Confidential Draft No. 1 as confidentially submitted to the U.S. Securities and Exchange Commission on
June 1, 2022. This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[        ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________________

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Samfine Creation Holdings Group Limited

(Exact name of Registrant as specified in its charter)

__________________________________________

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2750	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong
+852 3589 1500

(Address, including zip code, and telephone number, including area code, of principal executive offices)

__________________________________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 +1 (212) 530-2206	Mengyi Jason Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1 (212) 588-0022

__________________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

___________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary Shares, par value $0.0001 per share(2)(3)(4)	4,312,500	$5.0	$21,562,500	$1,998.84
Ordinary Shares, par value $0.0001 per share(5)	1,122,750	$5.0	$5,613,750	$520.39
Total	5,435,250	$5.0	$27,176,250	$2,519.24

____________

(1)      Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)      Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

(3)      Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares to cover over-allotment, if any.

(4)      Pursuant to Rule 416 under the Securities Act, we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(5)      This Registration Statement also covers the resale under a separate resale prospectus (the “Resale Prospectus”) by selling shareholders of the Registrant of up to 1,122,750 ordinary shares previously issued to the selling shareholders as named in the Resale Prospectus. Estimated solely for purposes of calculating the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus. A prospectus to be used for the public offering of 3,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus. A prospectus to be used for the resale by the selling shareholders (the “Selling Shareholders”) set forth therein of 1,122,750 Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        it contains different outside and inside front covers and back covers;

•        it contains different Offering sections in the Prospectus Summary section beginning on page 1;

•        it contains different Use of Proceeds sections on page 57;

•        a Selling Shareholders section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus on page 138 is deleted from the Resale Prospectus and a Selling Shareholder Plan of Distribution section is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus on page 144 deletes the reference to counsel for the underwriter.

The Registrant has included in this Registration Statement a set of alternate pages after the back-cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2022

3,750,000 Ordinary Shares

Samfine Creation Holdings Group Limited

This is the initial public offering on a firm commitment basis of our ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares in this offering is expected to be between $[4.00] and $[5.00] per Ordinary Share. The offering is being made on a “firm commitment” basis by Univest Securities, LLC, the underwriter. See “Underwriting.” We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying our Ordinary Shares.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company issuer that operates through its subsidiaries. We are a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of its own, we conduct our operations in Hong Kong and the People’s Republic of China (“PRC”) through our operating subsidiaries, Samfine Creation Limited (“Samfine HK”), Samfine Printing (Shenzhen) Co., Ltd. (“Samfine SZ”), and Shenzhen Samfine Cloud Printing Technology Limited (“Samfine SZ Technology”). This is an offering of ordinary shares of Samfine Creation Holdings Group Limited (“SFHG”), the holding company in the Cayman Islands, instead of shares of our operating subsidiaries, Samfine HK, Samfine SZ, and Samfine SZ Technology. You may never directly hold any equity interest in our operating subsidiaries.

Unless otherwise stated, references to the “Company”, “we”, “us”, and “our” in the prospectus are to SFHG, the Cayman Islands entity that will issue the Ordinary Shares being offered in this prospectus. References to “our PRC operating subsidiaries” refers to Samfine SZ and Samfine SZ Technology. Although our ownership interest in Samfine SZ is held through intermediate companies in the BVI and Hong Kong, and we currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in the PRC, the structure under which we operate involves unique risks to investors. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

Upon the completion of this offering, the outstanding shares of SFHG will consist of 15,000,000 Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or 15,562,500 Ordinary Shares, assuming the over-allotment option is exercised in full. SFHG will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our controlling shareholder, Mr. Wing Wah Cheng, Wayne, will own 67.52% of our total issued and outstanding Ordinary Shares (the “Controlling Shareholder”), representing 67.52% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Market Rules. See “Risk Factors — We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

Since our operating subsidiaries are located in Hong Kong and the PRC, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including, but not limited to the cybersecurity review and regulatory review of overseas listing of our Ordinary Shares through an offshore holding company. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. Since part of our operations are based in Hong Kong, we are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our operating subsidiaries’ business, it may intervene in or influence our operating subsidiaries’ operations. Such governmental actions:

•        could result in a material change in our operating subsidiaries’ operations and/or the value of our Ordinary Shares;

•        could significantly limit or completely hinder our operating subsidiaries’ ability to continue their operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

(Prospectus cover continued on the following page.)

We are both an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” for additional information.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)        Represents underwriting discounts equal to           % per Ordinary Share.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately US$          , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 562,500 additional Ordinary Shares from us at the initial public offering price, less underwriting discounts to cover over-allotment, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$5.00, the total underwriting discounts payable will be US$            and the total gross proceeds to us, before expenses, will be US$          .

We expect our total cash expenses for this offering to be approximately US$          , including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about           , 2022.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Univest Securities, LLC

The date of this prospectus is            , 2022.

(Prospectus cover continued from preceding page.)

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies in certain areas to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Samfine HK, Samfine SZ and Samfine SZ Technology’s daily business operations and on their abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operating subsidiaries’ operations and/or the value of our Ordinary Shares we are registering for sale and could significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this prospectus, our operations in Hong Kong and the PRC and this offering are not subject to the review or prior approval of the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. See “Prospectus Summary — Regulatory Approval of the PRC” and “Risk Factors — Risks Related to Doing Business in China and Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. WWC, P.C. is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this Prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted” on page 24. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

As a holding company, SFHG may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Samfine HK is permitted under the laws of Hong Kong to provide funding to SFHG through dividend distributions without restrictions on the amount of the funds distributed. Samfine SZ and Samfine SZ Technology are permitted under the laws of the PRC to pay dividend to SFHG only out of its accumulated profits which are determined in accordance with the PRC accounting standards and regulations. If any of SFHG’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to SFHG. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in the PRC or Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. To address persistent capital outflows and the RMB’s depreciation against the USD in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”), have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its profits of our PRC subsidiaries, if any. The PRC government may promulgate regulations or policies to restrict the remittance of RMB into or out of the PRC. As at the date of this prospectus, SFHG did not declare or pay any dividends and there was no transfer of assets among SFHG and its subsidiaries. During the years ended December 31, 2021 and 2020, Samfine HK declared and paid cash dividends in the amounts of HK$7,200,000 (approximately US$923,124) and HK$9,300,000 (approximately US$1,192,369), respectively to the then sole shareholder, Mr. Wing Wah Cheng, Wayne. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries, by way of dividend payments. See Risk Factors — “We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”, “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries,” “Dividend Policy,” and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details.

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Through and including            , 2022 (the 25th days after the date of this prospectus), all dealers that effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        “Articles” or “Articles of Association” are to the amended and restated articles of association of our Company (as amended from time to time) adopted on [•] and as amended, supplemented and/or otherwise modified from time to time;

•        “BVI” are to the British Virgin Islands;

•        “Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “COVID-19” are to the Coronavirus Disease 2019;

•        “Europe” are to the European Union, excluding the UK;

•        “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•        “IPO” are to an initial public offering of securities;

•        ‘‘Memorandum’’ or ‘‘Memorandum of Association’’ the amended and restated memorandum of association of our Company (as amended from time to time) adopted on [•] and as amended, supplemented and/or otherwise modified from time to time;

•        “New Achiever,” or “Samfine BVI” are to New Achiever Ventures Limited, a BVI business company limited by shares incorporated in BVI, a direct wholly owned subsidiary of SFHG;

•        “Ordinary Shares” or “Shares” are to the ordinary shares of SFHG, par value $0.0001 per ordinary share;

•        “our operating subsidiaries” or “operating subsidiaries” are to Samfine HK, Samfine SZ, and Samfine SZ Technology;

•        “our PRC operating subsidiaries” are to Samfine SZ and Samfine SZ Technology;

•        “PRC” or “China” are to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•        “HKD” or “HK$” are to the legal currency of Hong Kong;

•        “RMB” are to Renminbi, the legal currency of the PRC;

•        “Samfine HK” are to Samfine Creation Limited, a company incorporated in Hong Kong with limited liability, a directly wholly owned subsidiary of Samfine BVI and an indirect wholly owned subsidiary of Samfine and Samfine’s operating subsidiary in Hong Kong;

•        “Samfine SZ” are to Samfine Printing (Shenzhen) Co., Ltd., a company established in the PRC with limited liability, a directly wholly owned subsidiary of Samfine HK and an indirect wholly owned subsidiary of Samfine and Samfine’s operating subsidiary in the PRC;

•        “Samfine SZ Technology” are to Shenzhen Samfine Cloud Printing Technology Limited, a company established in the PRC with limited liability, a directly wholly owned subsidiary of Samfine SZ and an indirect wholly owned subsidiary of SFHG;

•        “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•        “Shenzhen Factory” are to the production site of Samfine SZ located in Shenzhen, Guangdong Province, the PRC;

•        “UK” are to the United Kingdom;

•        “U.S. dollars” or “US$” or “dollars” are to the legal currency of the United States; and

•        “we”, “us”, “our”, “our Company”, the “Company”, or “SFHG” in this prospectus are to Samfine Creation Holdings Group Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on January 20, 2022, that will issue the Ordinary Shares being offered.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We are a holding company with operations conducted in Hong Kong and the PRC through our operating subsidiaries in Hong Kong and the PRC, Samfine HK and Samfine SZ, respectively. SFHG’s reporting currency is HKD. This prospectus contains translations of HKD into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

SFHG’s fiscal year ends on December 31.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        introduction of new product and service offerings;

•        expected changes in our revenues, costs, or expenditures;

•        our expectations regarding the demand for and market acceptance of our products and services;

•        expected growth of our customers, including consolidated account customers;

•        competition in our industry;

•        government policies and regulations relating to our industry; and

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products and services, and economic activity in general.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “SFHG” refer to Samfine Creation Holdings Group Limited. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Through our operating subsidiaries, we are an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, our operating subsidiaries offer a wide range of printed products such as (i) book products, which mainly include children’s books, educational books, art books, notebooks, diaries and journals; and (ii) novelty and packaging products, which mainly include handcraft products, book sets, pop-up books, stationery products, products with assembly parts and other specialized products, shopping bags and package boxes. Our operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

Competitive Strengths

We believe the following competitive strengths differentiate our operating subsidiaries from their competitors:

•        Our operating subsidiaries offer printing services for a broad selection of printed products at competitive prices and offer customized and personalized products to their customers;

•        Our operating subsidiaries have a long operational history and well-established reputation in the printing industry;

•        Our operating subsidiaries have established and long-standing business relationships with reputable customers; and

•        Our operating subsidiaries have experienced and competent management and professional staff.

Our Strategies

Our operating subsidiaries intend to pursue the following strategies to further expand their business:

•        Upgrading production equipment to enhance production efficiency and the level of automation;

•        Expanding their market presence to other international markets in particular the U.S.;

•        Strengthening sales and marketing efforts and expanding customer base; and

•        Selectively pursue acquisitions and strategic investments.

Corporate History and Structure

In February 1993, Samfine SZ was established under the laws of the PRC to engage in the provision of commercial printing services.

In March 1997, Samfine HK was established under the laws of Hong Kong to engage in the provision of commercial printing services, with a view to capture opportunities from the printing market in Hong Kong.

As a part of the reorganization, in 2000, Samfine HK acquired the entire issued share capital of Samfine SZ. Accordingly, Samfine SZ became a directly wholly owned subsidiary of Samfine HK.

In April 2021, Samfine SZ’s wholly owned subsidiary, Samfine SZ Technology was established under the laws of the PRC with an aim to expand our services, in particular, printing and trading of personalized printing products.

In January 2022, SFHG was incorporated under the laws of the Cayman Islands as an exempted company with limited liability and as a holding company. On January 13, 2022, New Achiever was incorporated in the BVI as a limited liability company. On January 20, 2022, one share was allotted and issued to SFHG, following which New Achiever is wholly-owned by SFHG. Subsequently, SFHG acquired, through New Achiever, all the shares in Samfine HK as part of the reorganization prior to the listing.

We are offering 3,750,000 Ordinary Shares, representing 25% of the Ordinary Shares following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

Mr. Wing Wah Cheng, Wayne
Mr. Chun Lee Sze
Mr. Ka Leung Wong
Public Shareholders
90.02% / 67.52%
4.99% / 3.74%
4.99% / 3.74%
25%
Pre-IPO / Post-IPO
Samfine Creation Holdings Group Limited
("SFHG")
(Cayman Islands)
100%
New Achiever Ventures Limited
("New Achiever")
(BVI)
100%
Samfine Creation Limited
("Samfine HK")
(Hong Kong)
Outside
PRC
100%
Inside
PRC
SAMFINE Printing (Shenzhen) Co., Ltd.
("Samfine SZ")
(PRC)
100%
Shenzhen Samfine Cloud Printing Technology Limited
("Samfine SZ Technology")
(PRC)

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder, will own 67.52% of our total issued and outstanding Ordinary Shares, representing 67.52% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Investors are purchasing securities of our holding company, SFHG, instead of securities of our operating subsidiaries, through which our operations are conducted.

Transfers of Cash To and From Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of our subsidiaries regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfil its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

For SFHG to transfer cash to its subsidiaries, SFHG is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries incorporated in the BVI, Hong Kong and the PRC through loans or capital contributions. SFHG’s subsidiary formed under the laws of the BVI, New Achiever, is permitted under the laws of the BVI to provide funding to our operating subsidiaries in Hong Kong and the PRC subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of New Achiever. Samfine HK is permitted under the laws of Hong Kong to provide funding to our PRC operating subsidiaries, Samfine SZ and Samfine SZ Technology.

For the subsidiaries to transfer cash to SFHG, according to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. According to the laws of the PRC, our PRC operating subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC operating subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

As at the date of this prospectus, SFHG did not declare or pay any dividends and there was no transfer of assets among SFHG and its subsidiaries. During the years ended December 31, 2021 and 2020 Samfine HK declared and paid cash dividends in the amounts of HK$7,200,000 (approximately US$923,124) and HK$9,300,000 (approximately US$1,192,369), respectively, to the then sole shareholder, Mr. Wing Wah Cheng, Wayne.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. SFHG is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. Samfine HK is permitted under the laws of Hong Kong to provide funding to SFHG through dividend distributions without restrictions on the amount of the funds distributed. Samfine SZ and Samfine SZ Technology are permitted under the laws of the PRC to pay dividend to SFHG only out of its accumulated profits which is determined in accordance with the PRC accounting standards and regulations.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our PRC operating subsidiaries’ business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency but no dividends shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make a dividend distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

According to the Companies Ordinance of Hong Kong, dividends could only be paid by Samfine HK out of its distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between SFHG and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries to SFHG and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Under the laws of the PRC, dividend could only be paid by Samfine SZ and Samfine SZ Technology out of their accumulated profits which is determined in accordance with the PRC accounting standards and regulations. Samfine SZ and Samfine SZ Technology is required to set aside at least 10% of its after-tax profits as the statutory common reserve fund, which are not available for distribution as cash dividends. Samfine SZ and Samfine SZ Technology may stop drawing the profits if the aggregate balance of the common reserve has already accounted for 50 percent or more of their registered capital. A PRC company is also not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. The registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

Pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the State Administration for Foreign Exchange (“SAFE”). The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in the PRC, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may also from time to time impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our PRC operating subsidiaries incurs debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive cash derived from the profits generated by the operations in China, we may be unable to pay dividends on our Ordinary Shares. See “Dividend Policy” and “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” and a Consolidated Statements of Change in Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm for more information.

Enforcement of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Commerce and Finance Law Office, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Summary of Key Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to Doing Business in the PRC and Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Related to Doing Business in the PRC and Hong Kong” beginning on page 22 of this prospectus)

•        We conduct part of our operations in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our operating subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain (see page 22 of this prospectus).

•        If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless (see page 23 of this prospectus).

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted (see page 24 of this prospectus).

•        Adverse regulatory developments in the PRC may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with operations in Hong Kong and the PRC, all of which could increase our compliance costs, subject us to additional disclosure requirements (see page 26 of this prospectus).

•        We may become subject to a variety of PRC laws and other obligations regarding data protection and security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless (see page 26 of this prospectus).

•        Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties (see page 27 of this prospectus).

•        Enforcement of stricter labor laws and regulations in the PRC may adversely affect our PRC operating subsidiaries’ business and results of operations (see page 27 of this prospectus).

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation (see page 27 of this prospectus).

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary (see page 28 of this prospectus).

•        If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, in particular if such matter cannot be addressed and resolved favorably (see page 29 of this prospectus).

•        A downturn in the Hong Kong, the PRC or global economy, or a change in economic and political policies of the PRC could materially and adversely affect our operating subsidiaries’ business and financial condition (see page 29 of this prospectus).

•        There are political risks associated with conducting business in Hong Kong (see page 30 of this prospectus).

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, the PRC and other markets where the majority of the customers reside (see page 31 of this prospectus).

•        Fluctuations in exchange rates could have a material and adverse effect on our operating subsidiaries’ results of operations and the value of your investment (see page 31 of this prospectus).

•        Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our operating subsidiaries business and operations (see page 31 of this prospectus).

•        We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future (see page 32 of this prospectus).

•        Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident shareholders may subject such shareholders to fines or other liabilities (see page 32 of this prospectus).

•        Uncertainties with respect to the PRC’s legal system could materially and adversely affect us and our operating subsidiaries (see page 33 of this prospectus).

•        U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China (see page 33 of this prospectus).

•        Our operations may be subject to transfer pricing adjustments by taxation authorities (see page 34 of this prospectus).

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 34 of this prospectus)

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. (see page 34 of this prospectus).

Risks Related to Our Operating Subsidiaries’ Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Operating Subsidiaries’ Business and Industry” beginning on page 35 of this prospectus)

•        Our operating subsidiaries are dependent on the demand of their customers as they do not enter into any long-term contract, and their sales may fluctuate subject to customers’ demands (see page 35 of this prospectus).

•        Our operating subsidiaries rely on Hong Kong-based book traders whose customers are located in the international markets particularly the U.S. and Europe and subject to any material adverse changes to these markets (see page 35 of this prospectus).

•        We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues (see page 35 of this prospectus).

•        Our operating subsidiaries’ business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results (see page 36 of this prospectus).

•        Our operating subsidiaries may not be able to meet the delivery schedule of their customers and may experience a loss of revenue (see page 36 of this prospectus).

•        Our operating subsidiaries are subject to challenges from technological advancements in publishing and new forms of information dissemination (see page 36 of this prospectus).

•        Failure to adapt to technological developments in the printing industry may reduce our operating subsidiaries’ competitiveness (see page 37 of this prospectus).

•        Our operating subsidiaries face fierce competition in the printing service industry in Hong Kong and the PRC (see page 37 of this prospectus).

•        Our operating subsidiaries face risks associated with the seasonality of their industry (see page 37 of this prospectus).

•        The financial condition of our operating subsidiaries’ customers may deteriorate and their fee settlement to our operating subsidiaries may be delayed, which may adversely affect our operating subsidiaries’ cash flows, working capital, financial condition and results of operations (see page 37 of this prospectus).

•        Our operating subsidiaries are subject to data transfer risks in their production process which may result in discrepancies in their printing products (see page 38 of this prospectus).

•        Our operating subsidiaries may fail to obtain or renew the licenses that are material to their operation, or otherwise fail to satisfy their requirements from time to time, which will affect our operating subsidiaries’ ability to obtain new business and its financial position and prospects (see page 38 of this prospectus).

•        Our operating subsidiaries rely on their key management and professional staff, the loss of whom may affect our operating subsidiaries’ operations (see page 38 of this prospectus).

•        Our operating subsidiaries’ financial result for the year ending December 31, 2022 is expected to be adversely affected by non-recurring listing expenses (see page 39 of this prospectus).

•        Our operating subsidiaries are dependent on the quality of raw materials supplied by their suppliers (see page 39 of this prospectus).

•        We and our operating subsidiaries may be subject to litigation, arbitration or other legal proceeding risk (see page 39 of this prospectus).

•        Our operating subsidiaries may be exposed to claims by third parties for defamation or infringement of intellectual property rights (see page 39 of this prospectus).

•        Our operating subsidiaries’ services depend on the reliability of computer systems maintained by our operating subsidiaries and their outsourcing vendors and the ability to implement and maintain information technology and security measures (see page 40 of this prospectus).

•        Our operating subsidiaries reputation may be damaged due to negative events concerning their business (see page 40 of this prospectus).

•        Our operating subsidiaries may be unable to successfully implement their future business plans (see page 40 of this prospectus).

•        Our operating subsidiaries’ internal control system may become ineffective or inadequate (see page 40 of this prospectus).

•        A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our operating subsidiaries’ business, operating results and financial condition (see page 41 of this prospectus).

•        Our operating subsidiaries face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt their operations (see page 41 of this prospectus).

•        A severe or prolonged downturn in the global economy could materially and adversely affect our operating subsidiaries’ business and results of operations (see page 42 of this prospectus).

Risks Related to our Ordinary Shares (for a more detailed discussion, see “Risk Factors — Risks Related to our Ordinary Shares” beginning on page 42 of this prospectus)

•        There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see page 42 of this prospectus).

•        Our Shares are expected to initially trade under $5.00 per share and thus would be known as “penny stock” trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares (see page 43 of this prospectus).

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline (see page 43 of this prospectus).

•        Volatility in the price of our Ordinary Shares may subject us to securities litigation (see page 43 of this prospectus).

•        Our pre-IPO shareholders and Controlling Shareholder will be able to sell their shares after completion of this offering subject to restrictions under Rule 144 (see page 44 of this prospectus).

•        Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will incur immediate and substantial dilution in the book value of your Ordinary Shares. (see page 44 of this prospectus).

•        Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders (see page 44 of this prospectus).

•        We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see page 44 of this prospectus).

•        Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment (see page 45 of this prospectus).

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance the results of operations or the price of our Ordinary Shares (see page 45 of this prospectus).

•        Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances (see page 45 of this prospectus).

•        Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud (see page 45 of this prospectus).

•        We do not intend to pay dividends for the foreseeable future (see page 46 of this prospectus).

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline (see page 46 of this prospectus).

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China or Hong Kong against us or our directors named in the prospectus based on foreign laws. (see page 46 of this prospectus).

•        You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation (see page 47 of this prospectus).

•        Cayman Islands economic substance requirements may have an effect on our business and operations (see page 48 of this prospectus).

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation (see page 48 of this prospectus).

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (see page 48 of this prospectus).

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses (see page 49 of this prospectus).

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” (see page 49 of this prospectus).

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements (see page 50 of this prospectus).

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares (see page 50 of this prospectus).

REGULATORY APPROVAL OF THE PRC

Permission Required from Hong Kong Authorities

As advised by CFN Lawyers, our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, neither we nor our Hong Kong subsidiary, Samfine HK, is required to obtain any permission or approval from Hong Kong authorities to operate business or issue our Ordinary Shares to foreign investors.

However, in the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or be worthless.

Permission Required from Chinese Authorities

The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. For example, on December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

As of the date of this prospectus, we and our PRC subsidiaries, (i) are not required to obtain permissions or approvals from any PRC authorities including CSRC (either under its current rules or the proposed drafts of the Administration Provisions or the Measures, if enacted as currently drafted) to issue our Ordinary Shares including the Ordinary Shares being registered for sale to foreign investors, (ii) other than those essential permissions that the Company’s PRC subsidiaries have obtained for a domestic company in China to engage in the similar businesses, except for the circumstance set forth in “Business — Licenses and Certifications”, neither the Company nor any of its PRC subsidiaries is required to obtain any permission from any other PRC Authorities, including, without limitation, the CSRC and the Cyberspace Administration of China (“CAC”), to conduct its operations and the Offering (including offering securities to foreign investors), and (iii) have not received any requirement or were denied such permissions or approvals by any PRC authorities. In view of the fact that the Administration Provisions and the Measures have been published for public comment and may be officially promulgated and become effective in the future, they may require the indirect overseas issuance and listing of a PRC domestic enterprise to complete the filing procedures of CSRC. As such, our offering may be identified as an indirect overseas issuance and listing of our PRC subsidiaries by CSRC; and our PRC subsidiaries may be required to complete the filing procedures of CSRC and obtain the approval of the relevant PRC authorities after the Administration Provisions and the Measures become effective. As of the date of this prospectus, we are not subject to cybersecurity review with the CAC to conduct business operations in the PRC, given that: (i) we are not recognized as the “operator of critical information infrastructure” by any authentic authority, (ii) all the customers and suppliers of our PRC subsidiaries are enterprises, (iii) we do not possess a large amount of personal information in our operating subsidiaries’ business operations, and (iv) we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Nevertheless, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations is in the process of being formulated and the interpretation and application of these regulations remain unclear. We have been closely monitoring regulatory developments in the PRC regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of business operations and overseas listings, including this offering.

If we or our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operating subsidiaries’ operations in China, limit our operating subsidiaries’ ability to pay dividends outside of the PRC, limit our operating subsidiaries’ operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our operating subsidiaries’ business as well as the trading price of our Ordinary Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established. Any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Further, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for offering purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the offering and trading of such special purpose vehicle’s securities on an overseas stock exchange. We will not be required to submit an application to the CSRC for the approval of the offering and trading of our Ordinary Shares because (i) Samfine SZ was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) although Samfine SZ is a PRC entity, it has been controlled by a non-PRC person since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, the interpretation and application of the regulations remain unclear, and this offering may ultimately require the approval of CSRC. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

RECENT REGULATORY DEVELOPMENT IN THE PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Administration Provisions, and the Measures, which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to Critical Information Infrastructure Operator (“CIIO”), any Data Processing Operator (“DPO”) controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator which is in possession of personal data of more than one million users should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Given the nature of our operating subsidiaries’ business, we believe this risk is not significant. Our PRC operating subsidiaries are printing service providers to their customers in the PRC, and they are neither CIIOs nor DPOs as defined in the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our PRC operating subsidiaries’ business, operations or this offering as we do not believe that Samfine SZ and Samfine SZ Technology are deemed to be operators of critical information infrastructure or a data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because as of date of this prospectus (i) neither SFHG nor its PRC subsidiaries possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority; (ii) all our customers and suppliers are enterprises; and (iii) Samfine SZ and Samfine SZ Technology have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and they have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we believe that our PRC operating subsidiaries are not covered by the permission and requirements from the CSRC nor CAC, and we and our PRC operating subsidiaries have received all essential permissions to operate business in the PRC and no permission has been denied. Samfine SZ and Samfine SZ Technology have received all essential permissions required to obtain from the PRC authorities to operate their current business in the PRC, including business license, customs registration certificate, bank account open permit, and approval regarding environmental protection. See “Business — Licenses and Certifications”.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the Revised Review Measures is adopted into law in the future and if Samfine SZ or Samfine SZ Technology is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if the Revised Review Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiaries, the business operation of our operating subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our operating subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If operating subsidiaries fails to receive or maintain such permissions or if the required approvals are denied, our operating subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the PRC and Hong Kong — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in the PRC. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

Laws on Offshore Securities Offering

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Administration Provisions, and the Measures, which are now open for public comment.

Official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or a rescission of any such approval if is obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These regulatory authorities may impose fines and penalties on our PRC subsidiaries’ operations in China, limit our PRC subsidiaries’ ability to pay dividends outside of the PRC, limit our PRC subsidiaries’ operating privileges in the PRC, delay or restrict the repatriation of the offering from this offering into the PRC or take other actions that could materially and adversely affect our PRC subsidiaries’ business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Ordinary Shares offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our PRC operating subsidiaries’ business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

Holding Foreign Companies Accountable Act (The “HFCA Act”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Related to Doing Business in the PRC and Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.” on page 24. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer,” within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s notification of non-compliance requirement (Rule 5625), the voting rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, the outstanding shares of SFHG will consist of 15,000,000 Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or 15,562,500 Ordinary Shares, assuming the over-allotment option is exercised in full. Immediately after the completion of this offering, our Controlling Shareholder will own 67.52% of our total issued and outstanding Ordinary Shares, representing 67.52% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or 65.07% of our total issued and outstanding Ordinary Shares, representing 65.07% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, first emerged in the PRC and has spread globally. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe. While the spread of COVID-19 was substantially controlled in 2021, several types of COVID-19 variants emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed.

Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in the PRC, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Samfine SZ’s production facilities, Shenzhen Factory, located at Shenzhen, Guangdong Province had not been fully operational until March 20, 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities and in observation of the Chinese New Year national holiday. Due to the nature of our business, the closure of the Shenzhen Factory had delayed production and product delivery. Our offices and the Shenzhen Factory reopened on February 20, 2020 and production capacity had been picking up slowly until fully operational on March 20, 2020. However, in early 2022, restrictions and lockdowns were re-imposed in Shenzhen due to Omicron variant of the Covid-19. As a result, our Shenzhen Factory was temporarily closed for two weeks. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period.

•        Some of our book trader customers have been negatively impacted and the demand for product delivery has been delayed. Our customers have also been hampered by congested ports in the U.S. due to COVID-19, which in turn have caused delay in shipment, increase of inventory and disruption of our operating subsidiaries production schedule. As of the date of this prospectus, we have received customers’ orders with scheduled deliveries through May 2022. We believe the negative impact on our business by the COVID-19 pandemic has been gradually easing with occasional small outbreaks which usually are under control quickly.

•        We experienced some disruption to our supply chain during the PRC government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials during the first half of 2020. While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver raw materials to our facilities, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we had increased customer order lead times. This may limit our ability to fulfill orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our operating subsidiaries’ business depends on our employees. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work since the Chinese New Year holiday in early 2020. However, the impact of such shortage is not significant to our operating subsidiaries because customer order deliveries have been delayed due to the COVID-19 pandemic and our existing employees have been working overtime to mitigate this temporary labor shortage. Since the second quarter 2020, as the COVID-19 pandemic in the PRC has been mostly under control, we have seen supply of labor slightly recovering.

The extent to which COVID-19 impacts our operating subsidiaries business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the printing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2022 and beyond.

Corporate Information

Our principal executive office is located at Flat B, 8/F, Block 4, Kwun Tong Industrial Centre, 436-446 Kwun Tong Road, Kwun Tong, Kowloon Hong Kong. Our telephone number is +852 3589 1500. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our website is located at http://www.1398.cn/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Our agent for service of process in the United States is Cogency Global Inc., located at located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The Offering(1)

Below is a summary of the terms of the offering:-

Issuer:	Samfine Creation Holdings Group Limited
Ordinary Shares being offered by us:	3,750,000 Ordinary Shares
Offering price per Ordinary Shares:	We estimate the initial public offering price will be between US$4.00 and US$5.00 per Ordinary Share
Number of Ordinary Shares outstanding prior to this offering:	11,250,000 Ordinary Shares
Number of Ordinary Shares outstanding after this offering:	15,000,000 Ordinary Shares assuming no exercise of the underwriters’ over-allotment option. 15,562,500 Ordinary Shares assuming full exercise of the underwriters’ over-allotment option
Over-allotment option:

We have granted the underwriters the right to purchase up to 562,500 additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments

Use of proceeds:

Based upon an initial public offering price of US$         per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$         if the underwriters do not exercise their over-allotment option, and US$         if the underwriters exercise their over-allotment option in full

We plan to use the net proceeds of this offering as follows:

•   Approximately 35% for strengthening of our operating subsidiaries’ printing business in Hong Kong and expanding market presence in other international markets in particular the U.S.

•   Approximately 35% for purchasing machinery and improving and upgrading our operating subsidiaries’ production equipment to enhance level of automation;

•   Approximately 30% for additional working capital and other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 57.
Lock-up:

All of our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Ordinary Shares for a period of 180 days commencing on the date of the registration statement of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer Agent	VStock Transfer, LLC
Proposed Nasdaq Capital Market symbol	We have reserved the symbol “[*]” for purposes of listing of our Ordinary Shares on Nasdaq Capital Market
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 22.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on 11,250,000 Ordinary Shares outstanding as of the date of this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc., as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Enforceability

Cayman Islands

Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

PRC

Commerce and Finance Law Office, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Hong Kong

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our operating subsidiaries’ business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our operating subsidiaries business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in the PRC and Hong Kong

We conduct part of our operations in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our HK operating subsidiary’ business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

SFHG is a holding company, and we conducts part of our operations in Hong Kong through our operating subsidiary Samfine HK. As at the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in the PRC as they may affect Hong Kong. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our operating subsidiaries are subject may change rapidly and with little notice to us and our operating subsidiaries or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our and our operating subsidiaries’ current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our operating subsidiaries’ development;

•        result in negative publicity or increase our operating subsidiaries’ operating costs;

•        require significant management time and attention; and

•        subject our operating subsidiaries to remedies, administrative penalties and even criminal liabilities that may harm our operating subsidiaries’ business, including fines assessed for our operating subsidiaries’ current or historical operations, or demands or orders that our operating subsidiaries modify or even cease our operating subsidiaries’ business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our operating subsidiaries’ daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operating subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operating subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our operating subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require our operating subsidiaries to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our operating subsidiaries’ business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or over foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the Administration Provisions, and the Measures, which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued the Revised Draft, which required that, among others, in addition to CIIO, any DPO controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Given the nature of our operating subsidiaries’ business, we believe this risk is not significant. Our PRC operating subsidiaries are printing service providers to their customers in the PRC, and they are neither CIIOs nor DPOs as defined in the Revised Review Measures. Samfine SZ and Samfine SZ Technology may collect and store certain data (including certain personal information) from its clients for “Know Your Customers” purpose, who may be PRC individuals. We do not currently expect the Revised Review Measures to have an impact on our PRC operating subsidiaries’ business, operations or this offering as we do not believe that Samfine SZ and Samfine SZ Technology are deemed to be operators of critical information infrastructure or a data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of date of this prospectus, neither SFHG nor its PRC subsidiaries possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority; and (ii) as of the date of this prospectus, Samfine SZ and Samfine SZ Technology have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and they have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we believe that our PRC operating subsidiaries are not covered by the permission and requirements from the CSRC nor CAC.

As of the date of this prospectus, this offering is not subject to the review or prior approval of the CAC nor the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operating subsidiaries’ operations in the PRC, limit our operating subsidiaries’ ability to pay dividends outside of the PRC, limit our operating subsidiaries’ operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our operating subsidiaries’ business as well as the trading price of our Ordinary Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established. Any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, Hong Kong companies may face similar regulatory risks as those operating in the PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its appendix A and appendix B, registered public accounting firms subject to the mainland China determination and registered public accounting firms subject to the Hong Kong determination, respectively. Our auditor, WWC, P.C., is headquartered in San Mateo, California, and did not appear as part of the report under the lists in its appendix A or appendix B.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Adverse regulatory developments in the PRC may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in the PRC may impose additional compliance requirements for companies like us with operations in Hong Kong and the PRC, all of which could increase our compliance costs, subject us to additional disclosure requirements.

The recent regulatory developments in the PRC, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in the PRC over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong and in Mainland China, or causing the suspension or termination of our business operations in Hong Kong and Mainland China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in the PRC and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in the PRC, and that both countries should strengthen communications on regulating China-related issuers. We cannot guarantee that operating subsidiaries in HK and the PRC will not be subject to tightened regulatory review and we could be exposed to government interference from the PRC.

We may become subject to a variety of PRC laws and other obligations regarding data protection and security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Our PRC operating subsidiaries are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where each of our PRC operating subsidiaries operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. We have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment. As of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance or compulsorily enforced by a people’s court due to our failure to adequately pay housing provident fund contributions for our employees, our financial condition and results may be negatively impacted.

Enforcement of stricter labor laws and regulations in PRC may adversely affect our PRC operating subsidiaries’ business and results of operations.

Our PRC operating subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with its employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that our PRC operating subsidiaries decide to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our PRC operating subsidiaries’ current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor related laws and regulations in the PRC, which may subject us to labor disputes or government investigations. If our PRC operating subsidiaries are deemed to have violated relevant labor laws and regulations, our PRC operating subsidiaries could be required to provide additional compensation to its employees and our business, financial condition and results of operations could be materially and adversely affected.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in the PRC (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including the PRC, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in the PRC and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiaries’ business operations will be severely affected and you could sustain a significant decline in the value of our share.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the Hong Kong chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, its business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our operating subsidiaries’ business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in the PRC have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our operating subsidiaries’ business and this offering.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, the PRC or global economy, or a change in economic and political policies of the PRC could materially and adversely affect our operating subsidiaries’ business and financial condition.

Our operating subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our operating subsidiaries.

Economic conditions in Hong Kong and the PRC are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our operating subsidiaries’ business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in the political and economic policies of the PRC government or in relations between the PRC and the U.S. may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Part all of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the U.S. or other governments. There is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As part of our operations are based in the PRC, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, or if relations between the PRC and the U.S. or other governments deteriorate, the PRC government may intervene with our operations and our business in the PRC and the U.S., as well as the market price of our ordinary shares, may also be adversely affected.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect Samfine HK’s business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since the operation of our HK subsidiary, Samfine HK, is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting Samfine HK’s results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC and at the time President Trump signed an executive order and HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., the PRC, and Hong Kong, which could potentially harm Samfine HK’s business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on Samfine HK’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like Samfine HK. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, the PRC and other markets where the majority of our operating subsidiaries’ customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us, our operating subsidiaries and our operating subsidiaries’ customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our operating subsidiaries’ business.

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our operating subsidiaries’ business. Our operating subsidiaries may have also access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our operating subsidiaries’ markets, business, or results of operations, as well as the financial condition of our operating subsidiaries’ customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

Fluctuations in exchange rates could have a material and adverse effect on our operating subsidiaries’ results of operations and the value of your investment.

Our reporting currency is HKD, and foreign currencies are converted into HKD for financial reporting purpose. Our operating subsidiaries’ sales are denominated mainly in HKD and RMB. The purchase of paper, being the major raw materials, was mainly denominated in HKD and RMB while the production costs like labor costs and overheads expenses for Samfine SZ were principally denominated in RMB. Our operating subsidiaries are therefore exposed to the exchange rate risk on HKD against RMB. To date, we and our operating subsidiaries have not adopted any hedging policy against foreign exchange fluctuations. We and our operating subsidiaries cannot predict the future exchange rate fluctuations and in the event of any significant change in the exchange rates among HKD and RMB, our operating subsidiaries’ financial condition and results of operations may be affected. Any appreciation of the RMB may lead to an increase in our operating subsidiaries’ manufacturing costs if they are unable to pass on such additional costs to their customers. This may, in turn, affect our operating subsidiaries’ competitiveness against competitors outside the PRC.

In addition, significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Also, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our operating subsidiaries’ business or results of operations.

Although the exchange rate between the HKD to the U.S. dollar has been pegged since 1983, we cannot assure you that the HKD will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between HKD to U.S. dollars may have a material adverse effect on our operating subsidiaries’ revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into HKD for our operations, fluctuations in the exchange rates between HKD against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our operating subsidiaries business and operations.

Substantially all of our operations are conducted in the PRC and a majority of our revenues is sourced from the PRC. Our operating subsidiaries’ business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and therefore by the significant discretion of PRC authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and the PRC’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could materially and adversely affect our operating subsidiaries’ business and operating results, lead to a reduction in demand for our operating subsidiaries’ services and adversely affect their competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our operating subsidiaries. For example, our operating subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may materially and adversely affect our operating subsidiaries’ business and operating results.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. We may be required to obtain approval from PRC authorities in order to continue our listing in overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval. Our PRC counsel, Commerce and Finance Law Office, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Ordinary Shares because (i) each of Samfine SZ and Samfine SZ Technology, our PRC subsidiaries, was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) although each of Samfine SZ and Samfine SZ Technology is a PRC entity, it has been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this prospectus is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC counsel.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident shareholders may subject such shareholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008. Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our Ordinary Shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident shareholders to make the required registration will subject our operating subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our operating subsidiaries’ business, results of operations and financial condition.

Uncertainties with respect to the PRC’s legal system could materially and adversely affect us and our operating subsidiaries.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, PRC law still restricts certain foreign investments in the PRC, and such laws are continually evolving, as more fully described under “Regulation — Regulations Relating to Foreign Investment.” The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our operating subsidiaries enjoy. These uncertainties may affect our and our operating subsidiaries’ judgment on the relevance of legal requirements and our operating subsidiaries’ ability to enforce their contractual arrangements and rights, or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from our operating subsidiaries.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we and our operating subsidiaries may not be aware of our operating subsidiaries’ violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in the PRC, which would adversely affect our operating subsidiaries.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

Any disclosure of documents or information located in the PRC by foreign agencies may be subject to jurisdiction constraints and must comply with the PRC’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operating subsidiaries’ operations will be honored by our operating subsidiaries, or by entities who provide services to our operating subsidiaries or with whom our operating subsidiaries associate, without violating PRC legal requirements, particularly those entities that are located within the PRC. Furthermore, under the current PRC laws, an on-site inspection of our operating subsidiaries’ facilities by any of these regulators may be limited or prohibited.

Our operations may be subject to transfer pricing adjustments by taxation authorities.

We may use transfer pricing arrangements to accounted for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

SFHG is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

According to the Companies Ordinance of Hong Kong, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between SFHG and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from Samfine HK to SFHG and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Under the laws of the PRC, dividends could only be paid out of its accumulated profits which is determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, Samfine SZ and Samfine SZ Technology are required to set aside at least 10% of their after-tax profits as the statutory common reserve fund, which are not available for distribution as cash dividends. Samfine SZ and Samfine SZ Technology may stop drawing the profits if the aggregate balance of the common reserve has already accounted for 50 percent or more of their registered capital. In addition, distribution of any profits is not permitted until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. The registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

Moreover, pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the SAFE. The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in the PRC, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may also from time to time impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our PRC subsidiaries, incurs debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments.

Any limitation on the ability of our Hong Kong and PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Our Operating Subsidiaries’ Business and Industry

Our operating subsidiaries are dependent on the demand of their customers as they do not enter into any long-term contract, and their sales may fluctuate subject to customers’ demands.

In line with the industry norms, our operating subsidiaries do not enter into any long-term contract with their customers (i.e. book traders mainly located in Hong Kong whose clients are located around the world) but generate their sales on an order-by-order basis. As such, our operating subsidiaries’ sales may fluctuate subject to customers’ demand for their products and services. There is no assurance that our operating subsidiaries will continue to enjoy growth in their revenue and/or profit as they had experienced during the years ended December 31, 2021 and 2020 or at all during their future business operations. The future growth of our operating subsidiaries’ business depends on their ability to maintain and increase orders from their existing and new customers. We cannot guarantee that our operating subsidiaries’ growth will continue in the future. If there is any adverse change to market conditions such as an economic slowdown or an increase in competition, our operating subsidiaries’ business, financial condition and results of operations may be materially and adversely affected.

Our operating subsidiaries rely on Hong Kong-based book traders whose customers are located in the international markets particularly the U.S. and Europe and subject to any material adverse changes to these markets.

Our operating subsidiaries generated most of their revenue from Hong Kong-based book traders located in Hong Kong whose customers are located around the world, particularly in the U.S. and the Europe. Our operating subsidiaries anticipate that the provision of printing services and printed products to such book traders whose customers are located in international markets will continue to represent most of our operating subsidiaries’ revenue in the near future. In the event that there are any adverse changes in the political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements, or taxation or tariff regime in any of these markets, our operating subsidiaries’ business, financial condition and results of operations may be materially and adversely affected.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2020, three customers accounted for 29.7%, 17.3% and 16.0% of our total revenue and for the year ended December 31, 2021, four customers accounted for 22.7%, 20.5%, 18.3% and 13.7% of our total revenue, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any one of our largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

Our operating subsidiaries’ business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended December 31, 2020, one vendor accounted for 13.4% of our total purchases and for the year ended December 31, 2021, one vendor accounted for 14.4% of our total purchases, respectively. We generally do not enter into any long-term agreements with our suppliers. Accordingly, there is no assurance that our operating subsidiaries can maintain stable and long-term business relationships with any supplier. Failure to maintain existing relationships with the suppliers or to establish new relationships in the future could negatively affect our operating subsidiaries’ ability to obtain goods sold to customers in a price advantage and timely manner. If our operating subsidiaries are unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, our operating subsidiaries may be unable to satisfy the orders from its customers, which could materially and adversely affect our business, results of operations and financial condition.

Our operating subsidiaries may not be able to meet the delivery schedule of their customers and may experience a loss of revenue.

Once our operating subsidiaries accept purchase orders from their customers, they are committed to finishing their production process and delivering the finished products to their customers within the agreed schedule. Our operating subsidiaries’ customers generally require their delivery to destinations specified by them, and our operating subsidiaries’ products are generally delivered to designated overseas destinations. Our operating subsidiaries’ delivery of certain products, in particular the textbooks, is time-sensitive. Significant unscheduled downtime at the Shenzhen Factory due to equipment breakdowns, power failures, severe weather conditions or epidemic disease could cause disruptions in our operating subsidiaries’ operations or cause delays in their production schedules.

Moreover, given that Shenzhen Factory is the only production base for our operating subsidiaries’ business, if its operation is adversely affected, the production of our operating subsidiaries may be adversely disrupted or halted as a whole. Our operating subsidiaries may also become unable to fulfil the agreed production and delivery schedule due to transport and shipping disruptions, delay in the cargo consolidation process, and/or other factors beyond their control. If possible delay in delivery schedule is anticipated, our operating subsidiaries would take proactive actions such as timely negotiation with their customers for adjusting schedule, making delivery by expedited methods, or arranging for order fulfilment by way of sub-contracting. Our operating subsidiaries may incur additional expenses or have to offer additional discounts to their customers as a result of such remedial measures. When such delays occur, our operating subsidiaries may also experience a loss of revenue, and, in the worst case scenario, their customers may claim against them for compensation for late delivery. If such disruptions and/or delays occur frequently, our operating subsidiaries’ reputation, business, financial condition and results of operations may be materially and adversely affected.

Our operating subsidiaries are subject to challenges from technological advancements in publishing and new forms of information dissemination.

Our operating subsidiaries face challenges from new forms of information dissemination along with the increased digitalization of information, technological advancements in publishing and the increased popularity of the use of electronic media. As the Internet becomes easily accessible, on the one hand, personal electronic devices such as desktop computers, laptop computers, mobile phones, electronic readers and tablets become more common, on the other hand, both the supply of and demand for electronic information may impact the demand for printed products. If consumers’ preferences and trends keep shifting towards electronic media and platforms, and the popularity and sales of electronic products such as e-book readers and tablet devices stay on the increasing trend, our operating subsidiaries’ customers, namely book traders whose client are whose publication covers various sectors, may decide to transfer or increase distribution of their contents on digital mediums and reduce the usage of print media. In such event, our operating subsidiaries’ business, financial condition and results of operations may be materially and adversely affected.

Failure to adapt to technological developments in the printing industry may reduce our operating subsidiaries’ competitiveness.

Constant refinements to offset printing presses and related machinery as well as the introduction of new technologies are continuously improving the quality, productivity, safety, speed, reliability and energy efficiency within the printing industry. The ability to print faster and more cost-effectively offers printing service providers a competitive edge. Technological improvements and increases in the level of automation, not only in the printing process but also in the pre-press and post-press production stages, not only offer printing service providers cost savings on raw materials, time and labor, but also reduce human error while enhancing the quality of products. For the years ended December 31, 2021 and 2020, our operating subsidiaries has continuously upgraded their production facilities. However, in the event that our operating subsidiaries are not able to upgrade their technologies to meet customers’ demands, their business and results of operations may be adversely affected.

Our operating subsidiaries face fierce competition in the printing service industry in Hong Kong and the PRC.

Our operating subsidiaries operate in a highly fragmented and competitive industry, and we cannot assure you that our operating subsidiaries will be able to compete successfully in the future against many similar companies of varying sizes in the industry. Our operating subsidiaries’ success depends on their ability to compete effectively against these competitors in terms of product quality, customer service, price and timely delivery. Our operating subsidiaries’ larger competitors may have advantages over them such as having more advanced technologies or greater access to capital for marketing activities, better brand recognition and reputation in the market, a wider range of value-adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. Our operating subsidiaries also face competition from local medium and small-sized printing service providers which offer a similar range of services to them. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. Given the keen competition, we cannot assure that our operating subsidiaries will be able to maintain their competitive edge, being their one-stop printing services together with valuable printing solution consultation coupled with their reputation as a reliable and quality printing service provider in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which our operating subsidiaries operate. Intensified competition may cause our operating subsidiaries to reduce their service fees in order to compete with other market players, which could place significant pressure on our operating subsidiaries’ ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our operating subsidiaries’ market share, financial condition and results of operations.

Our operating subsidiaries face risks associated with the seasonality of their industry.

Our operating subsidiaries’ business and results of operations and cash flows fluctuate significantly from period to period. We generally record a relatively lower revenue in the first quarter of each calendar year due to the Chinese New Year holiday. Production in the PRC tends to slow down for at least four weeks, or even completely shut down, during the holiday period. On the other hand, the demand for our printing products typically increase in the fourth quarter of each calendar year as our customers generally place orders to us to meet their sales demand before festive seasons such as Christmas and Chinese New Year. Therefore, we generally experience a decrease in our revenue in the first quarter of each calendar year and an increase in our revenue in the fourth quarter of each calendar year, which is caused by our customers increasing their product inventory ahead of the holiday season. As a result, our operating subsidiaries’ operating results for a given interim period are not necessarily indicative of their operating results for an entire financial year. In addition, if our operating subsidiaries fail to provide those services in a timely manner and on commercially reasonable terms during peak season, our operating subsidiaries may lose their existing clients which may adversely affect their business and results of operations.

The financial condition of our operating subsidiaries’ customers may deteriorate and their fee settlement to our operating subsidiaries may be delayed, which may adversely affect our operating subsidiaries’ cash flows, working capital, financial condition and results of operations.

A decline in the financial condition of our operating subsidiaries’ customers would hinder our operating subsidiaries’ ability to collect payments from their customers and would also result in a decrease in demand for their services in the future. A sustained period of unfavorable general economic conditions or conditions affecting the operations or industries of our operating subsidiaries’ customers may increase our operating subsidiaries’ exposure to credit risks and result in increases in their allowance for doubtful receivables. These factors may also materially and adversely affect our operating subsidiaries’ cash flows, working capital, financial condition and results of operations.

Our operating subsidiaries are subject to the risk of payment deferral by their customers as part of their normal business operations. We cannot assure you that our operating subsidiaries will be able to fully recover the outstanding amounts due from their customers, if at all, or that they will settle the amounts in a timely manner. If settlements by our operating subsidiaries’ customers are not made in full or in a timely manner, our operating subsidiaries’ financial condition and results of operations will be adversely affected.

Our operating subsidiaries are subject to data transfer risks in their production process which may result in discrepancies in their printing products.

Our operating subsidiaries have been utilizing computer-to-plate printing technology in their printing process. The transfer of data from their computer systems directly onto printing plates may result in data loss that our operating subsidiaries are unable to detect. In the event of such occurrences, the printing order produced will contain discrepancies that our operating subsidiaries’ customers may find unsatisfactory. If such discrepancies are identified during our operating subsidiaries’ quality inspection and before delivery to customers, our operating subsidiaries could correct the discrepancies by re-printing the relevant products; or if such discrepancies are not identified until after delivery, our operating subsidiaries may have to reprocess the entire order and/or offer additional discounts to their customers for the defective delivery. In either case, our operating subsidiaries may have to incur additional costs and/or may experience a loss of revenue. In the worst case scenario, our operating subsidiaries’ customers may reject their entire printing order and/or claim against us for compensation for defective delivery. This may adversely affect our operating subsidiaries’ reputation, business, financial condition and prospects.

Our operating subsidiaries may fail to obtain or renew the licenses that are material to their operation, or otherwise fail to satisfy their requirements from time to time, which will affect our operating subsidiaries’ ability to obtain new business and its financial position and prospects.

As at the date of this prospectus, our operating subsidiaries had obtained all licenses that are material to their business operation, details of which are set out in the sub-section headed “Business — Licenses and Certifications” in this prospectus. These major licenses have expiry dates. There is no assurance that our operating subsidiaries can renew these licenses in a timely manner. In addition, these licenses are subject to continued compliance with various standards relating to, amongst others, financial capability, expertise, management and safety and there is no assurance that our operating subsidiaries will continue to meet such standards from time to time. There are circumstances which may affect the ability of our operating subsidiaries to maintain such licenses or otherwise lead to a suspension, downgrading or demotion of the qualifications. If our operating subsidiaries are unable to renew or otherwise maintain its licenses, they may not be able to obtain new orders from their customers, and thereby its financial position and prospects would be materially and adversely affected.

Our operating subsidiaries rely on their key management and professional staff, the loss of whom may affect our operating subsidiaries’ operations.

Our operating subsidiaries have a team of experienced and competent management who is responsible for directing and managing daily operations, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. For example, Mr. Wing Wah Cheng, Wayne, the founder of our operating subsidiaries and the chairman of the board of directors and the Controlling Shareholder, has over 25 years of experience in the printing industry. Leveraging on their experience and network in the industry, our operating subsidiaries have been successfully expanding their client base and operations. However, we cannot assure you that our operating subsidiaries can retain the services of their key management and find suitable replacements if any of them terminates his or her engagement with our operating subsidiaries, given the intense competition for experienced and competent personnel in the industry.

Our operating subsidiaries’ financial result for the year ending December 31, 2022 is expected to be adversely affected by non-recurring listing expenses.

The managements of our operating subsidiaries are of the view that the financial result of our operating subsidiaries for the year ending December 31, 2022 are expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses related to this offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in the consolidated statements of income which is expected to be recognized for the year ending December 31, 2022. Accordingly, the results of operation and financial performance for the year ending December 31, 2022 may be adversely impacted, and may or may not be comparable to our operating subsidiaries’ financial performance in the past.

Our operating subsidiaries are dependent on the quality of raw materials supplied by their suppliers.

Our operating subsidiaries conduct quality inspections on the raw materials delivered to them and rely on their suppliers to provide relevant certificates proving that the materials are in compliance with all necessary standards and requirements of their customers or the countries or regions which our operating subsidiaries export their products to. In the event that the raw materials supplied to our operating subsidiaries fail to satisfy the specifications as requested by our operating subsidiaries and confirmed by their suppliers, our operating subsidiaries will endeavor to request for exchange of raw materials from their suppliers, make procurement from other suppliers, as well as timely negotiate with their customers for adjustment of their delivery schedule. During the year ended December 31, 2021 and 2020, our operating subsidiaries did not have any material claims against their suppliers due to defective quality of raw materials. If our operating subsidiaries are unable to resolve the issue in a timely manner when they receive defective raw materials, (i) our operating subsidiaries may experience delay in product delivery to their customers, (ii) our operating subsidiaries may not be able to deliver satisfactory products to their customers, or (iii) their customers may reject the relevant shipment, which may result in the loss of orders or claim of damages from customers. In such circumstances, our operating subsidiaries’ business, financial condition and results of operations may be adversely affected.

We and our operating subsidiaries may be subject to litigation, arbitration or other legal proceeding risk.

We and our operating subsidiaries may be subject to arbitration claims and lawsuits in the ordinary course of their business. As of the date of this prospectus, we and our operating subsidiaries are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our and our operating subsidiaries’ management, is likely to have a material adverse effect on our operating subsidiaries’ business, financial condition or operations. Actions brought against us or our operating subsidiaries may result in settlements, awards, injunctions, fines, penalties and other results adverse to us or our operating subsidiaries. A substantial judgment, settlement, fine or penalty could be material to our or our operating subsidiaries’ operating results or cash flows for a particular period, depending on our or our operating subsidiaries’ results for that period, or could cause our or our operating subsidiaries significant reputational harm, which could harm our business prospects.

Our operating subsidiaries may be exposed to claims by third parties for defamation or infringement of intellectual property rights.

Almost all the materials our operating subsidiaries print are subject to copyright protection. In the event of any intellectual property rights claims against our operating subsidiaries’ customers, our operating subsidiaries may become a party to such disputes. In addition, our operating subsidiaries may also be exposed to potential litigation claims that the contents of publications our operating subsidiaries are contracted to print may contain allegedly libel or defamatory materials. As a result, there is a risk that claims may be made against our operating subsidiaries for defamation, negligence, copyright or trademark infringement or other claims relating to the nature and contents of the materials they print. In any of the circumstances as described above, any protracted litigation will require substantial costs and the diversion of resources and management’s attention. Furthermore, an adverse determination against our operating subsidiaries in any of such legal proceedings may result in our operating subsidiaries’ payment of significant damages, which they may not be able to seek full indemnification from their customers. As such, our operating subsidiaries’ business, financial condition and results of operations may be adversely affected.

Our operating subsidiaries’ services depend on the reliability of computer systems maintained by our operating subsidiaries and their outsourcing vendors and the ability to implement and maintain information technology and security measures.

Our operating subsidiaries’ services depend on the reliability of computer systems maintained by our operating subsidiaries and their outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our operating subsidiaries’ facilities and computer systems. Further, our operating subsidiaries’ servers may be subject to computer viruses, hacking, vandalism, physical or electronic break-ins and other disruptions, which could lead to a loss of data. In addition, if the technological and operational platforms and capabilities become outdated, our operating subsidiaries will be at a disadvantage when competing with their competitors in the industry in which they operate. Our operating subsidiaries’ failure to back up their data and information in a timely manner may cause material disruption of their business operation and may therefore adversely affect their business and results of operations.

Our operating subsidiaries reputation may be damaged due to negative events concerning their business.

Our operating subsidiaries’ reputation is susceptible to damage in case of any negative events in relation to their operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against Our operating subsidiaries or their employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our operating subsidiaries’ reputation and in turn our operating subsidiaries’ business activities and results of operations.

Our operating subsidiaries may be unable to successfully implement their future business plans.

Our operating subsidiaries’ success is dependent on, among other things, their proper and timely execution of their future business plans. Our operating subsidiaries’ future business plans may be hindered by factors beyond their control, such as competition within the industry they operate, their ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as their business and client base expand and their ability to provide, maintain and improve the level of human and other resources in servicing their customers. As such, we cannot assure that our operating subsidiaries’ future business plans will materialize, or that our operating subsidiaries’ objectives will be accomplished fully or partially, or our operating subsidiaries’ business strategies will generate the intended benefits to our operating subsidiaries as initially contemplated. If our operating subsidiaries fail to implement their business development strategies successfully, their business performance, financial condition and future prospects and growth could be materially and adversely affected.

Our operating subsidiaries may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, our operating subsidiaries may not have sufficient management, financial and other resources to integrate companies they acquire or to successfully operate joint ventures, and they may be unable to profitably operate their expanded company structure. Additionally, any new business that our operating subsidiaries may acquire or joint ventures they may form, once integrated with their existing operations, may not produce expected or intended results.

Our operating subsidiaries’ internal control system may become ineffective or inadequate.

Our operating subsidiaries rely on their internal control system to ensure effective business operations. Our operating subsidiaries have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast-changing environment in which our operating subsidiaries operate. We cannot assure that our operating subsidiaries’ internal control system has no deficiencies or inherent limitations, or that it can fully prevent our operating subsidiaries from their employee misconduct. Such deficiencies or inherent limitations may adversely affect our operating subsidiaries’ financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our operating subsidiaries’ business, operating results and financial condition.

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. Many businesses and social activities in the PRC, Hong Kong, the U.S. and other countries and regions have been severely disrupted, including those of our suppliers and customers. While the spread of COVID-19 was substantially controlled in China in 2021, restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. Despite the rapid COVID-19 vaccine rollout, uncertainties remain due to the emerging new variants, and our operations may be adversely affected by the restrictive measures to be imposed in the future. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where restrictions and strict lockdowns were imposed. Our suppliers and our customers have experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which have caused and may continue to have a negative impact on our business and operations, such as shortage in the supply of raw materials, suspend or reduce our production capacity, shortage of transportation or logistic services, delay of our products delivery, delay or cancellation of orders from our customers, and delay or default in payments from our customers. Our customers or end-users of our products that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue and results of operations. Our business operations could also be disrupted if any of our employees are suspected of being or is infected by COVID-19, since it could require other employees to be quarantined or our offices and production site to be closed down and disinfected.

COVID-19 pandemic continued to affect global logistics. During 2021, there have been minor outbreaks of COVID-19 in other ports in the PRC and caused temporary closure of ports in Shenzhen, which (i) caused delay of delivering and shipment of our products to customers and (ii) interrupted and decreased supply of raw materials for our operating subsidiaries’ production and driving raw material prices up. Our customers have also been hampered by congested ports in the U.S., which in turn have caused delay of shipment, increase of inventory and disruption of our operating subsidiaries’ production schedule.

As part of global supply chain interruption due to COVID-19, coal and other supplies for power generation plants have been negatively impacted. As a result, the PRC government started to enforce the “dual control of energy consumption” policy to control the total power consumption and efficiency which had caused disruptions to our operating subsidiaries’ production schedule and increase of the cost of production. All of these would have a material adverse effect on our results of operations and financial condition. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Our operating subsidiaries face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt their operations.

Our operating subsidiaries are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our operating subsidiaries’ ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our operating subsidiaries’ business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our operating subsidiaries’ operations are located in Hong Kong and the PRC, where their management and a majority of their employees currently reside. Consequently, our operating subsidiaries are highly susceptible to factors adversely affecting Hong Kong and the PRC. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong and the PRC, our operating subsidiaries’ operation may experience material disruptions, such as temporary closure of their offices and suspension of services, which may materially and adversely affect our operating subsidiaries’ business, financial condition and results of operations.

A severe or prolonged downturn in the global economy could materially and adversely affect our operating subsidiaries’ business and results of operations.

The global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong and Mainland China. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong and/or Mainland China economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

For the years ended December 31, 2021 and 2020, our operating subsidiaries revenue’ was mainly generated from the provision of printing products to book traders mainly located in Hong Kong whose customers are located around the world, particularly in the U.S. and Europe. We expect that these areas will continue to be our operating subsidiaries’ focused markets. Accordingly, if these areas experience any adverse economic, political or regulatory conditions due to events beyond our operating subsidiaries’ control, such as global economic downturn, natural disasters, contagious disease outbreaks, or terrorist attacks, our operating subsidiaries’ business, financial condition, results of operations and prospects may be materially and adversely affected.

Risks Related to our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Shares on the Nasdaq Capital Market. An active public market for our Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of our Ordinary Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Shares are expected to initially trade under $5.00 per share and thus would be known as “penny stock” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Ordinary Shares are expected to initially trade below $5.00 per share. As a result, our Ordinary Shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our Ordinary Shares, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our Ordinary Shares would not be covered securities and we would be subject to regulations in each state in which we offer our Ordinary Shares.

Volatility in the price of our Ordinary Shares may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our pre-IPO shareholders and Controlling Shareholder will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders and the Controlling Shareholder may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of our Ordinary Shares following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Resales of our Ordinary Shares in the public market during this offering by the Selling Shareholders or investors in this offering may cause the market price of our Ordinary Shares to decline.

Sales of resale shares, as well as the issuance of Ordinary Shares in this Offering could result in resales of our Ordinary Shares by our current shareholders concerned about the potential dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Ordinary Shares.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will incur immediate and substantial dilution in the book value of your Ordinary Shares.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders hold in aggregate 90.02% or more of our shares. After this offering, our directors, officers and principal shareholders will hold in aggregate 67.52% or more of our shares. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder, will own 67.52% of our total issued and outstanding Shares, representing 67.52% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our printing business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Pursuant to our Articles of Association, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid to a person of whom it does not approve or any Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any Share (whether fully paid up or not) to more than four (4) joint holders or a transfer of any Shares (not being a fully paid up Share) on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our Ordinary Share develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively PCAOB experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Ordinary Share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China or Hong Kong against us or our directorss named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Commerce and Finance Law Office, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see the section of this prospectus captioned “Description of Securities — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (‘‘ES Act’’) that came into force on 1 January 2019, a ‘‘relevant entity’’ is required to satisfy the economic substance test set out in the ES Act. A ‘‘relevant entity’’ includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we intend to rely on some home country practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and

Rule 5250(d), provided that we nevertheless comply with Nasdaq’s notification of non-compliance requirement (Rule 5625), the voting rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investor of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our operating subsidiaries’ business operations;

•        expected future economic performance;

•        competition in our operating subsidiaries’ market;

•        continued market acceptance of our operating subsidiaries’ services and products;

•        protection of our operating subsidiaries’ intellectual property rights;

•        changes in the laws that affect our operating subsidiaries’ operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our operating subsidiaries’ ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operating subsidiaries’ operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure and other financial items;

•        fluctuations in operating results;

•        dependence on our operating subsidiaries’ senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which our operating subsidiaries operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview of printing industry

Introduction

Printing is a process for reproducing the information which includes text and images, etc. on the manuscripts to printing substrates. Printing is a supporting industry to publishing, advertising and various light consumer goods industries, including toys, food, cosmetics, etc. Modern large-scale printing is typically done using a printing press, while the small-scale printing is done free-form with a digital printer. Although paper is the most common material, it is also frequently processed on metals, plastics, cloth and composite materials.

Depending upon the process, the printed image is transferred to the substrate either directly or indirectly. In direct printing, the image is transferred directly from the image carrier to the substrate. In indirect, or offset, printing, the image is firstly transferred from the image carrier to the blanket cylinder and then to the substrate.

Each printing process can be divided into three major steps: (i) Pre-press operations encompass a series of steps during which the idea for a printed image is converted into an image carrier such as a plate, cylinder, or screen; (ii) Press refers to actual printing operations; and (iii) Post-press primarily involves the assembly of printed materials and consists of binding and finishing operations.

Printing of Books and Other Printed Materials

A book is a set of sheets of paper, parchment, or similar materials that are fastened together to hinge at one side. In terms of contents and target readers, children’s books, educational textbooks and learning materials, leisure and lifestyle books are key types of books in the global book printing market.

Novelty products, which refer to the specially designed and featured products with creative uniqueness, such as handcrafts, pop-up books, characteristic stationery products, etc. are classified as other printed materials. Production cost of novelty products are usually higher if they are handmade products due to additional labor and production requirement (e.g. pop-up and lift-the-flap books).

Value Chain

The typical industry value chain of book printing consists of various stakeholders, including book authors or agents, publishers, printing companies, distributors and booksellers, which are responsible for the drafting, production, supply and sales of the printed books in market.

The chart below demonstrates the typical value chain for the book printing:

•        Book authors serve as content providers of books. In general, authors provide their drafted content directly to the publishers or through the agents. Alternatively, authors may also liaise directly with printing companies for self-publishing.

•        Publishers are responsible for design, pricing, production and marketing of the printed books. In general, publishers may outsource the production to printing companies.

•        Printing companies will undertake printing of books and process of quality management based on requirements of authors and/or publishers, including: (i) pre-press (e.g. color proofing, imposition and plate-making) (ii) printing and (iii) post-press (e.g. folding, collating, sewing, trimming) and binding and finishing operations.

•        Distributors and wholesalers will provide temporary storage or shipment services to booksellers upon receiving the instructions from publishers.

•        Booksellers and retailers are responsible for sales and marketing activities (e.g. categorization and displaying the books in common area) of the printed books.

Analysis of Hong Kong Export Market of Books and Other Printed Matters

The printing service providers in Hong Kong produce a wide range of printing materials, including books, booklets, brochures and leaflets, and paper and paperboard labels, advertising materials, commercial catalogues, calendars, postcards and greeting cards. Most printing service providers have relocated their production to Mainland China with purpose-built plants to reduce operation costs. Such development has changed the workflow and logistics and greatly improved efficiency and output quality. However, they most will maintain their offices in Hong Kong to receive overseas orders.

Hong Kong’s Export Value of Books and Other Printed Matters (including Re-Export)

According to the Hong Kong Census and Statics Department, the total export value of printed reading books, brochures, leaflets and other printed materials and children’s picture, drawing or coloring books from Hong Kong has remained at a stable level for the years 2017, 2018 and 2021. The total export value recorded a decline in 2019 and 2020 respectively, mainly attributable to the global economic downturn and the social unrest in Hong Kong in 2019 and the outbreak of COVID-19 since early 2020. In 2021, the total export value rose back sharply to the levels of 2017 and 2018, from approximately HK$7,987 million in 2020 to HK$8,975 million in 2021, representing an increase of approximately12.4%, due to the global economic recovery and improvement of the cargo flows.

The chart below sets forth the export value of printed reading books, brochures, leaflets and other printed materials and children’s picture, drawing or coloring books from Hong Kong in the period from 2017 to 2021:

Export value of printed reading books, brochures, leaflets and other printed materials and children's picture, drawing or colouring books from Hong Kong (including re-exports)
(HK$ '000)
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
2017
2018
2019
2020
2021
Domestic Exports
Re-Exports
Total Exports

Source: Hong Kong Census and Statics Department

Hong Kong’s Export Value of Books and Other Printed Matters by Geographic Region

A large share of the export business is attributable to orders received directly from overseas countries. This also includes orders from major international publishers in Hong Kong. Export orders are mainly handled by printing service providers or book traders, who have established business relationships with overseas customers. During 2019, 2020 and the first six months of 2021, more than 66% of Hong Kong’s total export of printed matters were exported to the US, Mainland China, Europe and the UK.

The chart below sets forth Hong Kong’s export of printed matters by market over the period from 2019 to June 2021:

Hong Kong's Exports of Printed Matter by Market (in %)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
16.5
3.6
7.4
9.8
13
24.7
25
16.3
4.5
7.1
9.5
12.6
22.9
27.1
15.4
4.1
6.4
9.1
13.7
24.1
27.2
2019
2020
Jan-Jun 2021
US
Mainland China
ASEAN
EU
UK
Australia
Others

Note: ASEAN includes Vietnam, Cambodia and Indonesia

Source: Hong Kong Trade Development Council

Analysis of PRC Export Market of Books and Other Printed Materials

According to the Hong Kong Trade Development Council, the majority of Hong Kong’s total export of printed matters are attributable to re-exports of the PRC, with the total Hong Kong’s exports of printed matters of 2019, 2020 and the first six months of 2021 amounted to approximately HK$17,110 million, HK$13,858 million and HK$7,281 million respectively, of which 77.5%, 80.4% and 79% were re-exports originated from the PRC.

According to the National Bureau of Statistics of China, the total export value of printed reading books, brochures, leaflets and other printed materials and children’s picture, drawing or coloring books from the PRC increased from approximately US$3,613.0 million to approximately US$3,975.1 million from 2016 to 2019, representing a compounded annual growth rate of 2.42%, indicating a steady growth in demand for printed books and printed material products from the PRC to overseas. For the year 2020, the total export value decreased, which was likely attributable to the COVID-19 outbreak since January 2020. Set out below is the export value of printed reading books, brochures, leaflets and other printed materials and children’s picture, drawing or coloring books in PRC from 2016 to 2020.

Source: National Bureau of Statistics

Major market drivers of the market for printed books and other printed materials in Hong Kong and the PRC

Steady growth of demand for printed books

Despite the introduction of electronic books and electronic online learning platforms in the past years, the demand for printed books and printed materials maintained steady growth indicating that printed books are expected to remain as an important channel for knowledge transference, especially for educational books, reference books and children’s books, which is anticipated to be one of the key drivers to book printing market in future. Based on the historical growth rate of the total export value of the PRC and the recent rebound in total re-export value in Hong Kong for printed books and printed materials, as the global economic sentiment and the COVID-19 outbreak situation continues to improve, the demand for exports of printed books and printed materials is expected to recover to previous level of growth in the future.

Evolving Technology in Book Printing and Design

Advancement of technology is anticipated to take place in book printing due to higher requirement on fancy design, special printing effect and shorter production lead time, etc. from the customers. Therefore, book printing service providers are seeking higher degree of automation in production process (e.g. including binding and collating as well as other post press finishing steps). Moreover, book printing service providers are dedicated to enhancing production efficiency, saving costs and minimizing the scrap. As a result, the research and development of printing technologies will be facilitated given the demand for high quality printing services from customers.

Ease of access to books and printing services

The rapid development of online sales platforms has contributed to the growth of printed book industry. Apart from traditional sales channels like publishers, bookstores and retailer shops, printed books are also available online from e-commerce platforms (e.g. Amazon), websites operated by publishers and even in form of mobile applications, providing the ease of purchasing of printed books and printed products, saving the visit to the traditional brick-and-mortar book and retail stores. Meanwhile, printing companies are also taking advantage of the Internet for production management and business development. For instance, companies may receive files to be printed by electronic means from their clients and attend to their evolving needs more efficiently.

Emergence of Self-publishing Services

Self-publishing is a key trend in book printing industry for independent authors (“Indie Authors”) who wish to produce their books without involving separate publishers due to rising cost charged by these established publishers. Thus, indie authors may undertake the design, drafting and may seek for book printing companies for production. Some indie authors may be referred by book traders which may subsequently source established book printing companies for printing given the production volume is significant for some books produced by Indie Authors. Thus, the emerging indie authors serve as a new business opportunity for book printing service providers like us, apart from relying on traditional types of clients mainly comprising publishers. Through referral from book traders, we as book printing companies may explore to expand our business and clientele by providing printing services directly to indie authors, creating an additional source of sales revenue.

Entry barriers of book printing and other printed materials market in Hong Kong and the PRC

High Initial Capital Investment

To set up a new book printing business, substantial initial investment and capital reserve is required for securing production facilities with sufficient storage space for raw materials and printed books, procurement of machineries and equipment, and recruitment of skilled workers. Newly established book printing service providers may also face a risk of slow return on investment during the early stage of operation without acquisition of new business from major customers. Therefore, a significant investment and capital reserve become a barrier to new market entrants.

Industry Know-how and Experience

The operation of book printing business usually requires sophisticated management staff, specialists and a number of trained workers due to the fact that the industry is labor-intensive and technique-driven in nature. Sophisticated management staff are required to oversee the business development and internal operation. In addition, as one of the characteristics in book printing industry that there is a clear division of labor, workers will be trained with specific knowledge and skills for individual production step including production planning, pre-press, color management and post-press. Hence, high technical knowledge and requirements serve as a key barrier for new entrants of book printing industry.

Relationship with Major Clients and Suppliers

Publishers and authors are recognized as the major clients for book printing service providers. In general, the clients may have preference towards existing market players based on previous experience, production lead time, printing quality, cost and service level. Furthermore, a business partnership has also been established between existing book printing service providers and key suppliers. Such partnerships offer competitive edges for sourcing desirable raw materials (e.g. fancy paper, ink) and parts for machineries to deliver satisfactory printed book products. As a result, the well-established network with clients and suppliers are main entry barriers to new market players.

USE OF PROCEEDS

Based upon an initial public offering price of $[4.50] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$           if the underwriters do not exercise their over-allotment option, and US$           if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of US$[4.50] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by US$          , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by US$          , assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately 35% for strengthening of our printing business in Hong Kong and expanding market presence in other international markets in particular the U.S.:

we intend to strengthen our operating subsidiaries’ printing business in Hong Kong by recruiting suitable talents and/or improving the remuneration package of our existing talents; and

we also intend to set up regional representative offices or center in key strategic locations in particular the East Coast of the U.S. where potential customers are located to support our future business development and to enable us to respond quickly to the needs of our customers.

•        Approximately 35% for purchasing machinery and improving and upgrading our operating subsidiaries’ production equipment to enhance level of automation; and

•        Approximately 30% for additional working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our operating subsidiaries’ business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As at the date of this prospectus, SFHG did not declare or pay any dividends and there was no transfer of assets among SFHG and its subsidiaries. During the years ended December 31, 2021 and 2020, Samfine HK declared and paid cash dividends in the amounts of HK$7,200,000 and HK$9,300,000, respectively, to our then sole shareholder, Mr. Wing Wah Cheng, Wayne. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries.

Under the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make a dividend distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021 on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of 3,750,000 Ordinary Shares in this offering at the assumed initial public offering price of $4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	Actual	Actual	Adjusted(1)
	HK$	US$	US$
Ordinary Shares, $0.0001 par value per share: 500,000,000 shares authorized; 11,250,000 shares issued and outstanding; 15,000,000 shares issued and outstanding pro forma	8,775	1,125
Share subscription receivable	(8,775)	(1,125)
Additional paid-in capital	15,491,225	1,986,156
Accumulated other comprehensive income	4,453,879	571,040
Retained earnings	3,112,446	399,053
Total shareholders’ equity	23,066,325	2,957,374
Total capitalization	23,066,325	2,957,374

____________

(1)      Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts (underwriting discount equal to 4.5% per Ordinary Share, and estimated offering expenses payable by us (US$          ). We estimate that such net proceeds will be approximately US$          . For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2021, we had a historical net tangible book value of US$          , or US$           per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of December 31, 2021.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have 15,000,000 Ordinary Shares outstanding, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2021 would have been US$          , or US$           per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$           per Ordinary Share to existing investors and immediate dilution of US$           per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post- Offering(1)	Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2021	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

____________

(1)      Assumes gross proceeds from the offering of 3,750,000 Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of 4,312,500 Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately US$           per Ordinary Share, and would increase (decrease) dilution to new investors by US$           per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after this offering would be US$          , the increase in net tangible book value per Ordinary Share to existing shareholders would be US$          , and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$          .

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of December 31, 2021, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Shares paid at the assumed initial public offering price of US$4.5 per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	11,250,000	75%	$1,125	0%	$0.00
New investors	3,750,000	25%	$16,875,000	100%	$4.50
Total	15,000,000	100%	$16,876,125	100%	$1.12

EXCHANGE RATE INFORMATION

SFHG is a holding company with operations conducted in Hong Kong and the PRC through its operating subsidiaries in Hong Kong and the PRC, Samfine HK and Samfine SZ, respectively. SFHG’s reporting currency is HKD. This prospectus contains translations of HKD into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

In February 1993, Samfine SZ was established under the laws of the PRC to engage in the provision of commercial printing services.

In March 1997, Samfine HK was established under the laws of Hong Kong to engage in the provision of commercial printing services, with a view to capture opportunities from the printing market in Hong Kong.

As a part of the reorganization, in 2000, Samfine HK acquired the entire issued share capital of Samfine SZ. Accordingly, Samfine SZ became a directly wholly owned subsidiary of Samfine HK.

In April 2021, Samfine SZ’s wholly owned subsidiary, Samfine SZ Technology was established under the laws of the PRC with an aim to expand our services, in particular, printing and trading of personalized printing products.

Corporate reorganization

On January 20, 2022, SFHG was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, as a holding company. On January 13, 2022, New Achiever was incorporated in the BVI as a limited liability company. On January 20, 2022, one share was allotted and issued to SFHG, following which New Achiever is wholly-owned by SFHG. Subsequently, SFHG acquired, through New Achiever, all the shares in Samfine HK as part of the reorganization prior to listing.

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

Name	Background	Ownership
New Achiever Ventures Limited	— A BVI company — Incorporated on January 13, 2022 — Issued share capital of US$100 — Intermediate holding company	100% owned by SFHG
Samfine Creation Limited	— A Hong Kong company — Incorporated on March 12, 1997 — Issued share capital of HK$15,500,000 — Provision of printing services	100% owned by New Achiever
Samfine Printing (Shenzhen) Co., Ltd.	— A PRC company — Established on February 5, 1993 — Registered capital of US$1,808,800 — Provision of printing services	100% owned by Samfine HK
Shenzhen Samfine Cloud Printing Technology Limited	— A PRC company — Incorporated on April 21, 2021 — Registered capital of RMB1,000,000 — Not yet commenced any business	100% owned by Samfine SZ

We are offering 3,750,000 Ordinary Shares, representing 25% of our Ordinary Shares, assuming the underwriters do not exercise the over-allotment option. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder, will own approximately 67.52% of our total issued and outstanding Shares, representing 67.52% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Through our operating subsidiaries, we are an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, our operating subsidiaries offer a wide range of printed products such as (i) book products, which mainly include children’s books, educational books, art books, notebooks, diaries and journals; and (ii) novelty and packaging products, which mainly include handcraft products, book sets, pop-up books, stationery products, products with assembly parts and other specialized products, shopping bags and package boxes.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic, political and social conditions in the PRC and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in the PRC and Hong Kong. Due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in the PRC generally and by the continued economic growth in the PRC as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

We face fierce competition in the printing service industry in Hong Kong.

We operate in a highly competitive printing industry. Our success depends on our ability to compete effectively against our competitors in terms of product quality, customer services, price and timely delivery. Our competitors may have access to more advanced technologies or greater access to capital for marketing activities, better brand recognition and reputation in the market than we do. They may also operate under more competitive cost structures due to their geographical location or nature of services provided. As a result, our competitors may be able to compete more successfully over a longer period of time than we do. In addition, we may face competition from new entrants who may deliberately price their products lower than ours in order to gain access to this industry. There is no assurance that we will continue to compete successfully in the future, and if we fail to do so, our business, financial condition and results of operations may be materially and adversely affected.

Customer relationships and factors affecting our customers

Our sales are generated on an order-by-order basis and we generally do not enter into long-term contracts with our customers. The volume of product purchased form our customers may vary from year to year due to a number of factors, including the financial and operational success of our customers and factors affecting consumer demand of our customers’ products such as general economic conditions and the perception of such conditions by customers, employment rates, the level of consumer’s disposable personal income, interest rate, consumer debt levels, availability of credit and levels of taxation in the regions in which our products are sold.

Fluctuations of raw material prices

Cost of sales of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead. We do not have any framework supply agreement or other long-term supply contracts with any of our suppliers nor adopted any hedging policy for forward purchase of raw materials. The price of these raw materials is subject to a number of factors beyond our control, such as global demand of wood pulp, oil price, general economic condition, and environmental and conservation relation regulations. As such, in case of any significant increase in the price of our principal raw materials, and if we are unable to pass on such increase to our customers, our business and profitability maybe adversely affected.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, first emerged in the PRC and has spread globally. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe. While the spread of COVID-19 was substantially controlled in 2021, several types of COVID-19 variants emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed.

Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in the PRC, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Samfine SZ’s production facilities, Shenzhen Factory, located at Shenzhen, Guangdong Province had not been fully operational until March 20, 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities and in observation of the Chinese New Year national holiday. Due to the nature of our business, the closure of the Shenzhen Factory had delayed production and product delivery. Our offices and the Shenzhen Factory reopened on February 20, 2020 and production capacity had been picking up slowly until fully operational on March 20, 2020. However, in early 2022, restrictions and lockdowns were re-imposed in Shenzhen due to Omicron variant of the Covid-19. As a result, our Shenzhen Factory was temporarily closed for two weeks. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period.

•        Some of our book trader customers have been negatively impacted and the demand for product delivery has been delayed. Our customers have also been hampered by congested ports in the U.S. due to COVID-19, which in turn have caused delay in shipment, increase of inventory and disruption of our operating subsidiaries production schedule. As of the date of this prospectus, we have received customers’ orders with scheduled deliveries through May 2022. We believe the negative impact on our business by the COVID-19 pandemic has been gradually easing with occasional small outbreaks which usually are under control quickly.

•        We experienced some disruption to our supply chain during the PRC government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials during the first half of 2020. While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver raw materials to our facilities, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we had increased customer order lead times. This may limit our ability to fulfill orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our operating subsidiaries’ business depends on our employees. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work since the Chinese New Year holiday in early 2020. However, the impact of such shortage is not significant to our operating subsidiaries because customer order deliveries have been delayed due to the COVID-19 pandemic and our existing employees have been working overtime to mitigate this temporary labor shortage. Since the second quarter 2020, as the COVID-19 pandemic in the PRC has been mostly under control, we have seen supply of labor slightly recovering.

The extent to which COVID-19 impacts our operating subsidiaries business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the printing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2022 and beyond.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes uncertain tax position and going concern. Actual results could differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our combined and consolidated financial statements.

Revenue recognition

Our revenues consist of sales of printed book products and novelty products to third party customers. We adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We recognize sales at the point in time when we transfer physical possession of the goods to the customer who accepts, an event which indicates a transfer of control of the goods. Transaction price is determined and allocated to the goods prior to their transfer to the customer.

Accounts Receivable

Accounts receivable are recorded at the net value less provision for doubtful accounts. The management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. Their reviews generally include ongoing credit evaluations of our customers, such as the existence of an ongoing relationships, financial standing and previous settlements. Account balances outstanding longer than the payment terms are considered past due and provisions are made for estimated uncollectible receivables. Such estimates are based on historical collection experience, a review of the current status of receivables, judgment of the credit quality of our customer and the condition of the general economy and the industry. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. The allowance is based on management’s best estimates of specific losses on individual customer exposures. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts.

We estimate potential returns and record such estimates against its gross revenue to arrive at its reported net sales revenue. We have not encountered any incidents of sales returns.

Provision for doubtful accounts

We established a provision for doubtful accounts when there is objective evidence that we may not be able to collect amounts due.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the provision for doubtful accounts when the accounts receivables and other receivables are deemed uncollectible.

The table below sets forth the age analysis of our gross accounts receivable at the end of each period:

Years ended December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2021 (USD)	103,432	224,140	160,106	6,579,870	304,082	7,371,630
2021 (HK$)	806,728	1,748,200	1,248,762	51,320,356	2,371,719	57,495,765
2020 (HK$)	39,419	70,697	2,193,390	31,499,431	2,168,836	35,971,773

The table below sets forth the subsequent settlements related to our accounts receivable as of December 31, 2021:

Years ended December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2021 (USD)	42	5,633	31,859	5,216,505	10,215	5,264,254
2021 (HK$)	325	43,934	248,491	40,686,653	79,676	41,059,079

The table below sets forth the accounts receivable balance net of subsequent settlements as at 31 March 2022:

Year ended December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2021 (USD)	103,390	218,507	128,247	1,363,365	293,867	2,107,376
2021 (HK$)	806,403	1,704,266	1,000,271	10,633,703	2,292,043	16,436,686

The table below sets forth the provision of doubtful accounts for each aging group of our gross accounts receivable at the end of each period:

Year ended December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2021 (USD)	—	—	—	—	293,867	293,867
2021 (HK$)	—	—	—	—	2,292,043	2,292,043
2020 (HK$)	—	—	—	—	2,168,836	2,168,836

The table below sets forth the percentage of provision for doubtful accounts for each aging group of our accounts receivable at the end of each period:

Year ended December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2021	—	—	—	—	100%	3.9%
2020	—	—	—	—	100%	6.0%

Taxes

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

We own New Achiever Ventures Limited, which incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

We own Samfine HK, our Hong Kong operating subsidiary, through New Achiever. Samfine HK was incorporated in Hong Kong and is subject to Hong Kong profit tax at a rate of 16.5%. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, Samfine HK is exempted from income tax on its foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

People’s Republic of China

Samfine SZ and Samfine SZ Technology are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Samfine SZ and Samfine SZ Technology are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. During the year ended December 31, 2021, Samfine SZ officially obtained a preferential tax concession for being a high and new enterprise which entitled Samfine SZ to have 50% tax exemption from the PRC EIT for the coming three years.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2021

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended December 31,
	2020		2021
	HK$	% of revenue	HK$	US$	% of revenue
Revenue	122,009,852	100.0%	161,500,162	20,706,211	100.0%
Cost of revenue	(97,096,265)	(79.6)%	(133,593,155)	(17,128,206)	(82.7)%
Gross profit	24,913,587	20.4%	27,907,007	3,578,005	17.3%
Selling and marketing expenses	(6,606,173)	(5.4)%	(10,922,868)	(1,400,440)	(6.8)%
General and administrative expenses	(10,857,551)	(8.9)%	(11,194,531)	(1,435,269)	(6.9)%
Income from operations	7,449,863	6.1%	5,789,608	742,296	3.6%
Interest income	109,832	0.1%	100,736	12,916	0.1%
Interest expenses	(2,209,592)	(1.8)%	(1,671,181)	(214,265)	(1.0)%
Other income	2,284,623	1.9%	335,500	43,015	0.2%
Other expense	(2,673,883)	(2.2)%	(1,364,755)	(174,978)	(0.8)%
Income before income taxes	4,960,843	4.1%	3,189,908	408,984	2.0%
Income tax expense	(196,040)	(0.2)%	(381,097)	(48,861)	(0.2)%
Net income	4,764,803	3.9%	2,808,811	360,123	1.7%

Revenue

For the years ended December 31, 2021 and 2020, we generated our revenue through two revenue streams: sales of printed book products and sales of novelty products.

The following table presented our revenue disaggregated by service lines for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Sales of printed book products	77,551,651	97,418,367	12,490,175
Sales of novelty products	44,458,201	64,081,795	8,216,036
	122,009,852	161,500,162	20,706,211

Our revenue increased by HK$39,490,310 or 32.4% to HK$161,500,162 (US$20,706,211) for the year ended December 31, 2021 from HK$122,009,852 for the year ended December 31, 2020. The increase was principally driven by the recovery of economy and restoration of business following the gradual control of COVID-19 in 2021.

During the year ended December 31, 2020, because of the outbreak of COVID-19, education sector was severely affected. School closures due to COVID-19 had brought significant disruptions to education across many areas including the regions of North America and Europe, which were the principal areas where our major products were imported for schooling purpose. However, in 2021, the effect of COVID-19 was diminishing subsequent to the application of vaccination and education was largely resumed in general, and hence our revenue increased in 2021.

Gross profit and gross profit margin

Our overall gross profit increased by HK$2,993,420 or 12.0% to HK$27,907,007 (US$3,578,005) for the year ended December 31, 2021 from HK$24,913,587 for the year ended December 31, 2020, primarily due to the increase in our revenue. Our overall gross profit margin decreased by 3.1 percentage points to 17.3% for the year ended December 31, 2021 from 20.4% for the year ended December 31, 2020 because the increase of material costs and labor cost upon recovery of economy.

Selling and marketing expenses

For the years ended December 31, 2021 and 2020, our selling and marketing expenses consisted of staff costs, transportation costs, customs expense and other miscellaneous expenses. The following table sets forth a breakdown of our selling and marketing expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Staff costs	3,213,002	3,698,915	474,244
Transportation costs	2,195,845	5,315,090	681,458
Customs expense	873,281	1,524,951	195,517
Others	324,045	383,912	49,221
Total selling and marketing expenses	6,606,173	10,922,868	1,400,440

Our selling and marketing expenses increased by HK$4,316,695 or 65.3% to HK$10,922,868 (US$1,400,440) for the year ended December 31, 2021 from HK$6,606,173 for the year ended December 31, 2020, primarily due to an increase in staff costs, transportation costs and customs expense.

Staff costs

Our staff costs increased by HK$485,913 or 15.1% to HK$3,698,915 (US$474,244) for the year ended December 31, 2021 from HK$3,213,002 for the year ended December 31, 2020 due to the increase in headcount to cope with the increase in selling activities.

Transportation costs

Our transportation costs increased by HK$3,119,245 or 142.1% to HK$5,315,090 (US$681,458) for the year ended December 31, 2021 from HK$2,195,845 for the year ended December 31, 2020 as ocean freight rates increased since September 2020 due to the ongoing impacts of the COVID-19.

Customs expense

Our customs expense increased by HK$651,670 or 74.6% to HK$1,524,951 (US$195,517) for the year ended December 31, 2021 from HK$873,281 for the year ended December 31, 2020 which was in line with the increase in revenue.

Others

Our other selling and marketing expenses mainly consisted of rental expenses, advertising expenses and other miscellaneous expenses, remained relatively stable at HK$324,045 and HK$383,912 (US$49,221) for the year ended 31 December, 2020 and 2021, respectively.

General and administrative expenses

For the years ended December 31, 2021 and 2020, our general and administrative expenses consisted of staff costs, rental and office expense, allowance for doubtful debts, write-down of inventories, depreciation, legal and professional fee and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Staff costs	4,703,045	5,218,935	669,129
Rental and office expense	2,772,670	3,131,226	401,460
Allowance for doubtful debts	511,498	120,543	15,455
Write-down of inventories	116,891	87,612	11,233
Depreciation	55,266	54,859	7,034
Legal and professional fee	887,589	431,131	55,276
Others	1,810,592	2,150,225	275,682
	10,857,551	11,194,531	1,435,269

Our general and administrative expenses increased by HK$336,980 or 3.1% to HK$11,194,531 (US$1,435,269) for the year ended December 31, 2021 from HK$10,857,551 for the year ended December 31, 2020, principally due to the increase in staff costs.

Staff costs

Our staff costs increased by HK$515,890 or 11.0% to HK$5,218,935 (US$669,129) for the year ended December 31, 2021 from HK$4,703,045 for the year ended December 31, 2020 mainly due to increase of headcount to cope with the business recovery and expected expansion for the year ended December 31, 2021.

Rental and office expenses

Our rental and office expenses mainly represented rental expenses for Hong Kong office, warehouses in Shenzhen and Shenzhen Factory and other office expenses. Our rental and office expenses remained relatively stable at HK$2,772,670 and HK$3,131,226 (US$401,460) for the year ended December 31, 2020 and 2021, respectively.

Allowance for doubtful debts

The allowance for doubtful debts is based on management’s best estimates of specific losses on individual customer exposures by referring to credit periods, subsequent settlements, business relation and history, customer reputation, etc. at the end of the periods indicated.

For details of the allowance for doubtful debts, please refer to the section headed ‘‘Provision for doubtful accounts’’ in this prospectus.

Legal and professional fee

Our legal and professional fee decreased by HK$456,458 or 51.4% to HK$431,131 (US$55,276) for the year ended December 31, 2021 from HK$887,589 for the year ended December 31, 2020 as we engaged professionals to assist on the application of government subsidies related to COVID-19 pandemic granted by the local government in Shenzhen in 2020.

Others

Our other general and administrative expenses mainly consisted of entertainment expense, low value consumables, motor vehicle expense, bank charges, agency fee and other miscellaneous expenses increased by HK$339,633 or 18.8% to HK$2,150,225 (US$275,683) for the year ended December 31, 2021 from HK$1,810,592 for the year ended December 31, 2020 mainly due to the agency fee in 2021. We engaged two human resource agencies in Shenzhen for additional human resources to cope with our business recovery and expansion in 2021.

Interest expense

Our interest expense represented interest expenses for our bank and other borrowings and finance lease liabilities, which decreased by HK$538,411 or 24.4% to HK$1,671,181 (US$214,265) for the year ended December 31, 2021 from HK$2,209,592 for the year ended December 31, 2020. The decrease was principally attributable to the decrease in average banks and other borrowings balance during the year ended December 31, 2021.

Other income

The following table sets forth a breakdown of other income for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Government subsidies	2,117,607	296,895	38,065
Investment income	157,416	—	—
Others	9,600	38,605	4,950
	2,284,623	335,500	43,015

Our other income decreased by HK$1,949,123 or 85.3% to HK$335,500 (US$43,015) for the year ended December 31, 2021, from HK$2,284,623 for the year ended December 31, 2020 mainly due to the decrease in government subsidies upon the recovery of economy in the PRC in 2021. Our government subsidies principally related to financial aids during COVID-19 pandemic such as reduction of loan interest, unemployment aid and utilities expense refund. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Other expenses

The following table sets forth a breakdown of other expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Exchange loss	1,794,833	1,148,678	147,275
Loss on disposal of property, plant and equipment	872,843	155,832	19,979
Donation	—	60,245	7,724
Others	6,207	—	—
	2,673,883	1,364,755	174,978

Our other expenses decreased by HK$1,309,128 or 49.0% to HK$1,364,755 (US$174,978) for the year ended December 31, 2021, from HK$2,673,883 for the year ended December 31, 2020 mainly due to the decrease in exchange loss and loss on disposal of property, plant and equipment. The decrease in exchange loss mainly due to RMB appreciated against foreign currencies.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Current
– Hong Kong	1,228,315	230,835	29,596
– PRC	—	170,152	21,815
	1,228,315	400,987	51,411
Deferred
– Hong Kong	418,368	(19,890)	(2,550)
– PRC	(1,450,643)	—	—
	(1,032,275)	(19,890)	(2,550)
Total provision	196,040	381,097	48,861

Provision for income tax expense represents current profit tax net of deferred tax credit. Current profit tax included tax recorded in Hong Kong and the PRC.

Hong Kong current profit tax arose from the operation of Samfine HK in Hong Kong and its applicable tax rate is 16.5%. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC current profit tax arose from the operation of Samfine SZ in Shenzhen, PRC and it is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. During the year ended December 31, 2021, Samfine SZ officially obtained a preferential tax concession for being a high and new enterprise which entitled Samfine SZ to have 50% tax exemption from the PRC EIT for the coming three years.

Our overall effective tax rate increased by 7.9 percentage points to 11.9% for the year ended December 31, 2021 from 4.0% for the year ended December 31, 2020. The increase in effective tax rate for the year ended December 31, 2021 was mainly because Samfine SZ recognized HK$1.5 million deferred tax credit arising from tax loss in 2020 which offset our income tax expenses in 2020.

Net income

Our net income decreased by HK$1,955,992 or 41.1% to HK$2,808,811 (US$360,123) for the year ended December 31, 2021 as compared to HK$4,764,803 for the year ended December 31, 2020. The decrease in net income was predominantly due to recovery and restoration of business and economy thereby increase of costs and expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
CURRENT ASSETS
Cash and cash equivalent	24,441,227	11,611,840	1,488,774
Restricted cash	6,839,588	11,056,826	1,417,615
Accounts receivable, net	33,802,937	55,203,722	7,077,764
Prepayments and other current assets	5,022,863	5,243,870	672,327
Due from related parties	6,756,271	7,881,418	1,010,489
Inventories	14,323,334	17,023,804	2,182,651
Total current assets	91,186,220	108,021,480	13,849,620
CURRENT LIABILITIES
Banks and other borrowings	18,678,066	12,576,826	1,612,496
Accounts and bills payable	48,126,590	70,094,209	8,986,898
Accruals and other payables	5,223,089	5,893,635	755,633
Operating lease liabilities	3,615,979	4,152,917	532,453
Finance lease liabilities	175,341	1,143,146	146,565
Tax payable	2,568,210	2,275,426	291,736
Total current liabilities	78,387,275	96,136,159	12,325,781
Net current assets	12,798,945	11,885,321	1,523,839

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 60 to 90 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by HK$21,400,785 or 63.3% to HK$55,203,722 (US$7,077,764) as of December 31, 2021 from HK$33,802,937 as of December 31, 2020, which was in line with our increase in revenue during the year ended December 31, 2021.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

For details of the accounts receivables, please refer to the section headed ‘‘Provision for doubtful accounts’’ in this prospectus.

Prepayments and other current assets

The following table sets forth a breakdown of our prepayments and other current assets as of the dates indicated:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Deposits	408,798	415,282	53,244
Prepayments to suppliers	2,265,121	2,839,734	364,087
VAT input	2,098,518	1,775,226	227,605
Others	250,426	213,628	27,391
Total	5,022,863	5,243,870	672,327

Our prepayments and other current assets remained relatively stable at HK$5,022,863 and HK$5,243,870 (US$672,327) as of December 31, 2020 and 2021, respectively.

Inventories

The following table sets forth a breakdown of our inventories as of the dates indicated:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Raw materials	5,219,545	3,883,626	497,926
Work-in-progress	4,448,621	9,404,114	1,205,718
Finished goods	4,655,168	3,736,064	479,007
Total	14,323,334	17,023,804	2,182,651

Our inventories consisted of raw materials, work-in-progress and finished goods. Our inventories increased by HK$2,700,470 or 18.9% to HK$17,023,804 (US$2,182,651) as of December 31, 2021 from HK$14,323,334 as of December 31, 2020. During the year ended December 31, 2021, our production volume increased as a result of economy restoration and in the last quarter of 2021 we received certain orders from one of our customers to cope with the spring break needs.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the years ended December 31, 2021 and 2020, our obsolete and slow-moving inventories amounted to HK$87,612 (US$11,223) and HK$116,891, respectively.

Accounts and bills payable

Our accounts and bills payable mainly related to the purchase of raw materials from our suppliers. Our suppliers usually granted us a credit period between 60 and 90 days.

Our accounts and bills payable increased HK$21,967,619 or 47.2% to HK$70,094,209 (US$8,986,898) as of December 31, 2021 from HK$48,126,590 as of December 31, 2020, mainly due to a larger demand for material purchase for production purpose upon recovery of economy.

Accruals and other payables

The following table sets forth a breakdown of our accruals and other payables as of the dates indicated:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Payroll payable	3,420,165	4,465,184	572,489
Accrued expenses	504,397	337,487	43,270
Electricity payable	185,275	201,039	25,776
Contract liabilities	925,490	682,149	87,459
Other taxes	38,466	70,856	9,085
Others	149,296	136,920	17,554
Total	5,223,089	5,893,635	755,633

Our accruals and other payables increased by HK$670,546 or 12.8% to HK$5,893,635 (US$755,633) as of December 31, 2021 from HK$5,223,089 as of December 31, 2020, principally due to increase of payroll payable. We pay our staff cost in arrears and our staff cost increased mainly due to increase of headcount to cope with our business recovery and expected expansion during the year ended December 31, 2021.

Due from related parties

The following table set forth the breakdown of our balances due from related parties as of the dates indicated:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Due from Mr. Cheng	1,619,931	3,783,525	485,092
Due from Mrs. Cheng, spouse of Mr. Cheng	4,483,545	3,423,263	438,902
Due from Jiamei Cultural and Creative (Shenzhen) Co., Ltd, a company wholly-owned by Mrs. Cheng	652,795	674,630	86,495
Total	6,756,271	7,881,418	1,010,489

The amounts due from related parties were advances to these related parties. The balances were unsecured, interest free with no specific repayment terms and of non-trade nature.

All balances with related parties will be repaid upon listing.

Operating lease liabilities

Our operating lease liabilities mainly related to our rented premises for our plants and office. The current portion of our operating lease liabilities remained relatively stable at HK$3,615,979 and HK$4,152,917 (US$532,453) as at December 31, 2020 and 2021, respectively.

Finance lease obligations

Our finance lease obligations relate to two of our motor vehicles in Hong Kong and certain machineries in our Shenzhen factory. The current portion of our finance lease obligations increased by 967,805 or 552.0% to HK$1,143,146 as of December 31, 2021 from HK$175,341 as of December 31, 2020, due the entering of two finance leases for certain machineries for Samfine SZ during the year ended December 31, 2021.

Tax payable

Our tax payable related to our HK profit tax and PRC EIT payable, which remained relatively stable at HK$2,568,210 and HK$2,275,426 (US$291,736) for the year ended December 31, 2020 and 2021, respectively.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Cash and cash equivalent at the beginning of the year	17,824,194	24,441,227	3,133,651
Restricted cash at the beginning of the year	8,891,356	6,839,588	876,915
Cash and cash equivalent and restricted cash at the beginning of the year	26,715,550	31,280,815	4,010,566
Net cash generated from operating activities	4,587,435	6,131,071	786,076
Net cash generated from (used in) investing activities	7,107,965	(1,612,106)	(206,691)
Net cash used in financing activities	(7,130,135)	(13,131,114)	(1,683,562)
Cash and cash equivalent at the end of the year	24,441,227	11,611,840	1,488,775
Restricted cash at the end of the year	6,839,588	11,056,826	1,417,614
Cash and cash equivalent and restricted cash at the end of the year	31,280,815	22,668,666	2,906,389

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials and settlements of manufacturing activities, staff costs and other operating expenses.

For the year ended December 31, 2020, we had net cash generated from operating activities of HK$4,587,435, mainly arising from net income from our operation of HK$4,764,803, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of HK$3,607,386; (ii) amortization for intangible assets of HK$202,470, (iii) allowance for bad debts of HK$511,498; (iv) write-down of inventories of HK$116,891; and (v) loss on disposal of property, plant and equipment of HK$872,843. Changes in operating assets and liabilities mainly include: (i) increase in accounts receivable of HK$2,808,918 due to delay in settlement from our customers; (ii) increase in prepayment and other current assets of HK$2,882,449 mainly because we made a deposit to a bank for securing a new borrowing; (iii) the decrease in deferred tax assets of HK$1,032,274 as Samfine SZ recognised HK$1.5 million deferred tax credit arising from tax loss in 2020; and (iv) decrease in accounts payable of HK$782,822 mainly due to decrease in purchase of raw materials for production as the operating scale decreased due to COVID-19; partially offset by (i) decrease in inventories of HK$584,062 due to decrease in purchases to reduce inventory level during COVID-19; (ii) increase in accruals and other payables of HK$902,040 due to increase in contract liabilities as the operating scale decreased and less shipments were made due to COVID-19 for the year ended December 31, 2020; and (iii) increase in tax payable of HK$531,905.

For the year ended December 31, 2021, we had net cash generated from operating activities of HK$6,131,071 (US$786,076) mainly arising from net income from our operation of HK$2,808,811 (US$360,123), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of HK$3,891,705 (US$498,962); (ii) amortization of intangible assets of HK$396,033 (US$50,776); (iii) allowance for doubtful debts of HK$120,543 (US$15,455); (iv) write-down of inventories of HK$87,612 (US$11,233); and (v) loss on disposal of property, plant and equipment of HK$155,832 (US$19,979). Changes in operating assets and liabilities mainly include (i) increase in accounts receivable of HK$20,308,648 (US$2,603,806) due to increase in our revenue during the year; (ii) increase in inventories of HK$2,788,082 (US$357,465) as our production volume increased as a result of economy restoration and in the last quarter of 2021 we received certain orders from one of our customers to cope with the spring break needs; (iii) increase in prepayments and other current assets of HK$558,226 (US$71,571) mainly due to our increased prepayments to our suppliers as part of our strategies to secure raw material sources at competitive price; and (iv) decrease in tax payable of HK$292,784 (US$37,538); partially offset by (i) increase in accounts payable of HK$21,967,619 (US$2,816,506) mainly due to a larger demand for material purchase for production purpose upon recovery of economy and maintaining a relative stable material costs for production; and (ii) increase in accruals and other payables of HK$670,546 (US$85,972) due to our increased payroll payable as a result of the increase of headcount to cope with our business recovery and expected expansion.

Net cash from (used in) investing activities

For the year ended December 31, 2020, net cash from investing activities was HK$7,107,965 which principally related to redemption of financial assets amounting to HK$8,948,000.

For the year ended December 31, 2021, net cash used in investing activities was HK$1,612,106 (US$206,691) which related to the purchase of property, plant and equipment and computer software of HK$3,944,891 (US$505,781); partially offset by the proceed from disposal of property, plant and equipment of HK$2,332,785 (US$299,090).

Net cash used in financing activities

For the year ended December 31, 2020, net cash used in financing activities of HK$7,130,135 consisted of (i) repayment for bank and other borrowings of HK$28,509,975; and (ii) dividend payment of HK$9,300,000, which were partially offset by (i) proceeds from bank and other borrowings of HK$29,328,740; and (ii) repayment from related parties of HK$1,513,893.

For the year ended December 31, 2021, net cash used in financing activities of HK$13,131,114 (US$1,683,562) consisted of (i) repayment for bank and other borrowings of HK$16,482,880 (US$2,113,298); (ii) dividend payment of HK$7,200,000 (US$923,124); and (iii) advance to related parties of HK$1,125,147 (US$144,257), which was partially offset by proceeds from bank and other borrowings of HK$12,266,000 (US$1,572,645).

Capital Expenditures

We incurred capital expenditures of HK$1,595,346 and HK$3,885,678 (US$498,189) for the year ended December 31, 2021 and 2020, respectively, which mainly related to the purchase of our plant machineries for Samfine SZ.

Contractual Obligations

The following table summarized our undiscounted contractual obligations as of December 31, 2021:

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 3 years	More than 3 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	4,966,405	4,994,862	4,582,234	1,226,600	15,770,101
Finance lease obligation	1,257,483	736,972	152,531	—	2,146,986
Total contractual obligations	6,223,888	5,731,834	4,734,765	1,226,600	17,917,087
	Payment due by period
	Less than 1 year	1 to 2 years	2 to 3 years	More than 3 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	638,388	642,046	589,006	157,669	2,027,109
Finance lease obligation	161,224	94,488	19,556	—	275,268
Total contractual obligations	799,612	736,534	608,562	157,669	2,302,377

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Samfine HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,106) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HK$8,069,279 (US$1,034,576) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2021, HK$14,641,475 (US$1,877,208) was deposited with financial institutions located in the PRC, which were not federally insured. Accordingly, we have a concentration of credit risk related to the uninsured part of bank deposits. We have not experienced any losses in such accounts and believe it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and bank and other borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank and other borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

BUSINESS

OVERVIEW

Through our operating subsidiaries, we are an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, our operating subsidiaries offer a wide range of printed products such as (i) book products, which mainly include children’s books, educational books, art books, notebooks, diaries and journals; and (ii) novelty and packaging products, which mainly include handcraft products, book sets, pop-up books, stationery products, products with assembly parts and other specialized products, shopping bags and package boxes. Our operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

Leveraging our extensive industry experience, experienced management team and production facilities situated in the PRC, our operating subsidiaries are able to offer high quality and speedy book printing and other paper-related printing services in respect of a broad range of paper related products, which cater to our customers’ diversified needs. In particular, our operating subsidiaries have extensive experience in customized and personalized book printing allowing personalization in all aspects, including the cover, back and spine design, font and color as well as the interior design and format, and have developed a strong reputation in each of the printed products in which we specialize, namely, notebooks and planners which are widely used in colleges located in the U.S.

We place a strong emphasis on the high, consistent quality of our printing services and have therefore implemented a stringent and comprehensive quality control system. We maintain quality control throughout our production process, from the sourcing of raw materials and supplies to the manufacturing processes as well as the packaging of finished products.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively in and capitalize on the growing printing industry and distinguish us from our competitors:

We offer printing services for a broad selection of printed products at competitive prices and we offer customized and personalized products to our customers

Our operating subsidiaries offer a wide array of printing services to customers covering a broad range of products with a view to cater to their diversified needs. In addition to standard printing process, our printing services cover a wide spectrum of processes covering pre-press procedures such as color proofing, imposition and plate-making, offset printing procedures by multiple-color printing presses, post-press procedures such as collating, sewing, trimming, binding (including saddle-stitching, case binding, paperback binding, wire-O binding and spiral binding), and other finishing operations (such as lamination, varnishing, silk-screen printing, coating and other treatments like die-cutting, embossing, debossing and foil stamping).

Our operating subsidiaries are therefore also able to satisfy customers’ specific needs for customized and personalized products with different layout, color, printing, binding and finishing requirements. Leveraging the in-depth industry knowledge and experience of our senior management, we provide useful printing solution consultation to our customers including suggestions of amendments to the product designs, color-mix and use of materials to enhance the production cost-effectiveness as well as functionality and quality of finished products. We believe that our one-stop printing services together with valuable printing solution consultation coupled with our reputation as a reliable and quality printing service provider are attributes which give us a competitive edge over our competitors and other printing service providers. We believe our ability to provide one stop printing services to our customers not only fulfils their varying needs at different stages, but also fosters our solid long-term relationship with them.

Our operating subsidiaries have long operational history and well-established reputation in the printing industry

Our operating subsidiaries’ history can be traced back to February 1993 when Samfine SZ was established in the PRC to specialize in pre-press computer color separation and typesetting, and has expanded its business throughout the years. In 2003, our Shenzhen Factory, our production site in Shenzhen, the PRC, was established and has since been responsible for the production of all printed products, namely book products and novelty and packaging products. With an aim to further expand our services and capture opportunities from the printing market in Hong Kong, we acquired Samfine HK in 2018 and commenced business in the provision of printing services in Hong Kong. Subsequently, we gradually expanded into providing printing products to customers principally comprised of book traders located in Hong Kong whose customers are located around the world, particularly in the U.S. and Europe. As such, our operating subsidiaries have been providing printing services in the printing industry for over 20 years. During our long history of operation, we continuously strive to provide high standard and reliable services to our customers, and place strong focus on the quality control and invested in latest models of printing machines and equipment, which enable us to build up our reputation in the printing industry.

In addition, our long-established reputation is evidenced by our senior management team which possess in-depth industry knowledge and long-term business relationships with customers whose clients are located around the world. Throughout years of development, our operating subsidiaries are able to offer tailor-made and one-stop printing solutions and deliver to our customers high quality products that are customized according to their requirements, enabling us to successfully build up a reputation in the printing industry. Our long-established reputation in the printing service also benefits our provision of printing products, which has been gradually developing over the years. We strive to maintain close relationship with customers from all segments in order to maintain a close and long-term business relationship. We believe that our long-standing track record and well-established reputation in the printing industry provide us with significant advantages in retaining our key customers and competing for new business.

Our operating subsidiaries have established and long-standing business relationships with reputable customers

Our major customers principally comprise book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe. Our senior management team possess in-depth industry knowledge and have developed long-term relationships with our major customers and suppliers. For example, we have long history of making student’s diary and printing products for students in the U.S. As at the date of this prospectus, we have established business relationships with our top ten customers for around one to ten years. Our board of directors believe that the strength and depth of the relationships which we have built with our customers is a direct result of our strong focus on customer service and sales support, as well as our ability to produce high quality printing products in a consistent, timely and efficient manner. As such, by providing high quality printing products and maintaining supportive business relationships with our customers, we have been able to secure a stable business flow from these customers. Our operating subsidiaries’ long-term business relationships and track record with book traders whose reputable international customers have also helped us to impress and secure orders from new customers. Furthermore, as a result of the importance which we place on customer support, we have acquired a solid understanding of our customers’ businesses and specific needs, which, in turn, has enabled our operating subsidiaries to not only further entrench ourselves with such customers but also to operate with greater stability through improved production planning and economies of scale in raw materials procurement.

We have experienced and competent management and professional staff

We have a team of experienced and competent management with responsibility for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing our financial condition and performance, allocating and budgeting human resources and formulating business strategies. Our management team is led by Mr. Wing Wah Cheng, Wayne, our Director, chairman of the board of directors, a Controlling Shareholder and the founder of our operating subsidiaries, who possess more than 25 years of experience in the printing industry, and is responsible for the overall management, strategic development and major decision-making of our operating subsidiaries from business management, sourcing, production to sales and marketing. Our other Director, Ms. Cheng Kwan Hung, has over 10 years of experience in the printing industry and advertising industry. Leveraging on their extensive experience and long-established presence in the printing industry, we are able to optimize our production process, reduce production cycle, reduce costs and improve operational efficiency, as well as giving our customers confidence in our ability to complete quality works in a timely manner. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients.

Our Strategies

Our principal business objective is to further strengthen our position in the printing industry in Hong Kong and to replicate our success in Hong Kong in order to establish and expand our market presence in international markets, in particular in the U.S. We intend to achieve our future plans by adopting the following key strategies:

Upgrading production equipment to enhance production efficiency and the level of automation

Along with our business development, we intend to upgrade our production equipment to increase our level of automation and hence our overall production efficiency. As such, we intend to continue to increase the level of automation through purchasing technologically advanced equipment to produce high quality printing products at competitive prices.

We intend to purchase one set of fully automated paperback post-press machinery to replace our existing semi-automated machines for post-press operations of our paperback bound book production. We also plan to purchase two sets of new 5-color printing presses which are capable of printing one additional color such as metallic or fluorescent color or varnishing effect in addition to the four primary colors in one production run. Furthermore, to cope with our plan to further develop our packaging products segment, we need to enhance our production efficiency in post-press operations particularly those which are essential for packaging products such as mounting, collating and die-cutting processes, and will purchase various accessory equipment in relation to post-press operations such as mounting machines, collating machines and die-cutting machines with higher production efficiency and compatibility with our printing presses. Our board of directors believe that by increasing the level of automation of our production facilities, in addition to enhancement of production efficiency, we will benefit from reduction in labor costs and consistency in product quality.

Expand our market presence in other international markets in particular the U.S.

We intend to leverage our established and growing reputation to expand our sales and marketing network in areas with high potential for growth. We plan to increase market awareness in markets with business growth opportunities, in particular, the U.S. We plan to achieve the above through, among others, (i) explore and target new customers, in particular top-tier publishers in the U.S., without involving intermediate book traders; (ii) set up regional representative offices in key strategic locations such as East Coast of the U.S. where potential customers are located to support our future business development and to enable us to respond quickly to the needs of our customers in different regions; (iii) explore opportunities of further cooperation with sales representatives in the U.S. in order to enhance sales network; and (iv) enhance our website to include more information to showcase our products and service capabilities. In particular, we also intend to increase our sales customized and personalized product segment as well as packaging product segment.

Strengthening sales and marketing efforts and expanding customer base

We plan to deepen relationship with our existing customers as well as explore business opportunities from new customers. In order to broaden our sales network and customer base, we intend to expand and enhance our sales and marketing team by recruiting additional sales and customer service personnel. We will continuously seek to recruit and retain talent who possess in-depth knowledge and experience in the printing industry, as well as sales force who have good connection and knowledge in business development for expanding our customer base and sourcing suppliers. We will further enhance our customer service to strengthen customer loyalty. We offer our employees career development opportunities through our internal training programs to continuously enhance their technical and management skills, as well as their industry knowledge. We encourage our employees to fulfil their individual potential with a view to enhance the overall capability of our team and the quality of our customer service.

Selectively pursue acquisitions and strategic investments

While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments that complement our existing operations, facilitate our business strategies as well as strengthening our products, enhancing our capabilities and/or expanding our market presence in our core markets. Our potential targets for investment and acquisition will focus on companies with businesses and products that will enhance our market share and bring synergic effect to our business, such as printing houses or book traders in the U.S. with solid customer base. We will select potential targets based on various factors including each candidate’s market share, reputation and customer base. Taking into account of our own business scale, we currently target on relatively small-scaled printing houses or book traders with solid customer base in the U.S. and Europe to further enhance our foothold in these markets.

BUSINESS MODEL

Our operating subsidiaries provide printing services to book traders principally located in Hong Kong whose clients are located around the world, through our production site in Shenzhen, the PRC. The following diagram depicts our business model.

Order intake

- Customer's inquiry
- Taking instruction on special requirements from customers
- Offering quotation to customer
- Confirmation of order
- Production planning

Pre-press

- Receipt of files from customer
- For customized and personalized book printing, our design team to prepare the file in accordance to customer's requirements accordance
- Approval of ozalids
- Colour management
- Plates making (or preparing electronic file for digital printing)

Printing

- Bulk printing
- Quality check of the printed sheets

Post-press and binding

- Cutting, folding, collating, sewing and trimming
- Binding
- other finishing operations
- (where necessary) sub-contracting certain processes like laser die-cutting, flocking and transfer printing
- Quality check of semi-finished products

Delivery and sales recognition

- Final quality check on finished products
- Packaging and delivery
- Issuance of invoice
- Sales recognition

Our operating subsidiaries’ business usually starts with order intake from customers. We prepare quotations to our customers based on several factors such as the estimated material and labor costs, ordering quantity, expected delivery schedule and expected profit margin, as well as other special requirements from the customer. Once our quotation is accepted by the customer, our sales team will forward the job sheets to our production department so that our production department can arrange for the planning and scheduling of the production process, and the job order is in the pipeline for fulfilment.

PRODUCTS

Our products comprise (i) book products which mainly include children’s books, educational books, art books, notebooks, diaries and journals; and (ii) novelty and packaging products, which mainly include handcraft products, book sets, pop-up books, stationery products, products with assembly parts and other specialized products, shopping bags and package boxes.

Book products

Our operating subsidiaries are equipped to provide printing services for book products in a wide range of styles including case binding, paperback binding, saddle-stitched, wire-O binding, spiral binding, as well as handcraft products. The diagrams below illustrate the book products that our operating subsidiaries produce for our customers:

HANNES BOK
HANNES BOK

Animal colouring Book
Dragonfly 蜻蜓

MY FIRST BOARD BOOK
MY FIRST BOARD BOOK

The table below sets forth the book styles typically requested by our customers:

Book styles	Description	Sample picture
Case binding	A book bound with a stiff or hard cover
Paperback binding	A book bound with a paper or other non-board cover
Saddle-stitched

A common way of binding pamphlets and booklets which may be less than five-millimeter thick. The pages are bound together by thread or wire inserted through the spine, or folding line, and into the center spread where they are clinched. As wire or thread may be used or the stitching, thus, saddle-stitched books may be saddle-wire stitched or saddle-thread stitched

Wire-O binding	A method of loose-leaf binding in which a continuous double loop of wire runs through punched slots along the binding side of a booklet

Book styles	Description	Sample picture
Spiral binding	A method of binding in which a continuous wire is threaded through holes punched in the binding edge of the pages
Handcraft products	Book products requiring handcraftsmanship for the binding process, which mainly include children’s books, books in gift sets and set books with deluxe decoration

Novelty and packaging products

We also offer a variety of novelty and packaging products which can be tailored to our customers’ diversified needs on design, complexity, size, quality and quantity to be used for different purposes. The diagrams below illustrate the novelty and packaging products that our operating subsidiaries offer to our customers:

FACILITIES

We and our operating subsidiaries do not own any real property.

Our headquarter is located in Hong Kong where Samfine HK leases office from an independent third party with an area of approximately 500 square meters with a lease term from January 1, 2021 and a monthly rent of HKD 34,960 (approximately US$4,482). The lease is an oral lease with no end date and either Samfine HK or the landlord may terminate the lease upon at least one month’s notice to the other party.

Samfine SZ also leases (i) two properties with a total gross floor area of approximately 1,510 square meters with a lease term from January 1, 2022 to December 30, 2024, and a monthly rent of RMB46,810 (approximately US$7,346 from an independent third party as warehouse. Samfine SZ is required to notify the landlord at least one month in advance of the term expiration if it would like to renew the lease; (ii) one property with a total gross floor area of approximately 1,450 square meters with a lease term from May 1, 2021 to April 30, 2024, and a total monthly rent of RMB40,600 (approximately US$6,371) from an independent third party as warehouse. Samfine SZ is required to notify the landlord at least two months in advance of the term expiration if it would like to renew the lease; and (iii) one property with a production site for its operations, being the Shenzhen Factory, located in Shenzhen, mainland China from Ms. Kwan Hung Cheng, our director, and Mr. Zheng Hongrong, each a related party, with a total gross floor area of approximately 9,456.9 square meters with a lease term from May 2, 2022 to May 1, 2025 and a monthly rent of RMB250,000 (approximately US$39,230). Samfine SZ is required to notify the landlord at least three months in advance of the term expiration if it would like to renew the lease. The Shenzhen Factory comprises printing production facility, dormitory, guard room and canteen. We conduct all our production operations at the Shenzhen Factory.

Samfine SZ Technology shares the same office of Samfine SZ, and Samfine SZ agreed to waive all of the rents.

Our Production Site, Shenzhen Factory

The Shenzhen Factory was established in Shenzhen in 2003 for printing books products, novelty and packaging products which is equipped with different types of equipment and machinery.

The Shenzhen Factory has a total of 6 multi-color printing presses, which offers us the scale needed to maintain stable supply to our key customers. The Shenzhen Factory is also equipped with other equipment and machinery to accomplish our pre-press process, and our post-press and binding processes such as lamination machines, laser die-cutting machines, paper cutting machines, folding machines and stamping machines. The printing presses of our operating subsidiaries’ production lines are mainly imported from reputable suppliers in Germany. For the years ended December 31, 2021 and 2020, the production capacity at our production facilities increased primarily due to our investments in purchasing additional machines and equipment.

We believe that the offices that our operating subsidiaries currently lease are adequate to meet their needs for the foreseeable future.

PRODUCTION PROCESS

The following flow chart is a general overview of the major steps involved in our operating subsidiaries’ printing production process:

Order intake
Order intake and production planning
Pre-press
Imposition for publication after processing output files from customers
Printing
Printing
Post-press
Post-press and binding
Printing of books
Printing of other paper-related products
Cutting and folding, collating, sewing, trimming and binding
Lamination, coating, die-cutting, foil stamping, embossing and debossing
Assembling process or handcraft works
Quality check, packaging and delivery
Quality check of finished products
Packaging, storage and delivery

Our production can be broadly divided into pre-press, printing and post-press processes. Pre-press activities generally involve a series of steps such as color proofing, imposition and plate-making. We conduct our printing process with our multiple-color printing presses ranging from 2-color to 5-color capacities for products of various color specifications. Post-press process typically includes folding, collating, sewing, trimming, binding and other finishing operations. Our printed jobs often require us to apply a wide variety of finishing and/or binding operations to convert the printed sheets into a finished product. Finishing operations include lamination, varnishing, silkscreen printing, UV-coating and other treatments such as die-cutting, embossing, debossing and foil stamping. Binding operations include case binding, paperback binding, saddle stitched, wire-O binding and spiral binding. We store the finished products in our warehouse at our Shenzhen Factory pending delivery as per instructions of our customers.

PRICING POLICY

Our customers usually approach us and request for our quotation for printing services. Depending on the nature of enquiries, our sales and marketing team will work together with our quotation team and production and material control department to provide our customers with quotations and the expected delivery schedule.

We determine our price on an order-by-order basis, and we generally adopt a cost-plus pricing policy for our books products and novelty and packaging products by adding a markup to the cost of goods and services to arrive at our price. Factors taken into account for our price scale would usually include, among others, the costs of material and labor, ordering quantity, expected delivery schedule, the expected profit margin determined by our management team as well as our relationship with the customers. Other factors to consider also include credit terms and the customer’s special requirements.

SALES AND MARKETING

We have an in-house sales and marketing team to identify new business opportunities and secure orders from new customers. With respect to each of our existing key customers, we strive to increase or at least maintain both the range of our product offering and the ordering volume from them. With respect to potential new customers, we will make speculative approach to certain targeted potential customers in the publishing industry. We meet with our existing and potential customers periodically to understand their changing needs and discuss how our products and capabilities can be effectively utilized to fulfil their business needs. As part of our strategic development, we intend to strengthen our sales and marketing efforts. In particular, we plan to expand our market presence in other international markets such as the U.S. by setting up regional representative offices in key strategic locations such as East Coast of the U.S. where potential customers are located.

CUSTOMERS

Our customers are book traders mainly located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe. These customers secure printing contracts overseas directly through their overseas offices and outsource their customers’ orders to printing companies in Hong Kong such as our operating subsidiaries. Such book traders perform necessary quality checks and sometimes provide materials for production on behalf of their customers. While we produce products according to the book traders’ instructions, the products we produce for these book traders are often shipped directly to different overseas markets, mainly the U.S. and Europe, where their customers are located.

In line with industry norms, our sales are made on the basis of individual orders received from our customers, and we generally do not enter into long-term contracts or framework sales agreements with our customers. Our customers confirm quotation for each job order by placing a purchase order or by email on order-by-order basis to effect each specific transaction which generally stipulate the price, quantity, payment terms, delivery schedule, destination and shipment arrangements and other specifications. Once the job order is confirmed, its terms will not be amended or supplemented without mutual consent. Our operating subsidiaries have no sales return policy and do not offer any sales returns. Despite the absence of long-term contracts or framework sales agreements, we have cultivated stable and mutually beneficial cooperative business relationships with most of our major customers.

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2020, three customers accounted for 29.7%, 17.3% and 16.0% of our total revenue and for the year ended December 31, 2021, four customers accounted for 22.7%, 20.5%, 18.3% and 13.7% of our total revenue, respectively. The management of our operating subsidiaries will maintain and enhance our long-standing relationships with our customers and diversify our products and services to our customers in order to reduce the level of customer concentration.

SUPPLIERS

We source raw materials, paper (including related processing) and ink from raw materials vendors such as paper processing company and paper trading company, all of which are independent third party and majority of them are based in the PRC. We select our suppliers based on their product quality, reliability, price and delivery schedule. Our raw materials procurement policy is to select only suppliers on our approved list who have passed our quality control tests and who have a satisfactory record of quality and on-time delivery. The quality and delivery performance of each supplier is evaluated monthly, and the allocation of our ordering quantity may be adjusted for subsequent periods based on results of the evaluation. We would cease transaction with a supplier if it fails our annual evaluation or if we receive complaints which relate to the quality of raw materials. We do not enter into long-term agreements with our suppliers, which we believe is in line with market practice.

Our operating subsidiaries purchased paper from a few major suppliers. For the year ended December 31, 2020, one vendor accounted for 13.4% of our total purchases and for the year ended December 31, 2021, one vendor accounted for 14.4% of our total purchases, respectively. Any failure in the supplier’s ability to provide raw materials could materially and adversely affect the Company’s results of operations, financial condition, business and prospects. To manage the supplier concentration risk, we have a practice of maintaining a good working relationship with our suppliers, namely paper trading company and paper processing company. Besides, we will continue to explore and develop business relationship with other suitable suppliers as part of its contingency planning. In addition, we currently have a well-diversified supplier base that effectively mitigates any concentration risk and have not historically experienced any significant interruptions to supply.

INTELLECTUAL PROPERTY

We regard our operating subsidiaries’ proprietary patents, copyrights, trademarks, trade secrets and other intellectual property critical to our operating subsidiaries’ business operations. Our operating subsidiaries rely on a combination of copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our operating subsidiaries’ intellectual property. As at the date of this prospectus, Samfine SZ registered five patents in the PRC and eight software copyrights in the PRC that we consider material to our operating subsidiaries’ business.

(a) Patents

Item No.	Application No.	Title of Invention	Jurisdiction	Patent Status	Applicant
1.	ZL202022710958.3	A digital printing device that automatically rewinds using a rotating rotary plate (一种利用转动转板的自动收卷的数字印刷装置)	PRC	Effective	Samfine SZ
2.	ZL202022657550.4	A green printing ink recycling device using evaporative heating (一种采用蒸发加热的绿色印刷油墨循环利用装置)	PRC	Effective	Samfine SZ
3.	ZL202022654700.6	A green printing transmission device for easy adjustment of paper height (一种便于调节纸张高度的绿色印刷传输装置)	PRC	Effective	Samfine SZ
4.	ZL202022654758.0	A green printing device with moisture-proof and differentiation (—种具有防潮除异的绿色印刷装置)	PRC	Effective	Samfine SZ
5.	ZL202022654731.1	A drying device for green printing using high and low temperature heating rod (—种利用高低温加热棒的绿色印刷的烘干装置)	PRC	Effective	Samfine SZ
6.	ZL202022710950.7	A green printing device with green energy saving and rotating fan blades (—种利用扇叶转动的绿色节能的绿色印刷装置)	PRC	Effective	Samfine SZ
7.	ZL202022707588.8	A fully automatic multi-functional green printing device (—种全自动的多功能的绿色印刷装置)	PRC	Effective	Samfine SZ
8.	ZL202022707586.9	A rapid ink adjusting device for green printing (—种用于绿色印刷的快速调墨装置)	PRC	Effective	Samfine SZ

(b) Software copyrights

Item No.	Title	Registered owner	Registration Number
1.	Book printing production inspection operation control system (书籍印刷品生产检测运行控制系统)	Samfine SZ	2018SR762380
2.	Integrated ERP control system for whole printing of printed parts (印刷品散件整印ERP综合管控系统)	Samfine SZ	2018SR760711
3.	Accurate information system for paper printing (画纸印刷精准信息系统)	Samfine SZ	2018SR763123
4.	Cartoon box color printing packaging production system (卡通盒彩印包装生产系统)	Samfine SZ	2018SR763129
5.	Paper long color card printing color matching control system(纸长彩卡印刷品套色对版控制系统)	Samfine SZ	2018SR762085
6.	Picture album printing machine precision visual alignment system (画册印刷机精密视觉对位系统)	Samfine SZ	2018SR763296

Item No.	Title	Registered owner	Registration Number
7.	Digital processing system for notebook printing engineering (笔记本印刷工程数字化处理系统)	Samfine SZ	2018SR763293
8.	Sheet printing production control system (单张印刷品生产控制系统)	Samfine SZ	2018SR760135

As of the date of this prospectus, we had not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights in the PRC.

EMPLOYEES

As of April 30, 2022, our operating subsidiaries employed a total number of 239 full-time employees, 236 of whom are based in the PRC and 3 of whom are based in Hong Kong. Our operating subsidiaries had 233, 243 and 293 full-time employees as of December 31, 2021, 2020 and 2019, respectively.

Our employees are employed in the areas of human resources and administration, management, product design and development, sourcing and logistics, and quality control. We have employment contracts with each of our employees in accordance with the applicable employment laws in Hong Kong and the PRC.

We believe that our operating subsidiaries maintain a good working relationship with their employees, and they have not experienced material labor disputes in the past. None of their employees are represented by labor unions.

SEASONALITY

Demand for our products is subject to seasonal fluctuation. We generally record a relatively lower revenue in the first quarter of each calendar year due to the Chinese New Year holiday. Production in the PRC tends to slow down for at least four weeks, or even completely shut down, during the holiday period. On the other hand, the demand for our printing products typically increase in the fourth quarter of each calendar year as our customers generally place orders to us to meet their sales demand before festive seasons such as Christmas and Chinese New Year. Therefore, we generally experience a decrease in our revenue in the first quarter of each calendar year and an increase in our revenue in the fourth quarter of each calendar year, which is caused by our customers increasing their product inventory ahead of the holiday seasons.

COMPETITION

The industry that we operate in is highly fragmented, with various printing companies operating in Hong Kong and the PRC. We also face competition from printing companies of other developing countries for our international business. We expect to face intense competition from our existing competitors and new market entrants in the future. The main bases of competition for our industry are the product quality, scale of production capacity, pricing and timely delivery. Along with the higher penetration rate of electronic devices and convenience of access via online platforms, we also face competition from electronic books as they gained higher popularity and experienced significant growth in sales in the developed countries in recent years. Compared with printed books, electronic publications offer a convenient or even interactive reading experience to the readers.

LICENSES AND CERTIFICATIONS

Our operating subsidiaries have obtained all necessary licenses that are material to their business operations, all of which are valid and current as of December 31, 2021. Our PRC subsidiaries, Samfine SZ and Samfine SZ Technology are required to and have obtained business licenses issued by the local counterparts of PRC State Administration for Market Regulation. Samfine SZ is required to and has obtained a printing operation license issued by Shenzhen Press and Publication Bureau. We are not aware of any circumstances that would significantly hinder or delay the renewal of such licenses.

According to current PRC law, if an enterprise wants to engage in the printing of publications, it shall obtain a printing operation license and, on this basis, obtain a corresponding printing permit for each printing project of publications. Usually, the printing permit will state the name of the publication, quantity, printing entity, etc. During the years ended December 31, 2021 and 2020, Samfine SZ has been carrying out the business of printing publications on the premise of holding the printing operation license and obtaining printing permits. However, Samfine SZ cannot ensure that a printing permit will be obtained for each subsequent printing project of publications. If so, Samfine SZ will not be permitted to carry out the corresponding printing project of publications. See

“Risk Factors — Risks Related to Our Operating Subsidiaries’ Business and Industry — Our operating subsidiaries may fail to obtain or renew the licenses that are material to their operation, or otherwise fail to satisfy their requirements from time to time, which will affect our operating subsidiaries’ ability to obtain new business and its financial position and prospects.”

Although the practice of using wholly foreign-owned enterprises to obtain a printing permit and engage in the printing of publications still exists in Shenzhen, but such a practice is being abolished one after another throughout Guangdong Province. Therefore, if this practice is also cancelled in Shenzhen, Samfine SZ will need to apply for a printing operation license with the scope of business including “publication printing” as a domestic enterprise or a sino-foreign joint venture in order to continue to engage in the printing of domestic or foreign publications.

As at the date of this prospectus, we also obtained (i) quality standard certificate of ISO9001:2015 in respect of our quality management system from Shenzhen Zhongbiao International Testing and Certificate Co., Ltd; (ii) quality standard certificate of ISO14001:2015 in respect of our environmental management system issued by Shenzhen Zhongbiao International Testing and Certificate Co., Ltd; (iii) FSC Chain-of-Custody Certificate issued by SGS Hong Kong Limited; and (iv) Facility and Merchanise Authorization granted by Disney Worldwide Services.

COVID-19 UPDATE

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, first emerged in the PRC and has spread globally. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe. While the spread of COVID-19 was substantially controlled in 2021, several types of COVID-19 variants emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed.

Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in Hong Kong the PRC, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Samfine SZ’s production facilities, Shenzhen Factory, located at Shenzhen, Guangdong Province, had not been fully operational until March 20, 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities and in observation of the Chinese New Year national holiday. Due to the nature of our business, the closure of the Shenzhen Factory had delayed production and product delivery. Our offices and the Shenzhen Factory reopened on February 20, 2020 and production capacity had been picking up slowly until fully operational on March 20, 2020. However, in early 2022, restrictions and lockdowns were re-imposed in Shenzhen due to Omicron variant of the Covid-19. As a result, our Shenzhen Factory was temporarily closed for two weeks. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period.

•        Some of our book trader customers have been negatively impacted and the demand for product delivery has been delayed. Our customers have also been hampered by congested ports in the U.S. due to COVID-19, which in turn have caused delay in shipment, increase of inventory and disruption of our operating subsidiaries production schedule. As of the date of this prospectus, we have received customers’ orders with scheduled deliveries through April 2022. We believe the negative impact on our business by the COVID-19 pandemic has been gradually easing with occasional small outbreaks which usually are under control quickly.

•        We experienced some disruption to our supply chain during the PRC government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials during the first half of 2020. While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver raw materials to our facilities, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we had increased customer order lead times. This may limit our ability to fulfill orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our operating subsidiaries’ business depends on our employees. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work since the Chinese New Year holiday in early 2020. However, the impact of such shortage is not significant to our operating subsidiaries because customer order deliveries have been delayed due to the COVID-19 pandemic and our existing employees have been working overtime to mitigate this temporary labor shortage. Since the second quarter 2020, as the COVID-19 pandemic in the PRC has been mostly under control, we have seen supply of labor slightly recovering.

The extent to which COVID-19 impacts our operating subsidiaries business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the printing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2022 and beyond.

LEGAL PROCEEDINGS

From time to time, we and our operating subsidiaries may become involved in legal proceedings arising in the ordinary course of business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. As of the date of this prospectus, we and our operating subsidiaries are not a party to, and we are not aware of any threat of, any legal or administrative proceeding that, in the opinion of our management, is likely to have any material adverse effect on our or our operating entities’ business, financial condition or operations.

INSURANCE

We believe our operating subsidiaries’ insurance coverage is adequate to insure against the risks relating to our operating subsidiaries’ operations, given the size and nature of our business. Samfine HK’s insurance coverage includes, among others, employees’ compensation, business interruption and fire. Our PRC operating subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Our PRC operating subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in the PRC. We believe that our operating subsidiaries’ insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

REGULATIONS

This section sets forth a summary of the principal PRC and Hong Kong laws and regulations relevant to our business and operations.

Regulations Related to our Business Operations in Hong Kong

Regulations Relating to Printing Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), or the BRO, requires every person, whether a company or an individual, carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offense, and shall be liable to a maximum penalty of up to HK$5,000 and to imprisonment for one year. Samfine HK, our operating subsidiary in Hong Kong, carrying on business in Hong Kong, is required to comply with the business registration requirement under the BRO and is in full compliance as at the date of this prospectus.

Regulations relating to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. It requires an employer to pay compensation for death or incapacity of an employee resulting from accident arising out of and in the course of employment or an occupational disease specified in ECO in accordance with its provisions. Under the ECO, an employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident happened or resulting in occupation disease. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, is an ordinance enacted for the purposes of providing for a prescribed minimum hourly wage rate (currently at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong). Any provision of an employment contract that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the MWO is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for, among others, the establishment, contributions, registration and regulation of non-governmental mandatory provident fund schemes, or the MPF Schemes. Unless otherwise exempted, employers must take all practicable steps to ensure their employees (to whom the EO applies) become members of a provident fund scheme registered under the Mandatory Provident Fund Schemes Ordinance (the ‘‘MPF Scheme’’) within the prescribed period. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. The employer and its employees are each required to contribute to the MPF Scheme an amount equal to 5% of each employee’s relevant income (subject to a minimum level and maximum level currently set at HK$7,100 and HK$30,000 per month respectively) for each period for which the employer pays relevant income to the employee. The contribution in respect of an employee vests in such employee as accrued benefits as soon as it is paid to the trustees of the MPF Scheme.

Samfine HK is required to comply with the laws in relation to employment and labor protection as it has engaged employees. As of the date of this prospectus, Samfine HK is in compliance with the above employment and labor protection requirements.

Regulations relating to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), or IRO, imposes taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, carrying on any trade, profession or business in Hong Kong are chargeable to tax all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. Where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Samfine HK is required to comply with the taxation requirements in Hong Kong as the business carried on by Samfine HK give rise to assessable profits. As of the date of this prospectus, Samfine HK is in compliance with the regulations regarding Hong Kong taxation.

Regulations relating to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, covers any personal data that relates directly or indirectly to a living individual in Hong Kong, can be used to directly or indirectly ascertain the identity of that individual, and exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As Samfine HK collects, holds, processes or uses personal data in Hong Kong, it is required to comply with the PDPO and is in compliance with the PDPO as at the date of this prospectus.

Regulations Related to our Business Operations in the PRC

Regulations relating to Foreign Investments

The establishment, operation, and management of corporate entities in the PRC is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, and last amended on October 26, 2018. The Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both of which have the status of legal persons, and the liability of a shareholder of a limited liability company shall be limited to the amount of its capital contribution. The liability of a shareholder of a joint-stock limited companies shall be limited to the number of its subscribed shares. The Company Law shall also apply to foreign-invested companies in the form of limited liability company or joint-stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

On March 15, 2019, the National People’s Congress (the “NPC”) approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and became the legal foundation for foreign investment in the PRC. Under the Foreign Investment Law, the State shall implement the administration system of pre-entry national treatment and a negative list for foreign investments, and shall give national treatment to foreign investments beyond the negative list.

The Implementing Regulation for the Foreign Investment Law, which was promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

On December 30, 2019, the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measure for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, and pursuant to which, the establishment of the foreign-invested enterprises, including establishment through purchasing the equities of a domestic non-foreign-invested enterprise or subscribe to the increased capital of a domestic non-foreign funded enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

The Provision on Guiding the Orientation of Foreign Investment, which was promulgated by the State Council on February 11, 2002, and became effective on April 1, 2002, categorizes all foreign-invested projects into encouraged, permitted, restricted, and prohibited projects. Foreign investment projects that are not of the encouraged, restricted and prohibited categories belong to the permitted foreign investment projects.

The Special Administrative Measure (Negative List) for the Access of Foreign Investment (2021 Version) (the “Negative List”) was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the MOFCOM on December 27, 2021 and became effective on January 1, 2022. The Catalog of Industries for Encouraging Foreign Investment (2020 Version) (the “Encouraging Catalog”), was promulgated by the NDRC and the MOFCOM on December 27, 2020, and became effective on January 27, 2021. According to the Negative List and the Encouraging Catalog, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited ones. Projects with foreign investment that are encouraged, restricted or prohibited shall be listed in the Foreign Investment Catalogue, projects with foreign investment that are not listed as encouraged, restricted or prohibited projects are permitted projects.

Samfine SZ has already obtained Finance Registration Certificate for Enterprises with Foreign Investment.

Regulations Relating to the Printing Industry

The main regulatory authorities of the PRC Government for the administration of printing product are the National Press and Publication Administration (the “NPPA”) and its local departments. Pursuant to the Regulations on the Administration of Printing Industry promulgated by the State Council on March 8, 1997, came into effect on May 1, 1997, and amended respectively on August 2, 2001, February 6, 2016, March 1, February 6, 2016, March 1, 2017 and November 29, 2020, enterprises applying to engage in publication printing business activities, should apply to the local provincial, autonomous regional and municipal governments with a business license, and if the application is approved, a printing business license shall be issued to it. Enterprises applying to engage in packaging and other printed matter printing business activities, should hold a business license to the location of the municipal people’s government to apply for the administrative department of publication, and if the application is approved, a printing business license shall be issued to it, issued a printing license. The above printing business license shall not be sold, rented, lent or transferred in any way.

Under the Interim Provisions on the Establishment of Foreign-funded Printing Enterprises, which was jointly promulgated by the General Administration of Press and Publication (nowadays reformed as NPPA) and the Ministry of Foreign Trade and Economic Cooperation (the “MFTEC”, nowadays consolidated as the MOFCOM) on January 29, 2002 and amended on November 12, 2008 and December 12, 2012 and its supplemental provisions, to establish foreign-funded printing enterprises in the form of Chinese-foreign equity or contractual joint ventures (the “Joint Ventures”) or wholly foreign owned enterprises (the “WFOEs”), the applicant shall apply for the approvals of both the NPPA and the MOFCOM. The Joint Ventures can engage in the printing business for printing products used for publications, printing products for packaging and decoration and other printed matters, but the WFOEs are only allowed to engage in the printing business for printing of products used for packaging and decoration. The registered capital of foreign funded printing enterprises engaging in the business activities for printing of products used for packaging and decoration, the period of operation shall generally not exceed 30 years. Pursuant to the Supplement to the Interim Provisions on the Establishment of Foreign Investment Printing Enterprise, which was promulgated by the General Administration of Press and Publication (“GAPP”) and MOFCOM on November 12, 2008 and became effective on January 1, 2009, the registered capital threshold for foreign invested enterprise engaging in decoration and packaging printing as stipulated in the Interim Provisions on the Establishment of Foreign Investment Printing Enterprise is no longer applicable to Hong Kong or Macao investors qualified as service providers. Qualified Hong Kong or Macau investors shall have the same registered capital requirement as domestic investors.

Pursuant to the Circular of the MOFCOM on Entrusting the Administrative Departments of Commerce at the Provincial Level to Examine and Administer the Foreign-funded Printing Enterprises promulgated by MOFCOM on January 22, 2006 and became effective on March 31, 2006, MOFCOM has delegated the authority in approving the establishment of Joint Ventures and WFOEs to its local commerce departments at the provincial level. The Interim Provisions on the Qualifications of Printing Operations promulgated by the GAPP on November 9, 2001 and amended on August 28, 2015 and December 11, 2017, specifies the qualifications required for the enterprises engaged in printing operations. According to this regulation, enterprises undertaking decoration and packaging printing shall have, among others, fixed production and operation place(s) suitable for operation of printing business.

According to the Provisions on the Administration of Printing of Presswork promulgated by the GAAP and the Ministry of Public Security on July 18, 2003 and effective as of September 1, 2003, if a printing enterprise accepts the entrustment to print foreign publications, it shall verify and keep the approval of the publication administrative department of the people’s government of the province, autonomous region or municipality directly under the Central Government.

Pursuant to the Fourth Round Adjustment Catalogue of Administrative Examination and Approval Items by the People’s Government of Guangdong Province effective from November 17, 2009 by the People’s Government of Guangdong Province, the Administration of Press and Publication of Guangdong Province has delegated the authority to its local printing departments at the municipal level for approving a printing enterprise to accept an entrustment to print general types of overseas publications.

Pursuant to the Administrative Regulations on Publication (Revised in 2020) promulgated by the State Council on November 29, 2020 and came into effect on the same day, publications printed or reproduced by a printing/reproducing entity shall not contain content that objects the fundamental principles established by the Constitution of the PRC, propagates evil cults or superstition, obscenity, gambling, violence or instigates crimes, insults or slander others, or infringes upon the lawful rights and interests of others, nor shall they include such content endangering the unity of the state and disturbing public order in any form. Also, publications catering to minors shall not include any content enticing minors to imitate acts in violation of public ethics or illegal or criminal acts, nor shall they contain such contents harming the physical and mental health of minors such as terror, cruelty, etc. A printing/reproducing entity printing/reproducing publications containing the aforementioned information in any form is strictly prohibited, and shall not print or reproduce publications under circumstances where publications are illegally imported or the name of the publishing entity is not mentioned, the name of a publishing entity, a newspaper or a periodical is forged or counterfeited, and if the printing or reproducing textbooks for secondary and primary schools have not been examined and determined in accordance with the law.

Samfine SZ has already obtained the printing operation license. During the past three years, Samfine SZ has been carrying out the business of printing publications on the premise of holding the printing operation license and obtaining printing permits. See “Business — Licenses and Certifications”.

Regulations Relating to Importing and Exporting Goods

The Foreign Trade Law of the PRC was promulgated on May 12, 1994 and amended on 6 April 2004 and November 7, 2016 by the SCNPC to enact for the purpose of broadening the opening to the outside world, developing the foreign trade, maintaining the order of foreign trade, protecting the lawful rights and interests of the foreign trade business operators, and promoting the healthy development of the socialist market economy. According to this law, foreign trade operators engaged in import and export of goods or technologies shall apply for automatic licensing with the foreign trade department of the State Council or its authorized agencies, unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council. Foreign trade operators that have not applied for automatic licensing in accordance with the provisions will be declined by the Customs to carry out the customs clearance and inspection procedures for import and export of goods.

The Customs Law of the PRC was promulgated on January 22, 1987 and last revised on April 29, 2021 by the SCNPC for the purpose of safeguarding state sovereignty and interests, strengthening supervision and control by the Customs, promoting exchanges with foreign countries in economic affairs, trade, science, technology and culture, and ensuring socialist modernization. This law governs the goods importation and exportation in the aspects of customs duty, customs clearance, customs inspection, anti-smuggling, etc., and also specifies the liabilities for violating such law. According to this law, unless otherwise stipulated, the declaration of import and export goods may be completed by consignees and consignors themselves, and such formalities may also be completed by their entrusted Customs brokers that have registered with the Customs. In addition, the consignor or consignee of the goods exported or imported and the Customs broker must register themselves for declaration activities with the Customs office.

The Law of the PRC on Import and Export Commodity Inspection was promulgated by the SCNPC on February 12, 1989 and last revised on April 29, 2021 and the Regulations for the Implementation of the Law of the PRC on Import and Export Commodity Inspection was promulgated by the State Council on October 23, 1992 and last revised on March 29, 2022. The main objectives of this law and its implementation regulations are to strengthen the inspection of, and ensure the quality of, import and export commodities, to protect the lawful rights and interests of the parties involved in foreign trade, and to promote the smooth development of China’s economic and trade relations with foreign countries. The General Administration of Quality Supervision, Inspection and Quarantine of the PRC oversees inspections of import and export commodities throughout the country, while local import and export commodity inspection authorities shall be in charge of the inspections of import and export commodities within areas under their jurisdiction. Pursuant to this law and its implementation regulations, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC shall publish from time to time a catalogue of import and export commodities which shall be subject to the compulsory inspection by the commodity inspection authorities. Such inspections, among others, cover quality, specifications, quantity, weight and packaging and requirements for safety, hygiene, health, environmental protection and anti-fraud protection and are implemented in accordance with the compulsory standards under this law and other inspection standards. Any violation of the relevant provisions of this law may result in fines, confiscation of illegal income, and other penalties. Serious violations may subject the responsible individual or enterprise to criminal liabilities.

Samfine SZ has already completed the Record Filing and Registration of Foreign Trade Operators according to The Foreign Trade Law of the PRC.

Regulations Relating to Environmental Protection

Environmental Protection Law

According to the relevant provisions of the Environmental Protection Law of the People’s Republic of China (“Environmental Protection Law”) issued by the SCNPC on September 13, 1979, which was last amended on April 24, 2014 and came into effect on January 1, 2015, an discharge permit management system is implemented in the PRC, where enterprises, institutions and other production operators that are subject to discharge permit management shall discharge pollutants in accordance with the requirements of the discharge permit. For those without a discharge permit, no discharge of pollutants is allowed. Enterprises, institutions and other production operators that discharge pollutants shall take effective measures to prevent and control pollution and hazards caused to the environment. Facilities for the prevention and control of pollution in construction projects shall be designed, constructed and put into use at the same time as the main project. The competent environmental protection department shall record environmental violations in the social integrity file and publish the list of offenders to the society in a timely manner. Enterprises and institutions that discharge pollutants shall establish a system of responsibility for environmental protection and clarify the responsibilities of those in charge of the entity and relevant personnel.

Environmental Impact Assessment Law

According to the relevant provisions of the Environmental Impact Assessment Law of the People’s Republic of China, which was issued by the SCNPC on October 28, 2002 and was last amended and came into effect on December 29, 2018, the State implements classification management of the environmental impact assessment of construction projects according to the degree of impact of the construction projects on the environment. The construction entity shall organize the preparation of an environmental impact report, an environmental impact report form or the completion of an environmental impact registration form (hereinafter collectively referred to as environmental impact assessment documents) in accordance with the following provisions (1) for those that may cause significant environmental impact, an environmental impact report shall be prepared to conduct a comprehensive evaluation on the resulting environmental impact; (2) for those that may cause mild environmental impact, an environmental impact report form shall be prepared to conduct an analysis or special evaluation on the resulting environmental impact; (3) for those that may cause minimal environmental impact and no environmental impact assessment is required, an environmental impact registration form shall be completed. Those construction entities whose environmental impact assessment documents for a construction project have not been examined by the approval authority in accordance with the law or have not been approved after examination shall not commence construction. During the construction of a construction project, the construction entity shall simultaneously adopt the environmental impact report, the environmental impact report form and the environmental protection countermeasures proposed in the environmental impact assessment documents approval department’s approval opinion. In the event that there are significant changes to the nature, scale, location, production process used or measures adopted in the construction project to prevent and control the pollution or ecological damage after an approval for the environmental impact assessment documents of a construction project is obtained the construction entity shall resubmit the environmental impact assessment documents of the construction project for approval.

Environmental Protection of Construction Project

According to relevant requirements of the Management Regulations of Environmental Protection of Construction Project, which was promulgated by the State Council on November 29, 1998 and last amended on July 16, 2017 with effect from October 1, 2017, where the preparation of the environmental impact report or environmental impact statement is required for a construction project under the law, prior to commencement of construction, the construction entity shall submit the environmental impact report and the environmental impact statement to the competent administrative department of environmental protection with approval authority for approval. Where the environmental impact assessment file of a construction project is not reviewed by the competent approval authority or, upon review, is not approved, the construction entity must not commence construction. Construction of ancillary environmental protection facilities required by construction projects shall be designed, constructed and commence production and operation at the same time as the main project. The construction entity shall, after the completion of the construction projects requiring the preparation of the environmental impact report or environmental impact statement, conduct inspection and acceptance of the environmental protection facilities and prepare inspection and acceptance report in accordance with the standards and procedures prescribed by the environmental protection administrative department under the State Council. A construction project requiring the preparation of the environmental impact report or the environmental impact statement shall not commence production or operation until the environmental protection facilities have passed the inspection and acceptance. Any project that has not received inspection or acceptance or failed to pass the inspection or acceptance shall not commence production or operation.

Pursuant to the relevant provisions under the Measures for the On-going and Ex-post Supervision and Administration of Construction Project Environmental Protection (Trial) which was promulgated by the Ministry of Environmental Protection of the PRC (the “MEP”) and came into force on December 10, 2015, the construction entity is the competent body for implementing the construction project environmental protection responsibilities. The construction entity must legally obtain the approval file of environmental impact assessment for the construction project before commencement of construction and any major changes. During the construction period of the project, each environmental protection requirement prescribed in the environmental impact assessment file and its approval file shall be implemented to ensure normal operation of the environmental protection facilities.

Pursuant to the relevant requirements under the Provisional Measures on Completion Acceptance of Environmental Protection for Development Projects promulgated by MEP and implemented on November 20, 2017, the construction entity is the responsible body for the environmental protection inspection and acceptance of a completed construction project, and shall, in accordance with the procedures and standards prescribed by such Provisional Measures, arrange for the inspection and acceptance of the ancillary environmental protection facilities and the preparation of the inspection and acceptance report as well as publicize relevant information for public supervision. The main body of a construction project shall not commence production or operation until the ancillary environmental protection facilities have passed the inspection and acceptance. Any project that has not received inspection or acceptance or failed to pass the inspection or acceptance shall not commence production or operation.

Pollutant Discharge License

According to the Environmental Protection Law, the competent department of environmental protection under the State Council formulates the national pollutant discharge standards according to the national environmental quality standards and national economic and technical conditions. The people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may formulate local pollutant discharge standards for items not specified in the national pollutant discharge standards; with regard to items already specified in the national pollutant discharge standards, they may formulate local pollutant discharge standards that are more stringent than the national pollutant discharge standards. The local pollutant discharge standards shall be submitted to the competent department of environmental protection under the State Council for record. Enterprises and institutions and other producers and operators implementing pollutant discharge license management must discharge pollutants in accordance with the requirements of the pollutant discharge license, and shall not discharge pollutants without a pollutant discharge license.

Pursuant to the relevant provisions of the Administrative Measures of Pollutant Discharge issued by the State Council on January 24, 2021 and implemented on March 1, 2021, enterprises and institutions and other producers and operators implementing pollutant discharge license management in accordance with laws and regulations are required to apply for and obtain the pollutant discharge license as required by such provisions, and shall not discharge pollutants without a pollutant discharge license.

Pursuant to the relevant provisions of the Measures for the Administration of Pollutants Discharge Licenses (trial) promulgated by MEP on January 10, 2018 and last amended and implemented on August 22, 2019, MEP legally formulated and announced the Catalogue of Fixed Source Pollutant Discharge License for Administration, which specified and included the scope of administration of pollutant discharge license and timeframe for application and collection. Enterprises and institutions and other producers and operators included in the Catalogue of Fixed Source Pollutant Discharge License for Administration must apply for and obtain the pollutant discharge license in accordance with the prescribed timeframe.

Samfine SZ has already obtained proof of sewage access to municipal sewers, and during the past three years, Samfine SZ and Samfine SZ Technology have not been imposed fines or penalties which will cause material adverse impact by competent authorities due to environment pollution.

Regulations on Leasing

The Urban Real Estate Administration Law of the PRC, which took effect in January 1995 with the latest amendment on August 26, 2019, provides that lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to Administrative Measures for Commodity Housing Leasing, which took effect on February 1, 2011, if the lessor and lessee fail to go through the registration procedures timely provided that the competent administrative authority ordered to rectify within a time limit, both lessor and lessee may be subject to fines. According to the Civil Code, the validity of the lease contract shall not be affected due to the failure of registration and record of lease contract.

Pursuant to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks.

Trademark

Trademarks are protected by the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, taking effect on March 1, 1983 and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Implementation Regulation of the PRC trademark Law, which was promulgated by the State Council on August 3, 2002, amended on April 29, 2014, and went into effect on May 1, 2014. The trademark office under the

SAMR handles trademark registration and grants registered trademarks for a validity period of 10 years. Trademarks may be renewable every ten years where a registered trademark needs to be used after the expiration of its validity period. Trademark registrants may license, authorize others to use their registered trademark by signing up a trademark license contract. For trademarks, trademark law adopts the principle of “prior application” with respect to trademark registration. Where a trademark under registration application is identical with or similar to another trademark that has, in respect of the same or similar commodities or services, been registered or, after preliminary examination and approval, this application for such trademark registration may be rejected. Anyone applying for trademark registration shall not prejudice the existing right first obtained by anyone else, or forestall others by improper means in registering a trademark which others have already begun to use and enjoyed certain degree of influence.

Patent

According to the Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984, came into effect on April 1, 1985, and was amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, the State Intellectual Property Office is responsible for managing patent work of the whole nation. The patent management departments of the people’s governments of each province, autonomous region and municipality directly under the central government are responsible for the patent management in their respective administrative regions. Chinese patent system adopts the principle of “prior application”, i.e. where two or more applicants file applications for patent for the identical invention or creation respectively, the patent right shall be granted to the applicant whose application was filed first. If one wishes to file application for patent for invention or utility models, the following three standards must be met: novelty, creativity and practicability. The validity period of a patent for invention is 20 years, while the validity period of utility models and design is 10 years. Others may use the patent after obtaining the permit or proper authorization of the patent holder, otherwise such behavior will constitute an infringing act of the patent right.

Copyright

The Copyright Law of the PRC, which was issued by the SCNPC on September 7, 1990, came into effect on June 1, 1991 and last revised on November 11, 2020, provides that works of PRC citizens, legal persons or other organizations, which include, works of literature, art, natural sciences, social sciences, engineering technologies and computer software created in writing or oral or other forms, whether published or not, enjoy copyright in their works. Copyright holders may enjoy multiple rights, which include the right of publication, the right of authorship and the right of reproduction and so on.

The Measures for the Registration of Computer Software Copyright, which was promulgated by the National Copyright Administration on February 20, 2002, and came into effect on the same day, regulates the registration of software copyright, the exclusive licensing contract and transfer contracts of software copyright. The National Copyright Administration is mainly responsible for the registration and management of national software copyright and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center will grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulations on Protection of Computers Software which was promulgated by the State Council on July 4, 1991, came into effect on October 1, 1991 and was amended on January 8, 2011, December 20, 2001 and January 30, 2013.

Domain Name

According to the Administrative Measures for Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and came into effect on November 1, 2017, the Ministry of Industry and Information Technology is responsible for managing Internet network domain names of China. The principle of “first to-file” is adopted for domain name services. The applicant of domain name registration shall provide the agency of domain name registration with the true, accurate and complete information about the domain name holder’s identity for the registration purpose, and sign the registration agreements. Upon the completion of the registration process, the applicant will become the holder of the relevant domain name.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign Exchange

According to the Administrative Regulation on Foreign Exchange of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996, and last amended on August 5, 2008, RMB is freely convertible for payments of current items such as trade and service-related foreign exchange transactions and dividend payments. However, RMB is not freely convertible for capital items, such as direct investment, loans, or investments in securities outside the PRC unless the approval of the State Administration of Foreign Exchange of the PRC (the “SAFE”) or its local counterparts, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into the PRC under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises (the “Circular 19”), which took into effect on June 1, 2015. The SAFE further promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “Circular 16”) on June 15, 2016, which amended certain provisions of the Circular 19. According to the Circular 19 and the Circular 16, the flow and usage of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested enterprise is regulated. Such RMB capital of the domestic institution may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the Circular 19 or the Circular 16 could result in administrative penalties.

In accordance with the Circular on Further Promoting Cross-border Trade and Investment Facilitation which was promulgated by the SAFE on October 25, 2019, and became effective on the same day, foreign-invested enterprises engaged in non-investment business are permitted to settle foreign exchange capital in RMB and make domestic equity investments with such RMB funds according to laws and regulations under the condition that the current Special Administrative Measures (Negative List) for Foreign Investment Access are not violated and the relevant domestic investment projects are authentic and compliant. On January 26, 2017, the SAFE promulgated the Circular on Improving the Examination of Authenticity and Compliance to Further Promote the Reform of Foreign Exchange (the “Circular 3”), which continues implementing and improving polices on the administration of the remittance of foreign exchange profit from direct investment, when profits of a domestic institution equivalent to more than USD50,000 (exclusive) remitted by banks, they shall examine board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements, and domestic entities shall cover losses in the previous years before remitting the profits. Moreover, according to the Circular 3, domestic entities shall make detailed explanations of the sources of capital and the usage of funds (use plan) to the banks, and provide board resolutions, contracts, and other proof when completing the registration procedures of outbound investment.

Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on October 26, 2018.

Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax profits, if any. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations on Tax

Enterprise Income Tax

According to the Enterprise Income Tax Law (the “EIT Law”), which was promulgated by the NPC on March 16, 2007, and became effective on January 1, 2008, and amended on February 24, 2017, and December 29, 2018, and the Implementing Regulation of the Enterprise Income Tax of the PRC, which was promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and was amended on April 23, 2019, the enterprise income tax rate shall be 25% and such tax rate shall be applied to domestic enterprises and foreign-invested enterprises.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside the PRC with their “de facto management bodies” located within the PRC may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Dividend Withholding Tax

According to the EIT Law and its Implementation Regulation, dividends paid by foreign-invested enterprises to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, and applicable in Hong Kong to income derived in any year of assessment commencing on or after April 1, 2007, and in mainland China to any year commencing on or after January 1, 2007, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% or less. However, based on the Notice of the State Administration of Taxation on Certain Issues Concerning the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated and took into effect on February 20, 2009, by SAT, if the relevant PRC tax authorities determine, in their discretion, that an enterprise benefits from such reduced income tax rate due to an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

According to the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or SAT Circular 9, which was promulgated by the SAT on February 3, 2018, and came into effect on April 1, 2018, a comprehensive analysis will be used to determine a beneficial owner based on the actual situation of a specific case combined with certain principles, and such as if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management, and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on

January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Indirect Transfer of Properties

On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Assets by Non-PRC Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the SAT Circular 37, effective on December 1, 2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of EIT of the PRC-sourced income, which refers to income obtained from sources within the PRC by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular 37. PRC-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC resident enterprises shall pay EIT in relation to their PRC -sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

Value-Added Tax

According to the Provisional Regulation on Value-added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, and came into effect on January 1, 1994, and was amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementing Rules for the Provisional Regulation of the PRC on Value-added Tax, which was promulgated by Ministry of Finance on December 25, 1993, and amended on December 15, 2008 and October 28, 2011, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the sale of services, intangible assets, real property and importing goods are required to pay value-added tax.

On March 23, 2016, the Ministry of Finance, or MOF and SAT jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect Value-Added Tax, or the VAT, in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to the PRC, are subject to VAT at a rate ranging from 6% to 17%.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 20, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Samfine SZ and Samfine SZ Technology have already completed Tax Registration according to the relevant PRC laws and regulations.

Regulations Relating to Employment Laws

The Labor Contract Law

According to Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018, employers shall develop and improve their rules and regulations in accordance with the law to ensure that workers enjoy their labor rights and perform their labor obligations. Employers shall develop and improve the system of labor safety and sanitation, strictly implement the national protocols and procedures on labor safety, guard against labor safety accidents and reduce occupational hazards. Labor safety and sanitation facilities shall meet the relevant national standards. Employers must provide workers with the necessary labor protection equipment that meets the safety and hygiene conditions stipulated under national regulations by the State, and conduct regular health checks for workers who engage in operations with occupational hazards. Laborers engaged in special operations must have received specialized training and obtained the pertinent qualifications.

According to Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC, which was promulgated and became effective on September 18, 2008, employers and employees shall enter into written labor contracts to establish their employment relationship. The labor contracts shall set forth the terms, duties, remunerations, disciplinary rules of the employment and conditions to terminate the labor contracts. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contracts shall be entered into within one month from the date when the employee begins to work. Meanwhile, it is stipulated that labor contracts must be concluded in written forms, upon reaching an agreement after due negotiation, an employer and an employee may enter into a fixed-term labor contract, a non-fixed-term labor contract or a labor contract that concludes upon the completion of certain work assignments. After reaching an agreement upon due negotiation with employees or by fulfilling other circumstances in line with legal conditions, an employer may legally terminate a labor contract and dismiss its employees.

Social Insurance and Housing Fund

According to Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect since July 1, 2011, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums, Regulations on Work Injury Insurance, Regulations on Unemployment Insurance and Trial Measures on Employee Maternity Insurance of Enterprises, the employer shall register with the social insurance authorities and contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who fail to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

According to Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, and became effective on the same day, and was amended on March 24, 2002 and March 24, 2019, employers shall undertake registration at the competent administrative center of housing fund and then, upon the verification by such administrative center of housing fund, go to a commissioned bank to go through the formalities of opening housing provident fund accounts on behalf of its employees. The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who fail to process housing provident fund registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a prescribed time limit; where failing to do so by the expiration of the time limit, a fine of not less than RMB10,000 nor more than RMB50,000 shall be imposed. When an employer fails to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order it to pay up within a prescribed time limit; where the payment and deposit has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

According to the Reform Program of the National Taxation and Local Taxation System promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 20, 2018, all social insurance premiums, including basic pension insurance premiums, unemployment insurance premiums, maternity insurance premiums, work injury insurance premiums and basic medical insurance premiums, will be handed over to the taxation authorities for unified collection starting from January 1, 2019. In addition, according to the Notice of the General Office of the State Administration of Taxation on the Work Relating to the Collection and Administration of Social Insurance Premiums in a Steady and Orderly Manner promulgated on September 13, 2018 and according to the Urgent Notice of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council to Effectively Do a Better Job of Stabilizing Social Security Fee Collection promulgated on September 21, 2018, regions that still assume responsibility for social security fee collection and arrears clearance functions are strictly prohibited from organizing their own centralized settlement of historical social security arrears of enterprises., regions that still bear the responsibility of social security fee collection and arrears clearance functions are strictly prohibited from organizing their own centralized settlement of historical social security arrears of enterprises. The Notice of the State Administration of Taxation on Implementing Certain Measures to Further Support and Serve the Development of the Private Economy promulgated on November 16, 2018, reiterates that taxation authorities at all levels shall not organize on their own to carry out centralized clearing of arrears of previous years’ fees for contributors, including private enterprises.

Regulations Relating to Cybersecurity and Data Security

According to the Cybersecurity Law of the PRC promulgated by the SCNPC on November 7, 2016, which became effective on June 1, 2017, and the Regulations on Security Protection of Critical Information Infrastructure (promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, personal information and important data collected and generated by operators of critical information infrastructure in the operations within the territory of the People’s Republic of China shall be stored in the RPC. Where it is necessary to provide such information outside of China for business purposes, a security assessment shall be conducted in accordance with the measures formulated by the state cyberspace department in conjunction with relevant departments of the State Council. Critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs, national defense related science and technology industry, as well as other industries and fields that may seriously endanger state security, people’s livelihood, and public interest in case of damage, function loss or data leakage.

According to the Data Security Law of the PRC, which was promulgated by the SCNPC on June 10, 2021 and became effective on September 1, 2021, the state shall implement export control over data that is a controlled item in respect of safeguarding state security and interests and fulfilling international obligations in accordance with the law. The provisions of the Cybersecurity Law of the PRC shall apply to the outbound security management of important data collected and generated by operators of critical information infrastructures in their operations within the territory of the People’s Republic of China; the measures for outbound security management of important data collected and generated by other data processors in their operations within the territory of the People’s Republic of China shall be formulated by the state cyberspace department in conjunction with relevant departments of the State Council.

According to the Measures for Cybersecurity Review, which was promulgated by the Cyberspace Administration of China, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance of the PRC, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the China Securities Regulatory Commission, the National Administration of State Secrets Protection and the State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022, network platform operators possessing personal information of more than one million users are required to report to the Office of Cybersecurity Review for cybersecurity review when they go public overseas. The Office of Cybersecurity Review is set under the Cyberspace Administration of China and is responsible for formulating relevant systems and regulations for cybersecurity review and organizing cybersecurity review. See “Summary — Recent Regulatory Development in the PRC”.

Regulations on Overseas Securities Offering and Listing

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Listing Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Listing Measures”, together with the Draft Listing Administration Provisions, the “New Draft Overseas Listing Rules”). According to the New Draft Overseas Listing Rules, where a domestic company seeks to either directly or indirectly offer and list securities in an overseas market, the issuer, or through a designated domestic entity, shall fulfil the filing and reporting obligations. An offering and listing will fall into the scope of the New Draft Overseas Listing Rules if the issuer meets the following conditions: (1) any of the total assets, net assets, revenues or profits of the domestic operating subsidiaries of the issuer in the latest financial year accounts for more than 50% of the corresponding items in the issuer’s audited consolidated financial statements for the same period; and (2) the senior management of the issuer in charge of business operation are mostly Chinese citizens or have habitual residence in China, and its main places of business are located in China or main business activities are conducted in China. Where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents within three working days after the IPO application is submitted. If a domestic company fails to fulfil the filing obligation as stipulated, competent authorities may issue warnings to such domestic company, impose a fine between RMB1,000,000 and RMB10,000,000, and, in cases of severe violations, impose an order to suspend relevant business, halt operation for rectification or revoke relevant business permits or operational license. The provisions and anticipated effective date of the New Draft Overseas Listing Rules are subject to changes and interpretation, and its implementation remains uncertain. See “Summary — Permission Required from Chinese Authorities”.

MANAGEMENT

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Wing Wah Cheng, Wayne	54	Chief Executive Officer, Director and chairman of the board of directors
Ms. Kwan Hung Cheng	55	Director
Ms. Meifang Chen	41	Chief Financial Officer
Mr. Sum Chin Cheung	36	Independent Director Nominee*
Mr. Chi Kit Lau	43	Independent Director Nominee*
Mr. To Wai Suen	48	Independent Director

____________

*        Mr. Sum Chin Cheung and Mr. Chi Kit Lau have accepted appointments to be our directors, effective immediately prior to the effectiveness of our registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers, directors, and director appointees:

Mr. Wing Wah Cheng, Wayne is our Chief Executive Officer, director, chairman of the board of directors, Controlling Shareholder and the founder of our operating subsidiaries. Mr. Cheng was appointed as a director of our Company on January 20, 2022. Since founding Samfine SZ back in 1993, Mr. Cheng has accumulated more than 25 years of experience in the printing industry. Mr. Cheng is responsible for the day-to-day administrative and operational management of the Group and overseeing the management team of our Company and its subsidiaries. Throughout his years in the printing industry, Mr. Cheng has amassed in-depth knowledge in printed products and printing technologies and various aspects of the printing business operations, from business management, sourcing, production and to sales and marketing. He graduated from Chu Hai College of Higher Education in 1986.

Ms. Kwan Hung Cheng is the director of the Company and has served as the general manager of Samfine SZ since 2009. Ms. Cheng has over 12 years of experience in the printing industry since joining Samfine SZ as a general manager in 2009. Prior to joining Samfine SZ, Ms. Cheng founded New Concept Advertising Co., Ltd. in 1992 which principally engaged in advertising business and has accumulated over 25 years of experience in the advertising industry. Her extensive experience in marketing and advertising has been instrumental in the corporate and business development of our operating subsidiaries, particularly in the formulation of corporate strategies as well as market positioning of our operating subsidiaries’ printed products. Ms. Cheng completed the Advanced Business Administration Quality Course Seminar organized by Shenzhen Research Institute of Tsinghua University in 2008.

Ms. Meifang Chen is the Chief Financial Officer of our Company. Ms. Chen has been serving as the financial director of Samfine SZ since 2018. Ms. Chen has over 13 years of experience in field of accounting. Prior to joining Samfine SZ, Ms. Chen worked in Dongguan Bailing Weaving Company Limited as an accountant of the financial department from 2007 to 2011 and subsequently, worked in Ronghua Printing and Packaging (Heyuan) Company Limited as the deputy head of accounting of finance department from 2012 to 2018. Ms. Chen obtained a bachelor’s degree in accounting from Donguan University of Technology in 2012 and subsequently obtained a primary qualification in accountancy in June, 2012.

Mr. Sum Chin Cheung will serve as our director and the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Cheung has over 10 years of experience in the fields of accounting and auditing. Mr. Cheung worked in Faith Joy CPA Limited, an accounting firm, from September 2011 to December 2013, where his last position was audit semi-senior, and as an accountant in RSM Nelson Wheeler, an accounting firm, from January 2014 to January 2015. During the period from January 2015 to July 2017, he worked at BDO Limited, an accounting firm, where his last position was assistant manager. Mr. Cheung currently served as a financial controller and company secretary of Smart Globe Holdings Limited (SEHK: 1481). Mr. Cheung obtained a Bachelor of Commerce in accounting from the Hong Kong Shue Yan College in July 2011. He has been a member of the Hong Kong Institute of Certified Public Accountants since July 2017.

Mr. Chi Kit Lau will serve as our director and the chairman of the nominating and corporate governance committee, a member of the audit committee and compensation committee starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Lau has over 20 years of experience in the banking and finance industry. Mr. Lau served as a marketing officer at IBA Credit Limited (currently known as Fubon Credit (Hong Kong) Limited) from 2001 to 2003. He then served as a marketing manager in the equipment finance department of Wing Hang Finance Company Limited from 2003 to 2006. From 2006 to 2009, Mr. Lau served in the Asset Based Finance Department of The Bank of East Asia Limited (“BEA”) as marketing manager. Since 2016, he served as a team head and senior vice president in Enterprise Banking or Commercial Lending Department of BEA. Mr. Lau obtained his bachelor’s degree in business administration from Hong Kong Baptist University in 2000.

Mr. To Wai Suen was appointed as our independent Director on March 15, 2022 and will serve as the chairman of the audit committee, a member of the nominating and corporate governance committee and compensation committee starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Suen has over 15 years of experience in accounting and finance. He is currently an independent director of China Zenix Auto International Limited (previously OTC: ZXAIY and delisted in January 2022) and MingZhu Logistics Holdings Limited (NASDAQ: YGMZ), since April 2018 and October 2020, respectively. He is also currently an independent non-executive director of Ping An Securities Group (Holdings) Limited (HKSE: 231) and Huisen Household International Group Limited (HKSE: 2127) since February 2020 and December 2020, respectively. He was an independent non-executive director of CT Environmental Group Limited (HKSE: 1363) from February 2018 to April 2019. Apart from serving as an independent director, he was also the chief financial officer and company secretary of China Saite Group Company Limited (HKSE: 153) from May 2015 to August 2016. He also served as a company secretary to a number of listed companies in Hong Kong, including IDT International Limited (HKSE: 167) from January 2017 to April 2017, China Smarter Energy Group Holdings Limited (HKSE: 1004) from February 2017 to April 2019, and Asia Energy Logistics Group Limited (HKSE: 351) from July 2020 to April 2021, respectively. He also worked at Deloitte Touche Tohmatsu from January 2001 to January 2012 with his last position as a senior manager. Mr. Suen is a practicing member of the Hong Kong Institute of Certified Public Accountants. He obtained a bachelor’s degree in commerce from the University of Western Australia in March 2001.

Family Relationships

Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng are husband and wife. There is no other family relationship, as defined in Item 401 of Regulation S-K, among any of our executive officers or directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period — typically for one year. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a thirty days’ advance written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into agreements with all directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board of directors and of the committees of which he or she may become a member as regularly or specially called, and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board of director.

We have entered into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, Mr. Wing Wah Cheng, Wayne, the Controlling Shareholder, may beneficially own approximately 67.52% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we may be deemed a “controlled company” within the meaning of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering Amended and Restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. We will also achieve gender diversity by having one female independent director out of the total of three independent directors, as well as Mr. Sum Chin Cheung. Our board of directors is well balanced and diversified in alignment with the business development and strategy of our Company and its subsidiaries.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Mr. To Wai Suen, Mr. Sum Chin Cheung, and Mr. Chi Kit Lau and is chaired by Mr. To Wai Suen. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. To Wai Suen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Mr. To Wai Suen, Mr. Sum Chin Cheung, and Mr. Chi Kit Lau and is chaired by Mr. Sum Chin Cheung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Mr. To Wai Suen, Mr. Sum Chin Cheung and Mr. Chi Kit Lau and is chaired by Mr. Chi Kit Lau. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board of directors as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board of directors’ approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Compensation of Directors and Executive Officers

For the years ended December 31, 2021 and 2020, we paid an aggregate of HK$922,864 (approximately US$118,322) and HK$881,856 (approximately US$113,064), respectively, in cash (including salaries and retirement benefits scheme contribution) to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2021, and 2020, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

Our board of directors will create an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our operating subsidiaries’ experience in the business sectors in which they operate and the terms of their transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

List of Related Parties

Name of related parties	Relationship with the Company
Mr. Wing Wah Cheng, Wayne	Chairman of the Board, Director, the Controlling Shareholder
Ms. Kwan Hung Cheng	Director and spouse of the Controlling Shareholder
Jiamei Cultural and Creative (Shenzhen) Co., Ltd. (“Jiamei C&C”)	A company wholly-owned by Ms. Kwan Hung Cheng

Due from related parties

The amounts due from related parties as of December 31, 2021 and 2020 are non-interest bearing, unsecured with no specific repayment terms. As of December 31, 2021 and 2020, due from related parties consisted of the following:

	As of December 31,
Due from related parties	2020	2021	2021
	HK$	HK$	US$
Due from Mr. Wing Wah Cheng, Wayne	1,619,931	3,783,525	485,092
Due from Ms. Kwan Hung Cheng	4,483,545	3,423,263	438,902
Due from Jiamei C&C	652,795	674,630	86,495
Total	6,756,271	7,881,418	1,010,489

The amount is of non-trade nature. During the year ended December 31, 2021, we further made advances of approximately HK$2.1 million (approximately US$269,245) to Mr. Wing Wah Cheng, Wayne. We also received repayment approximately HK$1.1 million (approximately US$141,033) from Ms. Kwan Hung Cheng during the year ended December 31, 2021.

Lease transaction with related parties

Samfine SZ entered into lease agreement with Ms. Kwan Hung Cheng and Mr. Zheng Hongrong for the lease of one of our PRC operating subsidiaries’ production facilities in Shenzhen, the PRC. The lease term for such production facility was from January 12, 2014 to May 1, 2015, with a monthly rental fee of RMB213,100, which was subsequently increased to RMB250,000 since January 1, 2022. The lease is then renewed from May 2, 2022 to May 1, 2025, with a monthly rental fee of RMB250,000 (approximately US$39,230). For the years ended December 31, 2021 and 2020, our lease transaction with related parties is as follows:

	For the Years ended December 31
	2020	2021	2021
	HK$	HK$	US$
Rental paid	3,373,200	3,614,700	463,447

Bank facilities and other borrowing

On July 17, 2020, Samfine SZ entered into a sale and leaseback agreement (the “S&L Agreement”) with International Far Eastern Lease Co., Ltd (“Far Eastern”) pursuant to which Samfine SZ agreed to sell and Far Eastern agreed to acquire certain machinery and Far Eastern agreed to lease back the machinery to Samfine SZ at a total rent of RMB8,500,000 for a term of 36 months. The S&L Agreement is guaranteed by Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng.

On September 27, 2020, Samfine SZ obtained a banking facility from Bank of Ningbo pursuant to which Bank of Ningbo agreed to grant to Samfine SZ a facility of RMB7,770,000 for working capital purpose bearing an interest at 4.5% per annum commencing from October 10, 2020 and ending on August 7, 2021. The facility is guaranteed by Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng and also secured by a pledge of a) certain properties in Shenzhen owned by Ms. Kwan Hung Cheng; and b) restricted cash deposited in the relevant bank as a security for the borrowing.

On October 15, 2020, Samfine HK obtained a banking facility from The Bank of East Asia, Limited (“BEA”) pursuant to which BEA agreed to grant to Samfine HK a facility with a maximum loan amount of HK$12.0 million bearing interest at the higher of (a) HIBOR as quoted by BEA on the first day of each interest period (the “Quotation Day”) for 1 month plus a margin of 2.5% per annum and (b) BEA Hong Kong Dollar Prime Rate as quoted by BEA on the Quotation Day minus a margin of 1.25 per annum commencing from the loan effective date and ending on November 4, 2027. The facility is guaranteed by Mr. Wing Wah Cheng, Wayne and the HKMC Insurance Limited under a SME Financing Guarantee Scheme in Hong Kong.

Employment Agreements

See “Management — Employment Agreements.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

Directors and Executive Officers(1):	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering (assuming no exercise of over-allotment option)		Ordinary Shares beneficially held immediately after this offering (assuming exercise of over-allotment option)
	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Mr. Wing Wah Cheng, Wayne(2)	10,127,250	90.02%	10,127,250	67.52%	10,127,250	65.07%
Ms. Kwan Hung Cheng(2)	—	—	—	—	—	—
Ms. Meifang Chen	—	—	—	—	—	—
Mr. Sum Chin Cheung	—	—	—	—	—	—
Mr. Chi Kit Lau	—	—	—	—	—	—
Mr. To Wai Suen	—	—	—	—	—	—
All directors and executive officers as a group	10,127,250	90.02%	10,127,250	67.52%	10,127,250	65.07%

5% Shareholder:
Mr. Wing Wah Cheng, Wayne	10,127,250	90.02%	10,127,250	67.52%	10,127,250	65.07%

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is Flat B, 8/F, Block 4, Kwun Tong Industrial Centre, 436-446 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

(2)      Ms. Kwan Hung Cheng is the spouse of Mr. Wing Wah Cheng, Wayne.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part.

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each.

Assuming that we obtain the requisite shareholder approval, we will adopt our Memorandum and Articles of Association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)     all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)    all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)   our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)   that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)  that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognise any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)     if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)    if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)     in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)    in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)    cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)     convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act.

The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value, negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the Cayman Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and similar arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

In principle, we will normally be the proper plaintiff for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have 15,000,000 outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 3,750,000 Ordinary Shares will be publicly held by investors participating in this offering, and 11,250,000 Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately 150,000 Ordinary Shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of December 31, 2021; or

•        the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have also agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of Univest Securities, LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest and other amounts paid by us in respect of our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations or other securities. All instruments relating to transactions in respect of our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands provided that they do not relate to real estate in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in the Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

PRC Taxation

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law and the Implementing Regulations of the EIT Law also impose a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a beneficial owner of the dividend from PRC tax perspective.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Univest Securities, LLC, as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Univest Securities, LLC

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriter’s over-allotment option described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of 562,500 additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering), at the offering price per Ordinary Shares less underwriting discounts. The underwriters may exercise this option for 45 days the effective date of the registration statement of which this prospectus forms a part solely to cover sales of Ordinary Shares by the underwriters in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares at $             per ordinary share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 4.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the representative’s over-allotment option.

We have agreed to reimburse the representative up to a maximum of US$200,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid US$80,000 to the representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately US$            .

The underwriters intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue-sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of the representative.

Right of First Refusal

We have agreed to grant to the representative, provided that this offering is completed, for a period of 12 months from March 24, 2022, the right, on at least the same terms and conditions offered to us by other investment banking service providers, to provide investment banking services in all matters for which investment banking services are sought (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of our securities; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of our Company with another entity. The Right of First Refusal granted hereunder may be terminated by the Company for “cause,” which shall mean a material breach by the Underwriter of the terms of its engagement letter with the Company or a material failure by the underwriters to provide the services as contemplated by such engagement letter.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[*].” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed. We do not intend to apply to list the representative’s warrants on any security exchange.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of

Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the Cayman Islands

The shares are not being, and may not be offered to the public or to any person in the Cayman Islands for purchase or subscription by us or on our behalf. The shares may be offered to exempted companies incorporated under the Companies Act (as amended) (each a “Cayman Islands Company”), but only where the offer will be made to, and received by, the relevant Cayman Islands Company entirely outside of the Cayman Islands.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$2,519
The Nasdaq Capital Market listing fee	75,000
FINRA filing fee	*
Printing and engraving expenses	24,000
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fee and expenses	*
Miscellaneous	*
Total	*

____________

*        To be completed by amendment.

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities. The validity of our shares and certain other matters of Cayman Islands law will be passed upon for us by Appleby, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices. Legal matters as to Hong Kong law will be passed upon for us by CFN Lawyers in association with Broad & Bright. Univest Securities, LLC, the representative of the underwriters, is being represented by Ortoli Rosenstadt LLP in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, U.S.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at http://www.1398.cn/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

SAMFINE CREATION HOLDINGS GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
         Samfine Creation Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Samfine Creation Holdings Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2021 and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of our management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as our auditor since 2022.
San Mateo, California
June 1, 2022

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalent	24,441,227	11,611,840	1,488,774
Restricted cash	6,839,588	11,056,826	1,417,615
Accounts receivable, net	33,802,937	55,203,722	7,077,764
Prepayments and other current assets, net	5,022,863	5,243,870	672,327
Due from related parties	6,756,271	7,881,418	1,010,489
Inventories	14,323,334	17,023,804	2,182,651
Total current assets	91,186,220	108,021,480	13,849,620

NON-CURRENT ASSETS
Property and equipment, net	20,831,432	21,056,247	2,699,657
Right-of-use assets, net	17,366,866	14,210,833	1,821,995
Intangible assets, net	718,001	398,411	51,081
Other non-current assets	1,899,040	1,962,560	251,623
Deferred tax assets, net	1,711,784	1,731,674	222,021
Total non-current assets	42,527,123	39,359,725	5,046,377
Total assets	133,713,343	147,381,205	18,895,997

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIESS
Banks and other borrowings	18,678,066	12,576,826	1,612,496
Accounts and bills payable	48,126,590	70,094,209	8,986,898
Accruals and other payables	5,223,089	5,893,635	755,633
Operating lease liabilities	3,615,979	4,152,917	532,453
Finance lease liabilities	175,341	1,143,146	146,565
Tax payable	2,568,210	2,275,426	291,736
Total current liabilities	78,387,275	96,136,159	12,325,781

NON-CURRENT LIABILITIES
Banks and other borrowings	15,377,139	17,261,499	2,213,126
Operating lease liabilities	13,750,887	10,057,916	1,289,543
Finance lease liabilities	330,978	859,306	110,173
Total non-current liabilities	29,459,004	28,178,721	3,612,842
Total liabilities	107,846,279	124,314,880	15,938,623

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0001 par value, 500,000,000 shares authorized as of December 31, 2020 and 2021, 11,250,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively	8,775	8,775	1,125
Additional paid-in capital	15,491,225	15,491,225	1,986,156
Accumulated other comprehensive income	2,863,429	4,453,879	571,040
Retained earnings	7,503,635	3,112,446	399,053
Total shareholders’ equity	25,867,064	23,066,325	2,957,374
Total liabilities and shareholders’ equity	133,713,343	147,381,205	18,895,997

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
REVENUE	122,009,852	161,500,162	20,706,211

COST OF REVENUE	(97,096,265)	(133,593,155)	(17,128,206)
Gross profit	24,913,587	27,907,007	3,578,005

EXPENSES
Selling and marketing	(6,606,173)	(10,922,868)	(1,400,440)
General and administrative	(10,857,551)	(11,194,531)	(1,435,269)
Total expenses	(17,463,724)	(22,117,399)	(2,835,709)
INCOME FROM OPERATION	7,449,863	5,789,608	742,296

OTHER INCOME (EXPENSES)
Interest income	109,832	100,736	12,916
Interest expense	(2,209,592)	(1,671,181)	(214,265)
Other income	2,284,623	335,500	43,015
Other expense	(2,673,883)	(1,364,755)	(174,978)
Total other expenses, net	(2,489,020)	(2,599,700)	(333,312)
INCOME BEFORE TAX EXPENSES	4,960,843	3,189,908	408,984
INCOME TAX EXPENSES	(196,040)	(381,097)	(48,861)
NET INCOME	4,764,803	2,808,811	360,123
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	2,196,566	1,590,450	203,914
TOTAL COMPREHENSIVE INCOME	6,961,369	4,399,261	564,037
Weighted average number of ordinary shares:
Basic and diluted	11,250,000	11,250,000	11,250,000
EARNINGS PER SHARE – BASIC AND DILUTED	0.42	0.25	0.03

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED
CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

	Ordinary shares			Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
	No. of Shares	Par Value	Addition Paid-in Capital
		HK$	HK$	HK$	HK$	HK$
BALANCE, January 1, 2020	11,250,000	8,775	15,491,225	666,863	12,038,832	28,205,695
Net income	—	—	—	—	4,764,803	4,764,803
Dividend distribution	—	—	—	—	(9,300,000)	(9,300,000)
Foreign currency translation	—	—	—	2,196,566	—	2,196,566
BALANCE, December 31, 2020	11,250,000	8,775	15,491,225	2,863,429	7,503,635	25,867,064
Net income	—	—	—	—	2,808,811	2,808,811
Dividend distribution	—	—	—	—	(7,200,000)	(7,200,000)
Foreign currency translation	—	—	—	1,590,450	—	1,590,450
BALANCE, December 31, 2021	11,250,000	8,775	15,491,225	4,453,879	3,112,446	23,066,325
BALANCE, December 31, 2021 (US$)		1,125	1,986,156	571,040	399,053	2,957,374

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Cash flows from operating activities
Net Income	4,764,803	2,808,811	360,123
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	3,607,386	3,891,705	498,962
Amortization of intangible assets	202,470	396,033	50,776
Allowance for doubtful debts	511,498	120,543	15,455
Loss on disposal of property, plant and equipment	872,843	155,832	19,979
Write-off of inventories	116,891	87,612	11,233
Changes in operating assets and liabilities
Accounts receivable	(2,808,918)	(20,308,648)	(2,603,806)
Prepayments and other current assets	(2,882,449)	(558,226)	(71,571)
Inventories	584,062	(2,788,082)	(357,465)
Deferred tax assets	(1,032,274)	(19,890)	(2,550)
Accounts payable	(782,822)	21,967,619	2,816,506
Accruals and other payables	902,040	670,546	85,972
Tax payable	531,905	(292,784)	(37,538)
Net cash generated from operating activities	4,587,435	6,131,071	786,076
Cash flows from investing activities
Purchase of equipment and intangible assets	(2,130,455)	(3,944,891)	(505,781)
Proceed from disposal of property, plant and equipment	290,420	2,332,785	299,090
Proceed from redemption of financial assets	8,948,000	—	—
Net cash from (used in) investing activities	7,107,965	(1,612,106)	(206,691)
Cash flows from financing activities
Proceeds from bank and other borrowings	29,328,740	12,266,000	1,572,645
Repayment for bank and other borrowings	(28,509,975)	(16,482,880)	(2,113,298)
Repayment of obligation under finance leases	(162,793)	(589,087)	(75,528)
Repayment from (advance to) related parties	1,513,893	(1,125,147)	(144,257)
Dividend paid	(9,300,000)	(7,200,000)	(923,124)
Net cash used in financing activities	(7,130,135)	(13,131,114)	(1,683,562)
Net increase (decrease) in cash and cash equivalent	4,565,265	(8,612,149)	(1,104,177)
Cash and cash equivalent at the beginning of the year	17,824,194	24,441,227	3,133,651
Restricted cash at the beginning of the year	8,891,356	6,839,588	876,915
Cash, cash equivalent and restricted cash at the beginning of the year	26,715,550	31,280,815	4,010,566
Cash and cash equivalent at the end of the year	24,441,227	11,611,840	1,488,774
Restricted cash at the end of the year	6,839,588	11,056,826	1,417,615
Cash, cash equivalent and restricted cash at the end of the year	31,280,815	22,668,666	2,906,389

Supplementary cash flow information
Interest received	109,832	100,736	12,916
Interest paid	(2,209,592)	(1,671,181)	(214,265)
Income tax paid	(610,259)	(720,286)	(92,349)

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      organization and principal activities

Business

Samfine Creation Holdings Group Limited (“We”, “us”, “Our”, “our Company”, the “Company” or “SFHG”), through its wholly-owned subsidiaries, is engaged in printing services in Hong Kong and the People’s Republic of China (“PRC”).

Organization and reorganization

Samfine Creation Holdings Group Limited was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on January 20, 2022 and as a holding company. Mr. Wing Wah Cheng, Wayne (“Mr. Cheng”), the chairperson of the board of directors and the chief executive officer of the Company, and his close family members were the controlling shareholders of the Company.

In February 1993, Samfine Printing (Shengzhen) Co., Ltd. (“Samfine SZ”) was established under the laws of the PRC to engage in the provision of commercial printing services.

In March 1997, Samfine Creation Limited (“Samfine HK”) was established under the laws of Hong Kong to engage in the provision of commercial printing services. The entire equity interest of Samfine HK was held by Mr. Cheng prior to the Group Reorganization (see below).

As a part of a reorganization taken place in 2000, Samfine HK acquired the entire issued share capital of Samfine SZ. Accordingly, Samfine SZ became a directly wholly owned subsidiary of Samfine HK.

In April 2021, Shenzhen SZ’s wholly owned subsidiary, Shenzhen Samfine Cloud Printing Technology Limited (“Shenzhen SZ Technology”) was established under the laws of the PRC for the purpose of expanding services, in particular, in printing and trading of personalized printing products.

On January 13, 2022, New Achiever Ventures Limited (“New Achiever”) was incorporated in the British Virgin Islands (“BVI”) as a limited liability company. On January 20, 2022, one share was allotted and issued to SFHG, following which New Achiever is wholly-owned by SFHG.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on January 31, 2022, which involves the selling of the entire equity interest of Samfine HK by Mr. Cheng to New Achiever in exchange for, under Mr. Cheng’s instruction, an allotment and issuance of 99 shares by New Achiever to the Company. The Company, together with its wholly owned subsidiaries, is effectively controlled by the same controlling shareholders before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended December 31, 2021, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as at December 31, 2021 and 2020 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      organization and principal activities (cont.)

The consolidated financial statements of the Company include the following entities:

Name	Background	% of Ownership
SFHG or the Company	— Incorporated in Cayman Island — Incorporated on January 20, 2022 — holding company	Parent
New Achiever	— Incorporated in BVI — Incorporated on January 13, 2022 — Intermediate holding company	100% owned by SFHG
Samfine HK	— Incorproated in Hong Kong — Incorporated on March 12, 1997 — Provision of printing services	100% owned by New Achiever
Samfine SZ	— Incorporated in PRC — Established on February 5, 1993 — Provision of printing services	100% owned by Samfine HK
Shenzhen SZ Technology	— Incorporated in PRC — Incorporated on April 21, 2021 — Inactive	100% owned by Samfine SZ

2.      Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Risks and uncertainties

Beginning in January 2020, the outbreak of COVID-19 has severely impacted the global and has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. Our business and operations have been affected as a result, including implementation of temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

We have gradually resumed normal operations since 2021. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2021. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, our business, results of operations and financial condition could be materially and adversely affected. We will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Functional currency and foreign currency translation

We uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”) and the functional currency of the functional currency of its Hong Kong subsidiary is Hong Kong dollar (the “HK$”), and its PRC subsidiaries is the Renminbi (the “RMB”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of comprehensive loss.

The financial statements of the Group are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7996, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. Our restricted cash primarily represents deposits pledged to banks to secure our bills repayable which have a maximum length of six months.

Accounts receivable and allowance for doubtful debts

Accounts receivable are recorded at original invoice amount less an estimated allowance for uncollectible accounts. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts.

In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Other current assets

Other current assets primarily include deposits for banking facilities, rental and utilities, VAT input, low value consumables and others.

Inventories

Inventories, which are primarily comprised of raw materials, work-in-progress and finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving and non-saleable inventory by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to our materials suppliers.

Property, plant and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property, plant, and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

We depreciate property, plant, and equipment using the straight-line method as follows:

Plant machineries	5 years to 10 years
Motor Vehicles	5 years
Office equipment	3 years to 5 years

Intangible assets, net

Intangible assets are primarily purchased from third parties. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software	3 years to 5 years

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2020, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Accounts payable

Accounts payable represents trade payables to vendors.

Other payables and accrued liabilities

Other payable and accrued liabilities primarily include payroll payable, accrued expense, electricity payable, contract liabilities, other taxes and other accrual and payable.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Leases

Before January 1, 2020, we applied ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HK$17,366,866 and operating lease liabilities of and HK$17,366,866 as of January 1, 2020. There is no impact to accumulated deficit at adoption.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

Operating lease

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Financing lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

•        The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•        The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•        The lease term is for the major part of the remaining economic life of the underlying asset;

•        The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

•        The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Bank and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the year ended December 31, 2020 and 2021 and balances as at December 31, 2020 and 2021 are set out in the note 14.

Revenue Recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. We derive revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until we identify a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. We have addressed whether various goods and services promised to the customer represent distinct performance obligations. We applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

Transaction price is the amount of consideration in the contract to which we expect to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if we do not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

We currently generate our revenue from provision of printing services.

We typically receive purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that we must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at our inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

Cost of revenues

Cost of sales of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

General and administrative expenses

General and administrative expenses consist primarily of Staff and subcontracting service costs, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, repair and maintenance, depreciation, professional services fees, ban charge, utilities, entertainment expense, office expense, low value consumables, motor vehicle expense and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff cost, transportation expense, customs expense, commission, rental expense, advertising expense and other expenses related to our selling and marketing activities.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive income upon receipt and when all conditions attached to the grants are fulfilled.

Income taxes

We account for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

We adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Our policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive Income

We present comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2020 and 2021.

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there were no dilutive shares.

Recently issued accounting pronouncements

In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an “emerging growth company,” or EGC, we have elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. We adopted Topic 606 on January 1, 2019 using the modified retrospective transition method and there is no material impact as of the date of adoption of Topic 606.

In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. We have not early adopted this update and it will become effective on January 1, 2020.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for us for annual and interim reporting periods beginning January 1, 2020. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies and Practices (cont.)

assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. we have not early adopted this update and it will become effective on January 1, 2023. We are still evaluating the impact of accounting standard of credit losses on our consolidated financial statements and related disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.      Segment information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table shows disaggregated revenue by major merchandise categories for the years ended December 31, 2020 and 2021, respectively:

	Year ended December 31,
	2020		2021
	HK$	%	HK$	US$	%
Book products	77,551,651	63.6%	97,418,367	12,490,175	60.3%
Novelty and packaging products	44,458,201	36.4%	64,081,795	8,216,036	39.7%
	122,009,852	100%	161,500,162	20,706,211	100%

4.      RESTRICTED CASH

Restricted cash was HK$6,839,588 and HK$11,056,826 (approximately US$1,417,615) as of December 31, 2020 and 2021, respectively. The restricted cash represented deposits pledged to Bank of Ningbo Co., Ltd and Bank of Guangzhou Co., Ltd to principally secure our bills payable which has a maximum length of six months.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      INVENTORY

Inventory, net is comprised of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Raw materials	5,219,545	3,883,626	497,926
Work-in-progress	4,448,621	9,404,114	1,205,718
Finished goods	4,655,168	3,736,064	479,007
Total	14,323,334	17,023,804	2,182,651

Inventory write-down expense was HK$116,891 and HK$87,612 (approximately US$11,233) for the years ended December 31, 2020 and 2021, respectively.

6.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Accounts receivable	35,971,773	57,495,765	7,371,630
Allowance for doubtful accounts	(2,168,836)	(2,292,043)	(293,866)
Total	33,802,937	55,203,722	7,077,764

Allowance for doubtful accounts, net consists of the following:

Beginning balance	1,652,745	2,168,836	278,070
Exchange alignment	4,593	2,664	341
Addition	511,498	120,543	15,455
Ending balance	2,168,836	2,292,043	293,866

7.      PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Deposits	408,798	415,282	53,244
Prepayments to suppliers	2,265,121	2,839,734	364,087
VAT input	2,098,518	1,775,226	227,605
Others	250,426	213,628	27,391
Total	5,022,863	5,243,870	672,327

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Plant machineries	55,563,830	59,536,287	7,633,249
Motor vehicles	1,340,931	1,343,743	172,284
Office equipment	1,784,322	1,957,013	250,911
Totals	58,689,083	62,837,043	8,056,444
Less: accumulated depreciation	(37,857,651)	(41,780,796)	(5,356,787)
Property, plant and equipment, net	20,831,432	21,056,247	2,699,657

Depreciation expenses recognized for the years ended December 31, 2020 and 2021 were HK$3,607,386 and HK$3,891,705 (approximately US$498,962), respectively.

We leased the following motor vehicles and plant machineries from third parties with terms of 36-60 months and accounted for as a capital lease with details as follows:

Assets category	Quantity	Lease terms	Carrying value as at December 31,		Accumulated depreciation as at December 31,
			2020	2021	2020	2021
			HK$	HK$	HK$	HK$
Motor vehicles	Two	60 months	834,759	741,215	204,621	298,165
Plant machineries	Three	36 months	N/A	2,237,134	N/A	69,526

The net book value of plant machineries as of December 31, 2020 and 2021 includes an amount of HK$34,235,614 and HK$35,380,743 (approximately US$4,536,225) in respect of assets pledged for other borrowing between Samfine SZ and Far Eastern Lease Co., Ltd.

9.      INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Software	1,004,087	1,097,231	140,678
Less: accumulated amortization	(286,086)	(698,820)	(89,597)
Intangible assets, net	718,001	398,411	51,081

10.     OTHER NON-CURRENT ASSETS

Other non-current assets were HK$1,899,040 and HK$1,962,560 (approximately US$251,623) as of December 31, 2020 and 2021, respectively. The other non-current represented long-term receivables pledged to secure the other borrowing from Far Eastern Lease Co., Ltd.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Payroll payable	3,420,165	4,465,184	572,489
Accrued expenses	504,397	337,487	43,270
Electricity payable	185,275	201,039	25,776
Contract liabilities	925,490	682,149	87,459
Other taxes	38,466	70,856	9,085
Others	149,296	136,920	17,554
Total	5,223,089	5,893,635	755,633

12.    BANK AND OTHER BORROWINGS

Outstanding balances of bank and other borrowings as of December 31, 2020 and 2021 consisted of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Bank borrowings:
Guaranteed (i)	16,550,671	13,883,428	1,780,017
Collateralized and guaranteed (ii)	9,139,130	10,999,900	1,410,316
	25,689,801	24,883,328	3,190,333
Other borrowing:
Collateralized and guaranteed (iii)	8,365,404	4,954,997	635,289
	34,055,205	29,838,325	3,825,622
Less: current maturities	(18,678,066)	(12,576,826)	(1,612,496)
Non-current maturities	15,377,139	17,261,499	2,213,126

____________

(i)      The bank borrowings were guaranteed by Mr. Cheng and Mrs. Cheng and the Government of Hong Kong under a financing aid program for small and medium enterprises operating in Hong Kong;

(ii)     The bank borrowing was guaranteed by Mr. Cheng and Mrs. Cheng capped at RMB30 million and also pledged by a) certain properties in Shenzhen owned by Mrs. Cheng; and b) restricted cash deposited in the relevant bank as a security for the borrowing;

(iii)    The other borrowing was guaranteed by Mr. Cheng and Mrs. Cheng and also pledged by a) machineries having a net book value of HK$34,235,614 and HK$35,380,743 for the years ended December 31, 2020 and 2021, respectively, charged for the borrowing; and b) a long-term receivable of RMB1.6 million to be received upon the expiry of the borrowing;

Bank and other borrowings as at December 31, 2020 and 2021 are as follows:

Lender	Type	Maturity date	Currency	Interest rate	Balance as at December 31,
					2020	2021	2021
					HK$	HK$	US$
Bank of Ningbo Co., Ltd	Bank borrowing	Within 1 year	RMB	Average 4.50%	9,139,130	10,999,900	1,410,316
The Bank of East Asia Limited	Bank borrowing	11/2027	HK$	4.00%	11,878,048	10,355,566	1,327,705
Standard Chartered Bank (HK) Limited	Bank borrowing	09/2024	HK$	5.86%	4,672,623	3,527,862	452,312
Far Eastern Lease Co., Ltd	Other borrowing	06/2023	RMB	6.25%	8,365,404	4,954,997	635,289
					34,055,205	29,838,325	3,825,622

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    BANK AND OTHER BORROWINGS (cont.)

Loan type in terms of currency	Carrying value	Within 1 year	2023	2024	2025	2026	Thereafter
	HK$
in HK$	13,883,428	2,796,618	2,934,125	2,742,430	1,784,309	1,856,844	1,769,102
in RMB	15,954,897	14,464,881	1,490,016	—	—	—	—
December 31, 2021	29,838,325	17,261,499	4,424,141	2,742,430	1,784,309	1,856,844	1,769,102
Loan type in terms of currency	Carrying value	Within 1 year	2022	2023	2024	2025	Thereafter
	HK$
in HK$	16,550,671	2,667,243	2,796,618	2,934,125	2,742,430	1,784,309	3,625,946
in RMB	17,504,534	12,709,896	3,304,622	1,490,016	—	—	—
December 31, 2020	34,055,205	15,377,139	6,101,240	4,424,141	2,742,430	1,784,309	3,625,946

13.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Our operating leases primarily consist of leases of plants and staff dormitory. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2020 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately HK$17,366,866 and HK$17,366,866, respectively, as of January 1, 2020

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Operating lease:
Operating lease right-of-use assets	17,366,866	14,210,833	1,821,995

Current operating lease obligation	3,615,979	4,152,917	532,453
Non-current operating lease obligation	13,750,887	10,057,916	1,289,543
Total operating lease obligation	17,366,866	14,210,833	1,821,996

Operating lease expense for the years ended December 31, 2020 and 2021 was HK$4,417,678 and HK$4,733,956 (approximately US$608,509), respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending December 31,	HK$	US$
2022	4,966,405	638,388
2023	4,994,862	642,046
2024	4,582,234	589,006
2025	1,226,600	157,669
Total	15,770,101	2,027,109

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Other supplemental information about the Company’s operating lease as of December 31, 2021:

Weighted average discount rate	6.83%
Weighted average remaining lease term (years)	2.89

Finance lease:

We entered into finance leases to acquire certain of machineries and motor vehicles as follows:

Category	Year starts	Year ended	Value
Motor vehicle	November 2017	October 2022	HK$380,000
Motor vehicle	June 2019	May 2024	HK$485,000
Machineries	July 2021	June 2024	RMB1,144,000
Machineries	November 2021	October 2024	RMB556,000

Supplemental balance sheet information related to finance leases was as follows:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Finance leases:
Current finance lease obligation	175,341	1,143,146	146,565
Non-current finance lease obligation	330,978	859,306	110,173
Total finance lease obligation	506,319	2,002,452	256,738

Maturities of finance lease liabilities as of December 31, 2021 were as follows:

For the years ending December 31,	HK$	US$
2022	1,257,483	161,224
2023	736,972	94,488
2024	152,531	19,556
Total	2,146,986	275,268
Less imputed interest	(144,534)	(18,530)
Present value of finance lease liabilities	2,002,452	256,738
Less current portion of lease obligation	(1,143,146)	(146,565)
	859,306	110,173

The weighted-average remaining lease term was 2.1 year as of December 31, 2021. The weighted-average discount rate used to determine the finance lease liabilities as of December 31, 2021 was 8.8%.

Our obligations under finance leases are secured by the leased assets. In addition, our finance leases relating to our machineries are also guaranteed by Mr. Cheng and Mrs. Cheng.

14.    Related party balances and transactions

Due from related parties consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Due from Mr. Cheng	1,619,931	3,783,525	485,092
Due from Ms. Kwan Hung Cheng (“Mrs. Cheng”), spouse of Mr. Cheng	4,483,545	3,423,263	438,902
Due from Jiamei Cultural and Creative (Shenzhen) Co., Ltd, a company wholly-owned by Mrs. Cheng	652,795	674,630	86,495
Total	6,756,271	7,881,418	1,010,489

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    Related party balances and transactions (cont.)

The amounts due from the related parties are unsecured, interest free with no specific repayment terms. The amount is of non-trade nature. During the year ended December 31, 2021, we further made advances for approximately HK$2.1 million (approximately US$269,245) to Mr. Cheng. We also received repayment of approximately HK$1.1 million (approximately US$141,033) from Mrs. Cheng during the year ended December 31, 2021.

In addition to the related party balances above and the guarantees and pledge of properties as disclosed in Notes 12 and 13 above, we have the following significant related party transaction incurred from renting one of our plants in Shenzhen from Mrs. Cheng:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Rental paid	3,373,200	3,614,700	463,447

15.    OTHER INCOME (EXPENSES)

Other income consists of the followings:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Government subsidies	2,117,607	296,895	38,065
Investment income	157,416	—	—
Others	9,600	38,605	4,950
	2,284,623	335,500	43,015

Other expenses consist of the followings:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Exchange loss	1,794,833	1,148,678	147,275
Loss on disposal of property, plant and equipment	872,843	155,832	19,979
Donation	—	60,245	7,724
Others	6,207	—	—
	2,673,883	1,364,755	174,978

16.    TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

New Achiever is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    TAXES (cont.)

Hong Kong

Samfine HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, Samfine HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Samfine SZ and Samfine SZ Technology are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. During the year ended December 31, 2021, Samfine SZ officially obtained a preferential tax concession for being a high and new enterprise which entitled Samfine SZ to have 50% tax exemption from the PRC EIT for the coming three years.

During the year ended December 31, 2021, Samfine SZ has obtained a preferential tax concession which entitles Samfine SZ having 50% tax exemption from the PRC EIT for the coming three years.

Significant components of the provision for income taxes are as follows:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Current:
Hong Kong	1,228,315	230,835	29,596
PRC	—	170,152	21,815
	1,228,315	400,987	51,411
Deferred:
Hong Kong	418,368	(19,890)	(2,550)
PRC	(1,450,643)	—	—
	(1,032,275)	(19,890)	(2,550)
Total provision for income taxes	196,040	381,097	48,861

The following table reconciles PRC statutory rates to our effective tax rate:

	Year ended December 31,
	2020	2021
Income tax rate in the Cayman Islands, permanent tax holiday	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%
Tax effect of different tax rate for operating in another jurisdiction	8.5%	8.5%
Preferential tax rate in Hong Kong and PRC	(0.4)%	(14.1)%
Utilization of tax losses	(20.8)%	—
Income not taxable	(8.1)%	(6.4)%
Non-deductible expenses	8.3%	7.4%
Effective tax rate	4.0%	11.9%

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    TAXES (cont.)

Deferred tax

Significant components of deferred tax were as follows:

	Tax losses	Provision	Total
	HK$	HK$	HK$
As of January 1, 2020	74,544	604,965	679,509
Recognized in the income statement	1,430,641	(398,366)	1,032,275
As of December 31, 2020	1,505,185	206,599	1,711,784
Recognized in the income statement	—	19,890	19,890
As of December 31, 2021	1,505,185	226,489	1,731,674

As of December 31, 2021 (US$)	192,982	29,039	222,021

Movements of deferred tax were as follows:

	Year ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Deferred tax assets:
Beginning balance	679,509	1,711,784	219,471
Addition	1,032,275	19,890	2,550
Ending balance	1,711,784	1,731,674	222,021

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to full utilize the assets in the foreseeable future.

17.    riskS AND UNCERTAINITIES

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Samfine HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,106) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HK$8,069,279 (approximately US$1,034,576) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2021, HK$14,641,475 (approximately US$1,877,208) was deposited with financial institutions located in the PRC, which were not federally insured. Accordingly, we have a concentration of credit risk related to the uninsured part of bank deposits. We have not experienced any losses in such accounts and believe it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    riskS AND UNCERTAINITIES (cont.)

Customer concentration risk

For the year ended December 31, 2020, three customers accounted for 29.7%, 17.3% and 16.0% of our total revenue. For the year ended December 31, 2021, four customers accounted for 22.7%, 20.5%, 18.3% and 13.7% of our total revenue. No other customer accounts for more than 10% of our revenue for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2020, five customers accounted for 25.7%, 22.5%, 15.1%, 14.4% and 11.8% of the total balance of accounts receivable. As of December 31, 2021, five customers accounted for 20.2%, 19.6%, 18.5%, 12.6% and 11.6% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2021 and 2020, respectively.

Vendor concentration risk

For the year ended December 31, 2020, one vendor accounted for 13.4% of our total purchases. For the year ended December 31, 2021, one vendor accounted for 14.4% of our total purchases. No other vendor accounts for more than 10% of our purchases for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2020, two vendors accounted for 16.6% and 10.0% of the total balance of accounts payable. As of December 31, 2021, three vendors accounted for 14.6%, 14.4% and 12.2% of the total balance of accounts payable. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2021 and 2020, respectively.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and bank and other borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank and other borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

18.    Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 11,250,000 shares of ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Restricted assets

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Samfine SZ only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Samfine SZ.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    Shareholders’ equity (cont.)

Samfine SZ is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Samfine SZ may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Samfine SZ is restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Samfine SZ from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021 and 2020, amounts restricted are the paid-in-capital of Samfine SZ, which amounted to HK$15,294,053 (approximately US$1,960,877) and HK$15,294,053, respectively.

Dividend distributions

During the year ended December 31, 2021 and 2020, we distributed HK$7,200,000 (approximately US$923,124) and HK$9,300,000, respectively, to Mr. Cheng, our then sole shareholder.

19.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into certain operating leases for office premises and plants in Shenzhen, Guangdong, China for the period ranging from December 2014 to April 2023. In addition, We also entered certain finance leases for our motors vehicles and plant machineries for the period ranging from November 2017 to September 2024. Our commitments for minimum lease payment under these operating leases and finance lease obligations as of December 31, 2021 are listed in section “Note 13 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

20.    SUBSEQUENT EVENTS

We performed our Group Reorganization as detailed in notes 1 and 18 above.

We evaluated all events and transactions that occurred after December 31, 2021 up through June 1, 2022 which is the date that these consolidated financial statements are available to be issued, saved to the Group Reorganization, there were no other any material subsequent events that require disclosure in these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Samfine Creaton Holdings Group Limited.

Condensed Balance Sheets

	Years Ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Current Assets
Amount due from shareholder	8,775	8,775	1,125
Non-Current Assets
Interests in a subsidiary	8	8	1
Total Assets	8,783	8,783	1,126

Liabilities and Stockholders’ Equity
Current Liabilities
Amounts due to a subsidiary	8	8	1
Amounts due to director	29,997	29,997	3,846
Total Liabilities	30,005	30,005	3,847

Stockholders’ Equity
Ordinary shares: US$0.0001 par value, 500,000,000 shares authorized as of December 31, 2020 and 2021, 11,250,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively	8,775	8,775	1,125
Accumulated losses	(29,997)	(29,997)	(3,846)
Total Stockholders’ Equity	(21,222)	(21,222)	(2,721)
Total Liabilities and Stockholders’ Equity	8,783	8,783	1,126

Condensed Statements of Comprehensive Loss

	Years Ended December 31,
	2020	2021	2021
	HK$	HK$	US$
REVENUE	—	—	—
OPERATING EXPENSES
General and administrative expenses	(29,997)	—	—
TOTAL OPERATING EXPENSES	(29,997)	—	—
Equity in net income of a subsidiary	—	—	—
LOSS BEFORE INCOME TAXES	(29,997)	—	—
INCOME TAXES	—	—	—
NET LOSS	(29,997)	—	—

(i)          Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on January 20, 2022 and as a holding company.

On January 13, 2022, New Achiever Ventures Limited was incorporated in the British Virgin Islands as a limited liability company. On January 20, 2022, one share was allotted and issued to the Company, following which New Achiever Ventures Limited is wholly-owned by the Company.

S-1

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION (cont.)

In the condensed parent-company-only financial statements, the Company’s investment in New Achiever Ventures Limited is stated at cost plus equity in undistributed earnings of New Achiever Ventures Limited since the date of acquisition. The Company’s share of net loss of New Achiever Ventures Limited is included in condensed statements of comprehensive income using the equity method. These condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes thereto.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its acquisition of New Achiever Ventures Limited had taken place at January 1, 2020 and throughout the two years ended December 31, 2021.

(ii)    Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Samfine Creaton Holdings Group Limited exceed 25% of the consolidated net assets of Samfine Creaton Holdings Group Limited. The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of the Company’s operations and revenues are conducted and generated in China, a significant portion of the revenues being earned and currency received are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars. Whilst the restricted net assets of the subsidiaries of Samfine Creaton Holdings Group Limited does not exceed 25% of the consolidated net assets of Samfine Creaton Holdings Group Limited, the above condensed parent company only financial information of Samfine Creaton Holdings Group Limited is presented for the supplementary reference.

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

No cash flow statement has been presented as the Company has no cash transaction for both years.

S-2

Samfine Creation Holdings Group Limited

3,750,000 Ordinary Shares

______________________

PROSPECTUS

______________________

Univest Securities, LLC

          , 2022

Until and including             , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2022

Samfine Creation Holdings Group Limited

Ordinary Shares

This prospectus relates to the resale of 1,122,750 shares of our Ordinary Shares by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of the Ordinary Shares by the selling shareholders named in this prospectus.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2022

THE OFFERING

Ordinary Shares offered by us:	0
Ordinary Shares offered by the selling shareholders	1,122,750 Ordinary Shares
Ordinary Shares outstanding before the offering:	11,250,000 Ordinary Shares
Ordinary Shares to be outstanding after the offering:	15,000,000 Ordinary Shares(1)
Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the selling shareholders named in this prospectus.

____________

(1)      Assuming the issuance by us of our Ordinary Shares and no exercise of the underwriters’ over-allotment option pursuant to the public offering prospectus filed contemporaneously herewith.

Alt-1

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Ordinary Shares by the selling shareholders.

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders, the number of Ordinary Share owned by each selling shareholder immediately prior to the date of this prospectus and the number of shares to be offered by the selling shareholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the selling shareholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus.

Percentage of beneficial ownership before this offering is based on 11,250,000 shares of our Ordinary Shares outstanding as of the date of this prospectus. Beneficial ownership is based on information furnished by the selling shareholders. Unless otherwise indicated and subject to community property laws where applicable, the selling shareholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

None of the selling shareholders has had any position, office or other material relationship within past three years with the Company. None of the selling shareholders is a broker dealer or an affiliate of a broker dealer. None of the selling shareholders has an agreement or understanding to distribute any of the shares being registered. Each selling shareholder may offer for sale from time to time any or all of the shares, subject to the lock up agreements described in the “Plan of Distribution.” The table below assumes that the selling shareholders will sell all of the shares offered for sale hereby. A selling shareholder is under no obligation to sell any shares pursuant to this prospectus.

Name of Selling Shareholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Number of Shares owned After Offering	Percentage Ownership After Offering
Ka Leung Wong	561,375	561,375	—	—
Chun Lee Sze	561,375	561,375	—	—

Note: Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Ordinary Shares, or convertible or exercisable into shares of our Ordinary Shares within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

Alt-2

SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, after the effective date of registration statement of which this prospectus forms a part, sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a selling shareholder, rather than under this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged

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in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Rule 2710 requires members firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•        it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•        the complete details of how the selling shareholders’ shares are and will be held, including location of the particular accounts;

•        whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•        in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

If any of the Ordinary Share offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, and similar selling expenses they incur.

We and the selling shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities laws. The validity of our shares underlying our Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Appleby.

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Samfine Creation Holdings Group Limited

Ordinary Shares

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PROSPECTUS

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          , 2022

Until and including             , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities		Consideration
Ordinary Shares
Wing Wah Cheng, Wayne	January 20, 2022	11,250,000	*	USD 1,125.00

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*        On January 31, 2022, Wing Wah Cheng, Wayne transferred 561,375 Ordinary Shares to each of Chun Lee Sze and Ka Leung Wong for HKD 2,500,000 each.

Item 8. Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)     To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the Ordinary Shares being registered
8.1*	Opinion of Appleby regarding certain Cayman Islands tax matters
8.2*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters and tax matters
8.3*	Opinion of CFN Lawyers regarding certain Hong Kong law matters and certain Hong Kong tax matters
10.1*	Form of Employment Agreement, by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Loan agreement dated October 15, 2020 between Samfine HK and The Bank of East Asia, Limited
10.4*	English translation of loan agreement dated September 27, 2020 between Samfine SZ and Bank of Ningbo
10.5*	English translation of sales and leaseback agreement dated July 17, 2020 between Samfine SZ and International Far Eastern Co., Ltd
10.6*	Form of Director Offer Letter between the Registrant and its directors
10.7*	English Translation of Office Lease Contract, by and between Samfine SZ and Ms. Kwan Hung Cheng and Mr. Zheng Hongrong, dated as of April 29, 2022
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C., an independent registered public accounting firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Commerce & Finance Law Offices (included in Exhibit 8.2)
23.4*	Consent of CFN Lawyers (included in Exhibit 8.3)
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Consent of Sum Chin Cheung
99.3*	Consent of Chi Kit Lau
99.4*	Consent of To Wai Suen
99.6*	Form of Audit Committee Charter
99.7*	Form of Nominating and Corporate Governance Committee Charter
99.8*	Form of Compensation Committee Charter
107*	Filing Fee Table

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*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, PRC, on [*], 2022.

Samfine Creation Holdings Group Limited
By:
Name: Wing Wah Cheng, Wayne
Title: Chief Executive Officer, Director and Chairman

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman of the Board of Directors	, 2022
Name: Wing Wah Cheng, Wayne	(Principal Executive Officer)
	Director	, 2022
Name: Kwan Hung Cheng
	Independent Director	, 2022
Name: To Wai Suen
	Chief Financial Officer	, 2022
Name: Meifang Chen	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Samfine Creation Holdings Group Limited has signed this registration statement or amendment thereto in New York, New York, on [*], 2022.

Authorized U.S. Representative Cogency Global Inc.
By:
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.